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DAT : 6/7/05

Schneider Electric SA

ARIS
12-31-04

2004 Annual Report

Merlin Gerin
Square D
Telemecanique

Schneider Electric
Building a New Electric World

Contents

Interview with the Chairman



Henri Lachmann
Chairman and Chief Executive Officer of Schneider Electric

Schneider Electric achieved an operating margin of 12.6% in 2004. This was the best performance in the industry, but your target was 14%. What is your analysis?

Our margin would have exceeded 14% if the dollar hadn't depreciated by more than 30%.

2004 was our best year in a decade. We returned to growth in all our markets while undergoing an in-depth transformation. Driven by our teams' ability to innovate and our geographic repositioning, organic growth was nearly twice as high as that of our markets.

Schneider Electric has a new growth profile. We've moved closer to our customers in the fastest-growing regions, including Eastern Europe, South America, Asia and even North America, where the economy is very strong. In this way, we are narrowing the gap between our costs, which are 60% euro-denominated, and revenues, which are 50% in euros.

The Company has staked out positions in new, less economically sensitive businesses with high growth potential in building automation and security, secured power, energy management, ultra terminal distribution and services. These specialized activities dovetail with our core businesses and open the door to markets that are twice as large. We now estimate our accessible markets at € 200 billion.

Our good performance also stems from the efficiency plans we've been pursuing over the last three years to reduce our purchasing and base costs, enhance productivity, innovate better and faster and, most important, serve our customers more effectively.

What synergies do you see between the new activities and your core businesses?

To start, the broader lineup of strategically related products and services will lift sales. This is amplified by synergy in market access. Schneider Electric enjoys exceptional worldwide coverage and highly diversified market access channels. This is one of our distinguishing strengths, and it directly benefits our acquisitions. We'll also see synergy in costs, notably thanks to our combined purchasing clout. And most important, there is promising synergy in innovation, research and development. When you give talented, imaginative teams the opportunity to work together, it's always a winning proposition. I'm counting heavily on this mutual enrichment to boost our performance over the long term. In the years ahead, we will put the priority on innovation and technology in all our specialist competencies.

Do you intend to pursue this strategy in the coming years?

Let me start by saying that all our acquisitions meet very strict financial criteria and comply with our strategic business plan. We've already spent € 2.5 billion on targeted acquisitions, and we would like to invest another € 3 billion to € 4 billion in the next three years.

What are Schneider Electric's growth drivers?

Demand for energy is growing strongly around the world, and electricity is the energy of the future. Schneider Electric is strategically focused on automation and electricity management. Our products, services and solutions help make electricity safer to use, more reliable and more intelligent, while promoting energy efficiency and safeguarding the environment. We are close to our customers and able to anticipate their needs.
As a result, we are optimistic and confident in our Company's long-term growth.

Is your organizational model designed for success?

Our model is based on openness and diversity, and that's our strength.

- Diversity in market access channels, through distributors, systems integrators, specifiers, contractors, panelbuilders, electricians and other partners, as well as a dedicated organization for major global accounts.

- Diversity in our supplier base, which participates in our value chain, as we are not highly integrated.

- Diversity in our specialist competencies, which will add new momentum to our core businesses.

- Diversity in our culture.
Thanks to our local teams, we are French in France, German in Germany, American in the US, Chinese in China and Japanese in Japan. We cultivate these differences and are internationalizing our teams.

Supported by our key values and talented people, Schneider Electric will continue to grow to bring even more satisfaction to our shareholders, customers, employees and host communities.

That's our ambition, as expressed in **new²,** our new Company Program for the next four years.

Our diversity is our strength

Key Figures

Strong growth in 2004 sales and earnings



(€ billion)
9.70
9.83
9.06
8.78
10.37
2000
2001
2002
2003
2004

Consolidated sales up 18%

The strong increase in sales reflects organic growth of 8.5%, which was much higher than growth in our markets, as well as the contribution from acquisitions, which added 13.4%.
This offset the negative currency effect of 3.8%.
The Company's growth initiatives amplified the upturn in our end markets in North America and Western Europe. In the emerging economies, sales rose nearly 20% thanks to our solid leadership positions and appropriate business model.



(€ million and as a % of sales)
1,298
13.4%
1,116
11.4%
1,040
11.5%
1,007
11.5%
1,311
12.6%
2000
2001
2002
2003
2004

Operating income up 30%

Here too, the sharp rise stemmed primarily from organic growth. On a constant structure and exchange rate basis, operating income rose 25% thanks to high growth, further industrial productivity gains and tight control over base costs.
The operating margin widened by 1.1 point despite a 0.6-point negative currency effect.
Operating margin for acquisitions integrated in 2004 reached 12.9%, demonstrating these businesses' quality performance.

Forefront positions worldwide



17%
7%
24%
52%
Europe
North America
Asia-Pacific
Rest of the world

Sales by region

Emerging economies in South America, Africa, the Middle East, Eastern Europe and Asia accounted for 27% of consolidated sales in 2004 compared with 20% in 2001.
These regions achieved average growth of 20% over the year.
To serve their high demand, the Company has opened 23 production sites over the last three years, including eight new units in Asia in 2004.

Total workforce: 84,866



18%
7%
21%
54%
Europe
North America
Asia-Pacific
Rest of the world

Workforce by region

Schneider Electric has an active policy of geographic mobility to create a talent pool of multicultural managers.
The international mobility rate for executives exceeded 35% at end 2004.


(€ million)
625
(986)
422
433
565
2000
2001
2002
2003
2004

Net income up 30%

Net income before amortization of goodwill rose 25% to € 782 million.
Net income grew a strong 30% to € 565 million.
Consolidated shareholders equity totaled € 7.6 billion.


(%)
47%
27%
-11%
-5%
6.3%
2000
2001
2002
2003
2004

Debt to equity

Our excellent performance allowed us to maintain a very solid balance sheet.
Despite acquisitions totaling € 1.1 billion and dividends of € 612 million, the debt to equity ratio remained low at 6.3%.


(€ million and as a % of sales)
991
10.2%
966
9.8%
968
10.7%
942
10.7%
1,260
12.2%
2000
2001
2002
2003
2004

Operating cash flow up 34%

Once again, Schneider Electric demonstrated its ability to generate a high level of cash flow. In 2004, cash flow surged to 12.2% of sales and represented 96% of operating income.
After capital spending and changes in working capital requirement, free cash flow stood at € 839 million, or 8% of sales.

Dividend up 64%


(€)
1.85
1.94
2.56
2002
2003
2004
(€)
1.00
1.10
1.80
2002
2003
2004*

EPS up 32%

Dividend before tax credit up 64%

** Proposed dividend to be approved by shareholders at the Annual Meeting on May 12, 2005.*
If approved, the dividend will be paid on May 17, 2005.

Board of Directors, Committees

Board of Directors
(as of March 1, 2005)

Directors

Henri Lachmann,
Chairman and Chief Executive Officer

Daniel Bouton*
Chairman and Chief Executive Officer
of Société Générale

Alain Burq
Member of the Supervisory Board of the
"Schneider Actionnariat" corporate mutual fund

Hans Friderichs* (1)
Corporate Director

Willy R. Kissling*
Chairman of the Board of Directors
of Unaxis Corporation

Gérard de La Martinière*
Chairman of Fédération Française
des Sociétés d'Assurances.
Chairman of Comité Européen des Assurances

René Barbier de La Serre*
Corporate Director

Chris Richardson
Former Executive Vice-President of
Schneider Electric's North American Division

James Ross*
Corporate Director

Piero Sierra*
Special Advisor for the administration
of Pirelli's international companies

Caisse des Dépôts et Consignations* (2)
Represented by **Jérôme Gallot,**
Senior Executive Vice President

Non-voting Director

Claude Bébéar
Chairman of the Supervisory Board of AXA

Board Secretary

Philippe Bougon

** Independent non-executive Director as defined in the Bouton report on corporate governance.*

(1) At the Annual General Meeting of May 12, 2005, shareholders will be asked to elect Serge Weinberg as Director to replace Hans Friderichs, whose term expires at this Meeting and cannot be renewed due to the age limit set out in the bylaws.

Remunerations and Appointments Committee & Corporate Governance

René Barbier de La Serre*, Chairman

Claude Bébéar

Willy R. Kissling*

Henri Lachmann

Audit Committee

Gérard de La Martinière*, Chairman

René Barbier de La Serre*

James Ross*

Piero Sierra*

Auditors

Statutory Auditors

Barbier Frinault & Autres / Ernst & Young

Mazars & Guérard

Substitute Auditors

Charles Vincensini

Philippe Diu

General Management

as of March 2005



Henri Lachmann
Chairman and Chief Executive Officer



Jean-Pascal Tricoire
Chief Operating Officer



Antoine Giscard d'Estaing
Executive Vice-President
Finance and Control - Legal Affairs



Eric Pilaud
Executive Vice-President
Strategic Deployment



Jean-François Pilliard
Executive Vice-President
Human Resources and Communication



Michel Crochon
Executive Vice-President
Customers & Markets



Hal Grant
Executive Vice-President
Globalization & Industry



Alain Marbach
Executive Vice-President
Products & Technology



Julio Rodriguez
Executive Vice-President
International & Iberian Operating Division



Dave Petratis
Executive Vice-President
North American Operating Division



Russell Stocker
Executive Vice-President
Asia-Pacific Operating Division



Christian Wiest
Executive Vice-President
European Operating Division

Business Presentation

1 Background

Schneider Electric is an international Company that manufactures and sells equipment, systems and switchgear for Electric Distribution and for Automation & Control. A world leader in automation and electricity management, the Company reported sales of € 10.4 billion in 2004 and had nearly 85,000 employees worldwide.

Milestones

Schneider Electric's history is a rich tapestry woven from the achievements of Schneider et Cie, founded in 1836; Square D, founded in 1902; Merlin Gerin, founded in 1920; and Telemecanique, founded in 1924.

The Company was originally involved in heavy industry. It traces its beginnings back to 1836, when Adolphe and Joseph-Eugène Schneider acquired steel foundries in Le Creusot, France that were experiencing financial difficulties. In 1838, they formed Schneider & Cie.

From that point until the mid-twentieth century, the Company steadily built a presence in heavy mechanical engineering and transportation equipment, with interests in shipbuilding, railroad equipment and bridge and tunnel building. By the end of the nineteenth century, Schneider had also established a position in electricity.

Gradually, however, the Company grew into a huge, highly diversified conglomerate. From 1981 to 2000, it refocused on electricity and pulled out of a number of businesses, including steel, machine tools, shipbuilding, railways and private telephone systems. The refocusing process was completed in 1997 with the sale of Spie Batignolles.

At the same time, it pursued a strategy of acquisitions in Electrical Distribution and Automation & Control, bringing in Telemecanique in 1988, Square D in 1991 and Merlin Gerin in 1992 (initial stake acquired in 1975). In 1999, the Company acquired Lexel A/S, Europe's second largest supplier of low voltage final distribution products and systems. This was followed in 2000 with the acquisitions of Crouzet Automatismes, a French leader in electronic control and small automation devices, and Positec, a

The Company gained a global scope through organic growth and acquisitions. It has pursued significant expansion programs, notably in China, where it established an important foothold through joint ventures starting in the late 1980s.

In 2001, Schneider Electric made a public offer to purchase Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002.

Over the past few years, the Company has stepped up its strategy of targeted acquisitions to broaden the lineup, extend its geographic coverage and expand into activities with high growth potential.

In December 2002, Schneider Electric acquired Japan's Digital Electronics Corporation, the world leader in man-machine interface.

In 2003, Schneider Electric acquired TAC, a Swedish manufacturer of building control and automation systems, and Clipsal, leader in ultra terminal distribution in the Asia-Pacific region.

In 2004, the Company gained full control of MGE UPS Systems, which ranks first in Europe and third worldwide in uninterruptible power supplies. It also acquired Andover Controls, a US manufacturer of building automation and security solutions. With the merger of TAC and Andover Controls and the acquisition of US-based Abacus Engineered Systems, a provider of facility energy and engineering solutions, Schneider Electric has become a major player in building automation and security.

Also in 2004, Schneider Electric acquired Kavlico Corporation, a manufacturer of sensing technologies based in California. It enhanced its sensing and optoelectronics lineup further during the year with the acquisition of France's Dinel.

Lastly, the Company disposed of its 40% interest in VA Technologies' high voltage business.

Ownership background

The complex ownership structure set up over the 1970s was radically streamlined between 1981 and 1995 by merging the various holding companies to create a single parent company, Schneider SA. In 1999, the Company changed its name to Schneider Electric SA, which owns all outstanding shares of Schneider Electric Industries SAS.

Schneider Electric Industries SAS owns virtually all of the Group's French and foreign subsidiaries.

2 A focus on electricity, with products and services for four core markets

Schneider Electric is a benchmark in its industry, with an exclusive focus on Electrical Distribution and Automation & Control. It ranks among the world's leading providers of medium voltage switchgear and equipment, final low voltage and ultra terminal devices, industrial control products and programmable logic controllers.

The Company is also expanding in related activities through new growth platforms, including Building Automation and Security, Secured Power and Sensors for Repetitive Machines. Together, its businesses serve four core markets: Buildings, Residential, Industry and Energy & Infrastructure.

Core markets

Through a global approach that takes local characteristics into account, Schneider Electric is committed to satisfying all of its customers' needs in four core markets.

Buildings accounted for 41% of sales in 2004. This market covers our entire lineup for electrical distribution, management and optimization, as well as networks for transmitting data in homes, apartment buildings, offices, hotels, hospitals, shopping centers, manufacturing facilities and sports and cultural centers.

The **Residential** market, which represented 11% of sales, is a strategic priority for Schneider Electric because it offers significant growth prospects. It is essentially a local market with different opportunities depending on the region. In developed markets such as Western Europe and the US, renovation and home improvement often represent nearly two-thirds of the market, which is driven by demand for comfort, safety and well-being. In emerging markets, on the other hand, we are targeting newbuilding, with a particular focus on large housing programs in Eastern Europe, China and other Asian countries.

The **Industry** market accounted for 31% of sales in 2004. We offer companies a wide range of products, equipment and services to distribute and manage electricity, control and monitor machines, automate industrial processes, and supervise and manage industrial sites and their consumption.

Our principle growth drivers in this market are global accounts and OEMs, who offer strong potential for new generations of our products and services, notably

The **Energy & Infrastructure** market accounted for 17% of sales in 2004.

□ In the **Energy** market, Schneider Electric offers products, equipment and systems to optimize the generation, transmission, distribution and sale of electricity. We serve power companies, systems integrators, OEMs and panelbuilders with a lineup that integrates new web technologies and high value added products and services for smart networks. This lineup is designed to increase the quality and lower the cost of each distributed kilowatt hour.

□ **Infrastructure** covers all of our Electrical Distribution and Automation & Control products, equipment and services for telecommunication, air, rail, road and maritime transportation, water treatment and natural gas processing. Our goal is to ensure that installations are available, reliable and safe. Around the world, wherever uninterrupted service and safety are mission critical, we offer comprehensive, tailored solutions integrating new web technologies for infrastructure operators, engineering firms, systems integrators, OEMs and contractors.

Lineup

Products, equipment and systems

Our lineup of products, equipment and systems covers all stages of electrical transmission and distribution, as well as automation and control of machines and electrical equipment.

a) The world leader in Electrical Distribution

We are committed to ensuring that electricity is available and reliable. Electrical Distribution accounts for 63% of total sales. Our electrical products and equipment are generally classified by voltage. The portfolio currently includes medium voltage, final low voltage and ultra terminal products and equipment.

▣ **Medium voltage:** Electrical switchgear and equipment from 1 kV to 52 kV. The products in this category are generally used to transform and manage high voltage electricity from the distribution grid. The medium voltage power is then sent directly to end users in industrial buildings and large commercial installations or transformed into low voltage power for small commercial buildings and homes.

▣ **Final low voltage:** Electrical distribution products up to 1 kV for industrial, commercial and residential buildings. This category includes wiring products and final low voltage equipment such as circuit breakers used in industrial and commercial buildings.

▣ **Ultra terminal:** Schneider Electric ranks second in ultra terminal electrical distribution. In this category, we offer new solutions designed specifically for the residential market. Our goal is to meet increasingly sophisticated needs for greater comfort, ergonomics, safety and ease of use, while providing faster data

Ultra terminal products for the residential market primarily include traditional items such as switches, sockets and trays; protection devices like circuit breakers and contactors; and, increasingly, home automation applications. These include control systems for lighting, heating, doors, gates and shutters, and security systems to protect people and their belongings. We have also expanded strongly into home networks for Voice-Data-Image (VDI), IT, television, music and other applications.

These esthetic, functional products are particularly popular with electricians and contractors.

New products are highly targeted and adapted to each country's specific standards. Although the flagship brands are Merlin Gerin and Square D, the lineup is also sold through numerous local brands, including Clipsal in Asia, Feller in Switzerland, Eljo in Sweden and Alombard in France.

b) Ranked second worldwide in Automation & Control (no. 1 in industrial control and no. 3 in PLCs)

Our Automation & Control products are designed to control, monitor and protect electrical equipment and machines. This business accounts for 26% of consolidated sales.

Our industrial control lineup ranges from contactors, overload relays and motor circuit breakers to speed drives, sensors, control units and operator terminals. We also supply programmable logic controllers and automation platforms, as well as specialized configuration, programming, operating assistance and supervision software. Lastly, in motion control, we offer numerical controls, axis and spindle motors and digital positioning solutions.

Our Transparent Ready™ web-enabled solutions optimize performance in Electrical Distribution and Automation & Control. Thanks to this technology, users can easily access their installations in real time from any location and obtain a better return on investment.

In the **Building** market, Transparent Ready™ applications are revolutionizing building management by making it possible to monitor buildings and all the functionalities of existing systems via a local area network (LAN). These solutions have been designed to cover all functions, from electricity, lighting and shade management, access control and intruder alert, to air conditioning, elevators, and fire detection and alarms.

In the **Industry and Infrastructure** markets, Transparent Ready™ solutions are integrated into automation systems and enhance the processing and communication capabilities of industrial system components. Preventive maintenance can be carried out remotely, making for less downtime and greater efficiency. In addition, virtually real-time harvesting of data on energy consumption in one or several sites allows users to manage their energy costs even more

c) Developing in growth platforms that complement our core businesses

These new activities enjoy higher growth potential and more even business cycles than our traditional businesses. They fit in perfectly with our competencies and business model, notably as concerns market access channels. What's more, they can stimulate growth in our core businesses.

- Building Automation and Security

Our ambition is to satisfy strong customer demand for comfort, security, flexibility, optimized investment and reduced operating costs in service, commercial and industrial buildings.

We leverage our systems integrator partners' expertise and the market's broadest open systems technology to offer comprehensive, consistent solutions for control, supervision, monitoring, security, intruder alert and access control. With TAC, Andover Control and Abacus Engineered Systems, we are now in a position to offer highly effective solutions for managing and optimizing energy consumption.

- Secured Power

Our goal here is to serve growing demand for reliable, clean electricity and for more effective control over energy costs. MGE UPS Systems ranks third worldwide, putting Schneider Electric squarely in the center of the uninterruptible power supply market with completely secure solutions.

- Sensors for Repetitive Machines

Schneider Electric intends to develop a lineup of components for repetitive machines. These components generate large production volumes and lead to technological innovations that are useful in the development of other components. Embedded intelligence, for example, has become more and more prevalent in sensors and actuators. Crouzet and Kavlico have enhanced our offer in this area.

High value added services

Alongside our products, systems and equipment, we offer a comprehensive range of services to meet customer needs and support users throughout their installations' useful lives. High performance services such as consulting, site and installation audits, diagnostics, installation monitoring, online training and technical support, and on-site and remote maintenance and management contracts also help customers get the most out of their facilities. We provide solutions to evaluate and optimize energy consumption and offer services for on-site and network management of spare parts, inventory and quality control.

3 Our customers are our partners

Schneider Electric has nurtured close, ongoing relationships with its customers and partners to keep a close eye on their needs. We make a large portion of our sales through distributors, systems integrators, contractors and specifiers. Our partners provide strong, strategically related value, and extend and amplify our commercial and technical resources. The business model we have chosen to develop, which combines a broad, consistent range of smart, networked products and market access through dedicated and specialized sales forces, global accounts, specifiers and other partners, differentiates us from the competition.

Distributors

Electrical equipment distributors rank among our major customers. We are a key partner to distributors worldwide, who account for around 50% of our total sales (70% of catalog product sales) and offer a network of 13,000 sales outlets.

This close relationship allows us to offer customers levels of service and efficiency not found anywhere else in the industry. Distributors provide a single point of access for customers and can combine products into packages.

To facilitate communication with distributors, we have developed numerous Internet-based services. We also help distributors integrate new information technologies that will make them more competitive. With the dedicated "My Schneider Electric" portal, for example, they can access prices and technical information, place orders and download installation manuals around the clock.

This partnership is extended to local distributors, wholesalers, non-specialized professional distributors and large international groups including Rexel and Sonepar in France, Hagemeyer and Solar Nordic in the Netherlands, Graybar and Grainer in the United States, and Ced-Edmundson in the United Kingdom. We also sell products through large home improvement chains such as Home Depot and Lowes in the US and Kingfisher in the UK for the building renovation market.

Lastly, we use specialist distribution channels for our highly technical products such as human machine interface and VDI transmission equipment, PLCs and industrial software.

Integrators and contractors

Aside from our work with distributors, we devise solutions for customers in close cooperation with other partners, including:

- Panelbuilders, OEMs and systems integrators.
- Contractors, ranging from large firms specialized in installing equipment and systems to small specialized

Specifiers and consultants

Specifiers and consultants, such as architects and building designers, represent an indirect customer base in that they recommend or include functionalities in their specifications that channel demand towards Schneider Electric products. They are key partners for us as they define the performance, safety and comfort requirements of Electrical Distribution and Automation & Control installations and devise innovative solutions that help inspire our future product development.

Global Strategic Accounts

While distributors and other intermediary partners are critical to our business, we also sell directly to a wide range of end users and international OEMs. Our dedicated Schneider Global Business Development (SGBD) unit was created to serve these customers, who represent a key part of our strategy.

At December 31, 2004, we had more than 100 Global Strategic Accounts. We constantly look for ways to improve their productivity by leveraging our expertise in the microelectronics, pharmaceuticals, food & beverage, automobile and other industries. We also use SGBD as a spearhead for maximizing the Electrical Distribution and Automation & Control market's potential around the world.

Our top SGBD accounts are DaimlerChrysler, Renault, General Motors, Veolia, Bristol-Myers Squibb, Nestlé, IBM, Motorola, Caterpillar, Emerson, Areva, Faurecia, Chevron Texaco, Telefonica, Texas Instruments and Thyssen Krupp.

To ensure that each global account receives the same quality of service around the world, we have set up an organization in which our subsidiaries and regional agencies can cooperate to standardize the design, production and installation of the products, equipment, projects and services that our customers need. In most cases, the relationship is formalized in a comprehensive Program Alliance that sets out agreements concerning prices and/or services, development and product modifications.

4 International scope

Schneider Electric enjoys leading global positions in the large majority of its businesses. It is the only player in its industry to focus primarily on Electrical Distribution and Automation & Control. We have many rivals, but who are often limited in their scope. The competition breaks down into three broad categories:

- Large non-specialist manufacturers with diversified business bases, such as ABB, General Electric, Mitsubishi Electric and Siemens.
- Multinational specialist manufacturers in automation and control, such as Omron and Rockwell Automation.
- Smaller companies–primarily in electrical distribution–with a more regional presence, including Eaton, Hager and Legrand.

Geographic balance

Schneider Electric is present worldwide, with nearly 85,000 employees and operations in 130 countries. We derive 52% of our sales from Europe, 24% from North America, 17% from Asia-Pacific and 7% from the rest of the world.

This base ensures a strong presence in almost all of our main markets, as well as a platform for rapid expansion, particularly in Asia.

Customer-focused organization

Schneider Electric streamlined its organization in 2003 to simplify flows between products, markets, Country Organizations and processes. It is now well positioned for fast growth, rapid execution and greater efficiency. The corporate Customer & Market and Product & Technology divisions put the customer at the heart of the product development process. The Strategic Deployment division facilitates the integration of acquisitions and the start up of new businesses. And the Globalization & Industry division leverages the Company's global presence to optimize purchasing, supply chain management, production unit specialization and localization, and information systems. The four operating divisions–Europe, North America, Asia-Pacific, and International & Iberia–enhance our ability to be both global and local, with international teams. Rounding out the organization are two functional divisions: Finance & Control - Legal Affairs and Human Resources & Communication.

Product development centers and R&D

Standards, uses, purchasing power, expectations and esthetic criteria differed widely from one country to another. Schneider Electric's R&D is organized globally to handle this diversity and optimize resources and skills-particularly as demand shifts towards more electronics and software.

We have set up global development centers to bring all of our electrotechnical, electronic, electromechanical, software and other technical competencies together and to create technology parks in China, the US, France and Japan.

Global support centers have also been established in Mexico, India and China to provide the technical parks with additional skills and development capacity at a very competitive cost. Located near emerging market supplier areas, these centers will play a major role in reducing product expenses.

This global organization is strategically aligned with Schneider Electric's international business, which requires the development of product platforms that can be deployed around the world. It also allows us to take advantage of business opportunities worldwide, and in turn maximize sales and reduce exposure to economic cycles in our local markets.

Increasingly, Schneider Electric is concentrating on developing and patenting products that can be marketed worldwide. Merlin Gerin-brand low voltage circuit breakers and Telemecanique-brand contactors, for example, are sold in virtually all our principal markets. Like the Company's other international products, they enjoy leadership positions based on reliability and technological excellence. With this strategy of globalization, we can penetrate a maximum number of markets while optimizing costs.

At 5.2% of sales, Schneider Electric's R&D budget is among the highest in the industry. It covers 4,500 employees around the world and development centers in 25 countries. This ongoing commitment has allowed us to accelerate time to market and leverage the technology of strategic partners with whom we have also forged alliances to expand our lineup or geographic coverage.

Lastly, the € 50-million Schneider Electric Ventures fund invests in start-ups whose technologies will form the core of the Company's future lineup.

Global and local production facilities

Around one-third of Schneider Electric's production sites are dedicated to global production. The others are generally located as close as possible to their end markets. Decisions on where to locate local and global plants are based on market proximity, competitiveness and skills developed over the years. At present, the Company has 197 production facilities.

Although most of our products are built from standardized components so that they can be sold around the world, they are also adapted to local standards and requirements. Design and esthetics are sometimes adapted to local needs, but we focus heavily on standardizing key components to achieve scale economies in production. Certain physical features will vary from region to region. This global/local approach helps us optimize profitability.

In the last two years, the Company has deployed plans in France, Germany, the UK and Italy to right-size its manufacturing resources. This has involved reducing the number of sites and redefining their mission. At the same time, we have increased production capacity in Hungary, Poland, the Czech Republic, Bulgaria, China and Mexico.

International standards

While we do tailor our products and equipment to local standards, the majority of our lineup complies with world-recognized International Electrotechnical Commission (IEC) standards. In North America, our products generally meet standards set by the National Electrical Manufacturers Association (NEMA), Underwriters Laboratory (UL) or American National Standards Institute (ANSI). Since our products comply with the dominant standards in our host markets, we are able to meet most all of our customers' needs.

International purchasing and sourcing

We use raw materials such as silver, copper, steel, non-ferrous metals and plastics, as well as electronic components to manufacture our products. We source from a diversified base of suppliers, selected for their know-how, their products' quality and competitiveness and their compliance with environmental and social responsibility requirements.

We have supported the United Nations' Global Compact since 2002 and encouraged our suppliers to join as well. At the end of 2003, we signed a charter based on the Global Compact's principles with suppliers. To put its principles into action, the Global Compact focuses on sharing experience during annual meetings, identifying areas for improvement and raising awareness by reminding all of us that its values are universal.

Schneider Electric's supplier list includes international companies such as Nippon Steel, DSM and Arcelor, as well as medium-sized firms like Gindre Duchavany or AMI Doduco.

Skills development

The diversity of Schneider Electric's geographic coverage, markets and customer base is reflected in its workforce, with a wide range of nationalities, skills, ages and career profiles. This diversity is a key strength. It fits in with the Company's assertive commitment to getting the most synergy possible out of its differences by fostering geographic and professional mobility, skills transfers and exchanges, which are a source of innovation. In this way, we are preparing the future with multicultural teams.

Developing local human resources is another important priority. The change in the number of expatriates demonstrates our commitment to promoting local talent. This entails hiring locally, training, bringing people up through the ranks and actively encouraging intercountry mobility. This policy helps the Company attract, lock-in and develop the best people in all of its host countries.

New information and communication technologies play a crucial role in team development. E-learning modules are available for office automation, technical training and marketing. In addition, more than 45,000 team members have access to the Company's various intranet sites.

General Presentation of Schneider Electric SA

1 General information

Schneider Electric SA is a Société Anonyme (joint-stock corporation) governed by the French Commercial Code, with issued capital of € 1,809,553,416.

Its head office is located at 43/45, boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France.

The Company is registered in Nanterre under no. 542 048 574, business identifier code (APE) 741J.

Schneider Electric SA was founded in 1871. The Company, which was called Spie Batignolles, changed its name to Schneider SA when it merged with Schneider SA (formerly SPEP) in 1995, and then to Schneider Electric SA in May 1999.

Its term is up to July 1, 2031, and its summarized corporate purpose is to operate, directly or indirectly, in France and abroad, any and all businesses related to electricity, industrial control and general contracting, as well as to carry out any and all commercial, securities, real estate and financial transactions (Article 2 of the bylaws). Schneider Electric's fiscal year runs from January 1 to December 31.

The bylaws, minutes of Annual Meetings, Auditors' Reports and other legal documents concerning the Company are available for consultation at the Company's head office (Board of Directors' Secretariat) located at 43/45 boulevard Franklin Roosevelt - 92500 Rueil-Malmaison, France.

2 Capital

Capital stock and voting rights

The Company's capital stock at December 31, 2004 amounted to € 1,809,553,416, represented by 226,194,177 shares with a par value of € 8.00, all fully paid up. A total of 249,020,002 voting rights were attached to the 231,947,120 shares outstanding as of the Annual Shareholders' Meeting of May 6, 2004 (information published in the "BALO" legal gazette dated May 17, 2004).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital over the past five years, through the exercise of stock options, the conversion of bonds, the issuance of shares to the Employee Stock Purchase Plan, the May 5, 2000, March 5, 2003 and December 9, 2004 cancellation of shares and the tender in August 2001 of 98.1% of outstanding Legrand shares to the public exchange offer initiated by Schneider Electric SA.

Five-Year Summary of Changes in Capital

	Number of shares issued or cancelled	Total shares outstanding	New capital	
Capital at Dec. 31, 1999 *		**161,423,578**	**1,291,388,624**	**euros**
Cancellation of shares	(6,000,000)			
Conversion of Square D bonds	152,275			
Exercise of stock options	211,790			
Capital at Dec. 31, 2000 (1)		**155,787,643**	**1,246,301,144**	**euros**
Shares issued in exchange for Legrand shares	84,241,055			
Conversion of Square D bonds	3,026			
Exercise of stock options	228,305			
Capital at Dec. 31, 2001 (2)		**240,260,029**	**1,922,080,232**	**euros**
Conversion of Square D bonds	179,511			
Exercise of stock options	373,365			
Capital at Dec. 31, 2002 (3)		**240,812,905**	**1,926,503,240**	**euros**
Cancellation of shares	(12,000,000)			
Exercise of stock options	1,958,180			
Shares issued to the ESPP (2003 worldwide plan)	1,071,085			
Capital at Dec. 31, 2003 (4)		**231,842,170**	**1,854,737,360**	**euros**
Cancellation of shares	(7,000,000)			
Exercise of stock options	646,160			
Shares issued to the ESPP (2004 worldwide plan)	705,847			
Capital at Dec. 31, 2004 (5)		**226,194,177**	**1,809,553,416**	**euros**

** The Company's capital stock was converted into euros on January 14, 2000.*
The FF 399.8 million difference arising on conversion was charged against additional paid-in capital.
(1) € 45.09 million decrease in capital stock, € 284.87 million decrease in additional paid-in-capital.
(2) € 675.80 million increase in capital stock, € 4,358.70 million increase in additional paid-in-capital.
(3) € 4.42 million increase in capital stock, € 15.00 million increase in additional paid-in-capital.
(4) € 71.77 million decrease in capital stock, € 316.61 million decrease in additional paid-in-capital.
(5) € 45.18 million decrease in capital stock, € 240.90 million decrease in additional paid-in-capital.

Potential capital

Aside from stock options, no share equivalents were outstanding at December 31, 2004. Stock options granted under the stock option plans in force at December 31, 2004, represent 7,139,675 shares, of which 3,981,900 correspond to options to either subscribe new shares or purchase existing shares.

The Board of Directors will determine the nature of the options (subscription or purchase) at a later date. Details of the stock options plans are provided on pages 20 and 21.

Authorizations to issue shares

At the Combined Annual and Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors was authorized to issue shares with or without pre-emptive subscription rights within a limit of €750 million.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 6, 2004, the Board of Directors was also authorized to issue new shares to members of the Employee Stock Purchase Plan, within a limit of 5% of the Company's capital stock over 5 years.

At the Combined Annual and Extraordinary Shareholders' Meeting of May 6, 2004, the Board of Directors was authorized to grant options to purchase new or existing shares to employees and corporate offices of the Company and its affiliates under the provisions of article 225-177 of the French Commercial Code.

At the Annual Shareholders' Meeting of May 12, 2005, shareholders will be asked to renew all authorizations to increase the Company's capital. To satisfy legal obligations, shareholders will also be asked to renew the authorization to issue shares to members of the Employee Stock Purchase Plan. In accordance with the new provisions of article L.225-197-1 of the French Commercial Code, shareholders will also be asked to authorize the issuance of shares without consideration to employees and to corporate officers of the Company and its affiliates.

The authorizations currently in force are as follows:

	Maximum aggregate par value of shares that may be issued	Authorization date	Authorization expires	Amount used at Dec. 31, 2004
I - Issues with pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares	€ 750 million (1)	May 16, 2003	July 15, 2005	–
II - Issues without pre-emptive subscription rights				
Shares, warrants and other securities convertible, exchangeable, redeemable or otherwise exercisable for shares, including shares issued in connection with a tender offer initiated by the Company	€ 750 million (1) (2)	May 16, 2003	July 15, 2005	–
III - Employee share issues				
Share issues restricted to employees (ESPP)	5% of the capital	May 6, 2004	May 5, 2009	–
Options to purchase new shares	3% of the capital (3)	May 6, 2004	July 5, 2007	0.9 % (4)

(1) The ceilings for issues with and without pre-emptive subscription rights are not cumulative.

(2) At the Annual Meeting of May 16, 2003, the Chairman of the Board of Directors informed shareholders that the Board had decided before the meeting that it would limit any issue to an aggregate amount of € 500 million.

(3) The number of options to subscribe new shares or purchase existing shares that have been granted and not yet exercised or cancelled may not exceed 3% of the issued capital.

(4) Stock option plans 23 and 24. The Board of Directors will determine the nature of Plan 24 (subscription or purchase) by May 5, 2007 at the latest.

❸ Ownership structure

	Dec. 31, 2004				Dec. 31, 2003		Dec. 31, 2002	
	Interest %	Number of shares	Voting rights %	Number of voting rights	Interest %	Voting rights %	Interest %	Voting rights %
Caisse des Dépôts	4.45	10,062,852	5.39	13,237,852	4.34	5.23	3.99	5.21
Employees	3.76	8,501,683	6.22	15,277,269	3.62	6.00	3.11	5.85
Treasury stock (1)	0.95	2,150,352	–	–	0.93	–	0.89	–
Intragroup cross shareholdings	2.25	5,083,516	–	–	2.90	–	6.73	–
Public	88.59	200,395,774	88.39	217,108,334	88.21	88.77	85.28	88.94
Total	100.00	226,194,177	100.00	245,623,455	100.00	100.00	100.00	100.00

(1) Via Cofibel / Cofimines.

Ownership structure at December 31, 2004

- □ Caisse des Dépôts et Consignations 4.45%
- □ Employees 3.76%
- □ Treasury stock - Intragroup cross shareholdings 3.20%
- □ Public 88.59%

As of December 31, 2004, Schneider Electric had approximately 205,500 shareholders (TPI estimate).

A total of 26,672,146 shares benefited from double voting rights.

Disclosure thresholds

To the best of the Company's knowledge, no shareholders other than Caisse des Dépôts, listed above, hold, either directly or indirectly, more than 5% of Schneider Electric's capital or voting rights.

During the year, Caisse des Dépôts' voting rights rose above and fell below the 5% threshold.

Pledges on Schneider Electric shares

To the best of the Company's knowledge, shares pledged by shareholders represent 0.06% of the issued capital.

Pledges on subsidiaries' shares

Schneider Electric has not pledged any shares in significant subsidiaries.

4 Employee profit-sharing and stock purchase plans

Profit-sharing plans

Profit-sharing and other profit-based incentive plans have been in effect at Schneider Electric Industries SAS since 1994.

The amounts allocated over the past five years were as follows:

- € 39.9 million in 2000 (profit-based incentive plan)
- € 16.1 million in 2001 (profit-based incentive plan and profit sharing)
- € 2.2 million in 2002 (profit-based incentive plan and profit sharing)
- € 13.0 million in 2003 (profit-based incentive plan)
- € 35.2 million in 2004 (profit-based incentive plan).

The "Schneider Electric" corporate mutual fund

Schneider Electric has long been committed to developing employee stock ownership. Employees who are members of the Employee Stock Purchase Plan have an opportunity to purchase new or existing Schneider Electric SA shares through corporate mutual funds.

The latest employee share issue took place in 2004 and was open to employees in 48 countries. It gave rise to the issuance of 705,847 new shares at € 47.68 per share, representing a discount of 15% on the average share price.

As of December 31, 2004, employees held a total of 8,501,683 Schneider Electric SA shares through the corporate mutual funds, representing 3.76% of the capital and 6.22% of the voting rights, taking into account double voting rights.

Stock option plans

Grant policy

Stock option plans are approved by the Board of Directors following a review of the plans by the Remunerations and Appointments Committee.

At its meeting of May 6, 2004, the Board of Directors set up two option plans n° 23 and 24. The second, number 24, was decided as part of the annual policy to grant stock options. It has 402 grantees. The first, number 23, is designed to reward the 2003 winners of the NEW2004 Trophies. This awards program is part of the NEW2004 company program. The plan has 107 grantees, members of the six winning teams. Each member was granted 1,000 options.

Description

The exercise price is equal to the average share price of the twenty trading days prior to the date of grant by the Board of Directors. No discount is applied.

The options have an eight year life. Options granted under plans 12 through 19 may be exercised as from the fourth year, as long as the grantee holds the shares subscribed or acquired in registered form until the end of a five-year period following the date of grant. In certain cases, however, the options may be exercised without condition as from the third year. Options granted under plans 20, 21 and 24 may be exercised without condition as from the fourth year or, in certain cases, as from the third year. Exceptionally, options granted under plans 22 and 23 may be exercised as from the first year.

Options may only be exercised by Group employees. In addition, the exercise of options granted under plans 11, 13 through 18 and plans 20, 21 and 24 is fully or partially dependent on specific targets being met concerning income, value creation, sales or operating margin, as described in the following table.

Because these targets were only partially achieved, 2,024,400 options granted under plans 15 through 18 were cancelled.

Options granted to and exercised by corporate officers and the top grantees during the year

150,000 options with an exercise price of € 56.09 and expiring in 2012 were granted to Henri Lachmann under plan 24. The exercise of these options is dependent on certain conditions being met.

Mr. Lachmann, who was granted options under plans 15 through 21 and plan 24, did not exercise any options during the year.

Options granted to the top ten employee grantees during the year and exercised by the ten employees exercising the most options during the year

	Number of options	Price (in euros)	Expiration date
Options granted in 2004 to the top ten employee grantees (not including corporate officers)	282,200	56.09	2012
Options exercised in 2004 by the ten employees exercising the largest number of options during the year (not including corporate officers)	77,000	43.53 (1)	-

(1) Weighted average price

Stock option plan details

Plan no.	Date of Board Meeting	Number of initial grantees	Number of options granted	Price in euros	Exercise criteria	% of targets met	Number of options cancelled (1)	Number of options outstanding at Dec. 31, 2003 (2)
11	06/13/96	233	862,800	35.37	All options: ROE for 1994 to 1996	62.5	339,700	0
12	01/24/97	53	1,360,000	35.67	None	N. A	N. A	0
13	06/10/97	273	970,800	44.52	All options: ROE for 1995 to 1997	74.9	239,400	0
14	01/28/98 P	287	1,208,000	50.77	All options: ROE for 1996 to 1998	85.4	164,300	919,046
15	12/22/98 P	1	60,000	50.86	50% of options: value creation for 1999 to 2001	55.4	13,300	46,700
16	04/01/99 P	337	1,259,300	50.73	50% of options: value creation for 1999 to 2001	55.4	245,900	919,800
17	04/01/99 P	542	2,123,100	50.73	All options: sales, base costs and operating income for 2001	47.7	1,078,600	944,100
18	03/24/00 P	1,037	1,421,200	65.88	50% of options: value creation for 2000 to 2002	0	686,600	642,000
19	04/04/01 S	1,050	1,557,850	68.80	None	N. A	N. A	1,464,875
20	12/12/01 S	180	1,600,000	51.76	All options: 2004 sales and operating income	-	-	1,494,400
21	02/05/03 S/P	433	2,000,000	45.65	50% of options: operating margin and operating income to capital employed	-	-	1,921,200
22	02/05/03 S	111	111,000	45.65	None (reserved for winners of the NEW2004 Trophies)	N.A	N. A	91,500
23	05/06/04 S	107	107,000	56.09	None (reserved for winners of the NEW2004 Trophies)	N.A	N. A	107,000
24	05/06/04 S/P	402	2,060,700	56.09	50% of options in equal amounts over 2004, 2005 and 2006: operating margin	-	-	2,060,700
			16,701,750					

(1) Because targets were not met.
(2) Number of shares outstanding after deducting all shares cancelled and exercised since the plan began.

Outstanding options

Plan no.	Date of Board Meeting	Type (1)	Number of options outstanding (2)	Options granted to corporate officers (2)	Options granted to the top 10 employee grantees (2)	Starting date of exercise period	Expiration date	Price (in euros)	Options exercised in 2004	Options cancelled in 2004	Number of options outstanding at Dec. 31, 2004
11	06/13/96	S	89,950	-	-	06/13/01	06/12/04	35.37	89,950	0	0
12	01/24/97	S	27,000	-	-	01/24/00	01/23/04	35.67	27,000	0	0
13	06/10/97	S	532,210	-	-	06/10/00	06/09/04	44.52	527,710	4,500	0
14	01/28/98	P	997,400	-	-	01/28/01	01/27/05	50.77	72,254	6,100	919,046
15	12/22/98	P	46,700	46,700	-	12/22/01	12/21/05	50.86	0	0	46,700
16	04/01/99	P	928,500	85,600	118,200	04/01/02	03/31/07	50.73	8,700	0	919,800
17	04/01/99	P	953,700	107,400	124,000	04/01/02	03/31/07	50.73	7,200	2,400	944,100
18	03/24/00	P	644,650	63,000	87,900	03/24/03	03/23/08	65.88	0	2,650	642,000
19	04/04/01	S	1,485,525	205,500	163,600	04/04/05	04/03/09	68.80	0	20,650	1,464,875
20	12/12/01	S	1,528,900	100,000	333,000	12/12/04	12/11/09	51.76	0	34,500	1,494,400
21	02/05/03	S or P	1,950,400	150,000	345,000	02/05/07	02/04/11	45.65	0	29,200	1,921,200
22	02/05/03	S	93,000	-	10,000	06/05/03	02/04/11	45.65	1,500	0	91,500
23	05/06/04	S	107,000	-	10,000	10/01/04	05/05/12	56.09	0	0	107,000
24	05/06/04	S or P	2,060,700	150,000	282,200	05/06/08	05/05/12	56.09	0	0	2,060,700

(1) S = Options to subscribe new shares / P = Options to purchase existing shares

(2) After cancellations because targets were only partially met or because grantees did not exercise their options.

5 Stock buybacks

The Annual Shareholders' Meeting of May 16, 2003 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company purchased 1,660,253 shares at an average unit price of € 51.50.

The Annual Shareholders' Meeting of May 6, 2004 authorized the Board of Directors to buy back shares on the open market. Pursuant to this authorization, the Company had purchased 4,113,967 shares at an average unit price of € 51.72 on February 16, 2005. The related transaction costs amounted to € 319,161.95.

At its meeting of December 9, 2004, the Board of Directors used the authorization granted by the Annual Shareholders' Meeting of May 6, 2004 to cancel 7 million shares bought back by the Company pursuant to authorizations granted by the Annual Shareholders' Meetings of May 27, 2002, May 16, 2003 and May 6, 2004.

At December 31, 2004, the Company held 5,083,516 of its own shares in treasury.

6 Stock market data

The Schneider Electric SA share is listed on the Euronext First Market in Paris, where it is traded in lots of one under ISIN code FR0000121972.

It is part of the market's benchmark CAC 40 index of France's largest stocks.

18-Month Trading Data

Year	Month	Trading volume (in thousands of shares)	Value (in millions of euros)	Price (in euros)	
				High	Low
2003	September	22,939	1,108.11	51.00	44.50
	October	20,399	966.40	50.60	44.60
	November	24,354	1,252.56	53.00	49.70
	December	18,842	990.11	54.30	51.20
2004	January	26,457	1,394.70	55.95	49.71
	February	20,016	1,068.16	55.30	51.50
	March	26,179	1,379.00	54.35	50.30
	April	24,626	1,381.67	58.25	53.40
	May	26,499	1,464.98	57.20	52.75
	June	19,087	1,063.22	56.65	54.45
	July	16,285	874.93	56.45	51.70
	August	16,546	845.08	53.10	49.20
	September	17,027	891.51	53.70	51.30
	October	16,856	896.23	54.70	51.30
	November	15,184	807.22	54.30	51.80
	December	18,283	938.94	52.60	49.71
	Total 2004	**243,045**	**13,005.64**		
2005	January	29,490	1,645.42	58.60	51.15
	February	18,851	1,113.54	60.60	57.65

Five-year Summary of Share-Price Performance

	2004	2003	2002	2001	2000
Average daily trading volume Euronext Paris					
- Thousands of shares	942.82	1,198.06	1,068.17	1,206.92	528.64
- Millions of euros	50.49	53.92	53.87	72.82	38.50
High and low share prices (in euros)					
- High	58.25	54.30	59.85	79.20	85.80
- Low	49.20	37.40	37.16	38.10	57.35
Year-end closing price (in euros)	51.20	51.90	45.09	54.00	77.70
Yield including tax credit (%)	3.52	3.18	3.33	2.41	3.09

The Schneider Electric SA share vs. the CAC 40 index over 5 years

Euronext data



Schneider Electric share
CAC 40 Index
90
75
60
45
30
7,000
6,000
5,000
4,000
3,000
2,000
77.95
77.70
54.00
45.09
51.90
58.60
59.75
Dec. 31, 1999
Dec. 31, 2000
Dec. 31, 2001
Dec. 31, 2002
Dec. 31, 2003
Dec. 31, 2004
Feb. 4, 2005
Share price in euros
Schneider Electric share
CAC 40 index
(base: Schneider Electric on December 31, 1999)

Monep

Options on Schneider Electric SA shares have been traded on the MONEP market since December 20, 1996.

Ordinary bonds

On April 14, 1999, Schneider Electric SA issued €750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further €250 million 3.75% bond issue was carried out, also due April 14, 2004. The second issue was treated as an extension of the first.

Both were traded on the Euronext Paris and the Luxembourg bond markets under ISIN code FR0000492316. The issue was redeemed at maturity on April 14, 2004.

As part of the Euro Medium Term Notes program initiated on December 21, 1999, Schneider Electric SA issued two tranches of 6.1275% bonds due in October 2007, worth an aggregate €450 million. The first, worth €400 million, was issued on October 9, 2000 and the second, worth €50 million, was issued on October 10, 2000. Together they comprise 450,000 bonds with a face value of €1,000 each, which are traded on the Euronext Paris and the Luxembourg bond markets under ISIN code FR00004833091.

As part of the Euro Medium Term Notes program initiated on December 20, 2002, Schneider Electric issued €750 million worth of 3.875% bonds due October 31, 2008. The bonds are traded on the Luxembourg bond market under ISIN code FR0010023200.

7 Investor relations

Investor Relations Officer

Antoine Giscard d'Estaing
Executive Vice-President, Finance and Control - Legal Affairs

43-45, boulevard Franklin-Roosevelt
92500 Rueil-Malmaison - France

Tel.: +33 (0)1 41 29 71 34

Contacts

Any information or document may be requested to the Financial Communication:

Alexandre Brunet
Vice-President Financial Communication and Investors Relations

From the institutional investors and financial analysts:
Tel: +33 (0)1 41 29 70 71

Shareholders' Relations Committee

The Committee is made up of ten individual shareholders appointed by Schneider Electric for a two-year term. Members may serve a maximum of two terms. The Committee is designed to relay shareholders' concerns in the area of financial communication to the Company. It gives an opinion and makes suggestions on financial communication actions and resources for individual shareholders. In 2004, the members met three times and made numerous suggestions that were then implemented by Schneider Electric's financial communication department.

Examples include:

- Topics to be included in the Letter to Shareholders issued in 2004.
- The Committee's participation in the Q&A session with the Chairman at the Annual Shareholders' Meeting. In this capacity, Committee members relay certain questions phoned in to the toll-free number.
- Meetings and visits for individual shareholders. In 2004, shareholders who made a request at the Annual Meeting were able to tour the New Electric World Center in Rueil Malmaison.
- Changes in information documents, including printed publications and the corporate website. At the Annual Meeting, shareholders received a copy of "The Year in Review" and "In Brief", as well as the Annual Report on request.

Shareholder documents

In addition to the annual report and a summary report, the Company also publishes:

- The Annual Report and "In Brief".
- A Shareholders' Letter (three times a year).
- General, economic and financial information (presentation, press releases).
- A corporate website (www.schneider-electric.com).



Board of Directors (at December 31, 2004)

Chairman and Chief Executive Officer

Henri Lachmann (1)

First elected: 1996

Term ends: 2005

66 years old.

Other directorships and functions: Chairman of Schneider Electric Industries SAS and Director of a number of Schneider Electric subsidiaries. Director of Finaxa, various Axa subsidiaries, Vivendi Universal and ANSA; Member of the Supervisory Board of Axa and Norbert Dentressangle; Member of the Institut de l'Entreprise Steering Committee; non-voting Director of Fimalac and Tajan.

A graduate of Hautes Etudes Commerciales (HEC), Henri Lachmann began his career in 1963 with Arthur Andersen. In 1970, he joined Compagnie Industrielle et Financière de Pompey. In 1971 he became Chief Executive Officer of Financière Strafor (later Strafor Facom), where from 1981 to 1997 he served as Chairman and Chief Executive Officer. He has served as a Director of Schneider Electric SA since 1996 and was appointed Chairman on February 25, 1999.

Mr. Lachmann owns 10,500 Schneider Electric SA shares.

Directors

Daniel Bouton*

First elected: 1995

Term ends: 2008

54 years old, Chairman and Chief Executive Officer of Société Générale.

Other directorships and functions: Director of Total and Veolia Environnement.

A graduate of Ecole Nationale d'Administration with the title of Inspecteur Général des Finances, Daniel Bouton held several positions in the French Finance Ministry, including Budget Director, from 1988 to 1991.

He joined Société Générale in 1991, becoming Chief Executive Officer in 1993 and Chairman in 1997.

Mr. Bouton owns 250 Schneider Electric SA shares.

Thierry Breton* (2)

First elected: 2000

Term ends: 2008

50 years old, Chairman and Chief Executive Officer of France Telecom.

Other directorships and functions: Chairman of the Board of Orange, Chairman of the Board of Thomson SA, Director of Thomson SA; Chairman of Thomson's Strategy Committee; Director of Dexia (a Belgian company); Member of the Supervisory Board of Axa.

A graduate of Supelec, Thierry Breton served as Chairman of Forma Systèmes from 1981 to 1986, Advisor to the French Ministry of National Education, in charge of information technology and new technologies from 1986 to 1988; Managing Director of the Futuroscope Teleport business park in Poitiers from 1986 to 1990; Executive Vice President of the CGI Group from 1990 to 1993; Executive Chairman of the Bull Group from 1993 to 1997; and Chairman of Thomson SA and Thomson Multimedia from 1997 until October 2002. He was appointed Chairman and Chief Executive Officer of France Telecom in October 2002.

Mr. Breton owns 370 Schneider Electric SA shares.

Alain Burq

First elected: 2000

Term ends: 2008

51 years old, Chairman of the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund.

A graduate of Ecole Supérieure de Commerce de Paris, Alain Burq also has an MBA from the Wharton School of the University of Pennsylvania. In 1982, he joined Schneider Electric, where he has been in charge of special projects for the Corporate Services department since 2001.

Mr. Burq owns 250 Schneider Electric SA shares.

Independent director, as defined in the Bouton report on corporate governance

(1) Up for re-election at the May 2005 Annual Shareholders' Meeting.

(2) Thierry Breton, appointed Economy and Finance Minister, resigned from the Board of Directors on February 28, 2005.

Michel François-Poncet
(† February 10, 2005)

First elected: 1986

Term ends: 2005

70 years old, Vice-Chairman of the Board of BNP-Paribas.

Other directorships and functions: Chairman of BNP-Paribas (Switzerland); Vice-Chairman of Pargesa Holding SA (Switzerland); Director of LVMH, Finaxa, Power Corporation (Canada), BNP-Paribas UK Holdings Limited (UK) and Compagnie Monégasque de Banque (Monaco).

A graduate of Institut d'Etudes Politiques and the Harvard Business School, Michel François-Poncet joined Banque Paribas in 1961. He became Chairman of Compagnie Financière de Paribas and Banque Paribas in 1986 and Chairman of the Supervisory Board of Compagnie Financière de Paribas and Banque Paribas in 1990 until 1998. From 1998 to 2000, he served as Chairman of the Compagnie Financière de Paribas Supervisory Board. In 2000, he was appointed Vice-Chairman of the Board of BNP-Paribas.

Mr. François-Poncet owns 800 Schneider Electric SA shares.

Hans Friderichs *

First elected: 1997

Term ends: 2005

73 years old, Corporate Director.

Other directorships and functions: Chairman of the Supervisory Boards of Goldman Sachs Investment Management GmbH (Frankfurt), Leica Camera AG (Solms), Allit AG (Bad Kreuznach), Pott-Racke-Dujardin GmbH & Co. KG (Bingen), and C.A. Kupferberg & Cie KGaA (Mainz); Vice-Chairman of the Supervisory Board of Adidas-Salomon AG (Herzogenaurach); Member of the Supervisory Board of The New German Länder Industrial Investment Council (ICC) GmbH.

Hans Friderichs, a German citizen, holds degrees in Law and Political Science. Soon after graduating, he joined Germany's Free Democratic Party (FDP), serving as Deputy Chairman from 1974 to 1977. Mr. Friderichs was a member of parliament from 1965 to 1969, then secretary of state for the Rhineland Palatinate Agriculture and Environment Ministry. In 1972, he was appointed Federal Minister of the Economy. He left the federal government in 1977 and joined the Management Board of Dresdner Bank AG in 1978. In 1985, he became a consultant and corporate director.

Mr. Friderichs owns 500 Schneider Electric SA shares.

Willy R. Kissling *

First elected: 2001

Term ends: 2008

60 years old, Chairman of Unaxis Corporation (Information Technology).

Other directorships and functions: Chairman of Forbo Holding AG (flooring, belting and adhesives); Vice Chairman of Holcim Ltd (cement); Director of Kühne & Nagel International AG (logistics) and the Swiss-American Chamber of Commerce.

Mr. Kissling, a Swiss citizen, holds diplomas from the University of Bern and Harvard University. He began his career at Amiantus Corporation and then joined Rigips, a plasterboard manufacturer, in 1978. He was appointed to the Rigips Executive Committee in 1981 and subsequently became Chairman. From 1987 to 1996, Mr. Kissling served as Chairman and Chief Executive Officer of Landis & Gyr Corporation, a provider of services, systems and equipment for building technology, electrical contracting and payphones. Since 1998, Mr. Kissling has been Chairman of Unaxis Corporation, also serving as Chairman and Chief Executive Officer from 1998 to 2002.

Mr. Kissling owns 250 Schneider Electric SA shares.

Gérard de La Martinière *

First elected: 1998

Term ends: 2007

61 years old, Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A) and Chairman of the European Insurance Committee (CEA).

Other directorships and functions: Chairman of the Board of LCH.Clearnet Group Ltd., London, since January 2004 and Member of the Supervisory Board of Air Liquide since 2003.

A graduate of Ecole Polytechnique and Ecole Nationale d'Administration, Gérard de La Martinière held several positions in the French Finance Ministry before serving as Secretary General of Commission des Opérations de Bourse and General Manager of Société des Bourses Françaises. In 1989, he joined Axa, where he was appointed Executive Vice-President, Holding Companies and Corporate Functions in 1993, member of the Management Board in 1997 and Executive Vice-President, Finance, Budget Control and Strategy in 2000. He left Axa in 2003 to become Chairman of Fédération Française des Sociétés d'Assurances (F.F.S.A).

Mr. de La Martinière owns 606 Schneider Electric SA shares.

René Barbier de La Serre * (1)

First elected: 2002

Term ends: 2005

64 years old, Corporate director.

Other directorships and functions: Director of Sanofi-Aventis, Caylon and Harwanne Compagnie de Participations Industrielles et Financiers SA (Geneva); Member of the Supervisory Board of Pinault Printemps-Redoute, Compagnie Financière Saint-Honoré, Compagnie Financière Edmond de Rothschild Banque and Euronext NV (Amsterdam);

After graduating from Ecole Polytechnique and l'Institut d'Etudes Politiques de Paris, Mr. Barbier de La Serre joined Banque de l'Union Européenne in 1963, later becoming Deputy Director.

In 1973, he moved to Crédit Commercial de France (CCF), where he was appointed Managing Director in 1987 and Vice Chairman and Chief Executive Officer in 1993. He left CCF in 1999. From 1988 to 1998, Mr. Barbier de La Serre was a member of Conseil des Marchés Financiers, serving as Chairman from 1994 to 1998. In this capacity, he was a member of the Collège de la Commission des Opérations de Bourse.

Mr. Barbier de La Serre
owns 1,000 Schneider Electric SA shares.

Chris Richardson

First elected: 2004
Term ends: 2008
60 years old, former Executive Vice-President of Schneider Electric's North American Division.

A US citizen, Mr. Richardson graduated from Iowa State University after serving in the US Air Force from 1964 to 1968 and joined Square D in 1971. He spent his entire career with the company, which was acquired by Schneider Electric in 1991. He served as Executive Vice-President of Schneider Electric's North American Division from 1998 to January 2004.

Mr. Richardson
owns 250 Schneider Electric SA shares.

James Ross *

First elected: 1997
Term ends: 2007
66 years old, Corporate director.

Other directorships and functions: Director of McGraw-Hill Inc., Datacard Inc. and Prudential Plc.; Chairman of the Leadership Foundation for Higher Education.

James Ross, a British subject, is a graduate of Oxford University. In 1959 he joined BP, where he held several positions before becoming a Managing Director in 1991. He was Managing Director of Cable & Wireless plc from 1992 to 1995, when he was appointed Chairman of the National Grid. After National Grid merged with Transco in 2002, he served as Vice-Chairman of National Grid Transco until 2004.

Mr. Ross owns 300 Schneider Electric SA shares.

Piero Sierra *

First elected: 1997
Term ends: 2008
70 years old, Special Advisor for the administration of Pirelli SpA's international companies.

Piero Sierra, an Italian citizen with a degree in humanities from the University of Lyon, joined Milan-based Pirelli SpA in 1962. He held management positions in Italy and abroad before becoming Director and Chief Executive Officer of Pirelli SpA from 1991 to 1995.

Mr. Sierra owns 1,000 Schneider Electric SA shares.

Caisse des Dépôts et Consignations * (3)

First elected: 2004
Term ends: 2008

Caisse des Dépôts et Consignations sits on the Boards of Directors of a large number of companies, including CNCE, Ixis, CNP, SNI, C3D, SCIC Habitat, Compagnie des Alpes, BDPME, Sofaris, Solidec, Sogama Crédit Associatif, Société d'Investissement France Active, Compangie Nationale du Rhône and TDF. The full list of Caisse des Dépôts et Consignations' directorships is avaiable at the following toll-free number in France: 0 800 20 55 14.

Represented by **Jérôme Gallot,** 45 years old, who is also a member of the Boards of Directors of Compagnie Nationale de Rhône, Caisse Nationale de Prévoyance, ICADE, Galaxy Fund, Galaxy Management Services, Plante Finance and Sicav Austral.

Mr. Gallot is a graduate of Institut d'Etudes Politiques de Paris and Ecole Nationale d'Administration. After three years with the Cour des Comptes, he served as financial advisor to the Secretary General of the interministerial committee for European economic co-operation, from 1989 to 1992. He was then Chief of Staff in a number of French ministries, from 1993 to 1997. In 1997, he was appointed Director of the Competition, Consumer Affairs and Anti-Fraud Division of the Ministry of the Economy and Finance. He left this position in 2003 to become Senior Executive Vice President at Caisse des Dépôts et Consignations.

The Caisse des Dépôts et Consignations
owns 10,062,852 Schneider Electric SA shares.

Non-voting Director

Claude Bébéar

First elected: 2004
Term ends: 2008
69 years old, Chairman of the Supervisory Board of Axa and Chairman of Finaxa.

Other directorships and functions: Director of a number of Axa subsidiaries; Director of BNP-Paribas and Vivendi Universal.

A graduate of Ecole Polytechnique, Claude Bébéar joined in 1958 the mutual insurance company that would later become Axa. He was appointed Chairman and Chief Executive Officer of the company in 1975. From late 1996, when Axa merged with UAP, until 2000, when he was appointed Chairman of the Supervisory Board, Mr. Bébéar served as Chairman of Axa's Management Board and Chairman of its Executive Committee. He was a Director of Schneider Electric SA from 1986 to 2003.

Mr. Bébéar owns 250 Schneider Electric SA shares.

**Independent director, as defined in the Bouton report on corporate governance*

(1) Up for re-election at the May 2005 Annual Shareholders' Meeting.

(3) Legal entity that is resigning from the Board so that shareholders may elect its permanent representative as Director.

2 Organizational and operating procedures of the Board of Directors **

The Board of Directors defines the Company's business strategy and oversees its implementation. Its members are elected by shareholders in Annual Meeting upon proposal of the Board. According to the Company bylaws, Directors may not hold office beyond their 74th birthday.

Based on a review by the Remunerations and Appointments Committee, the Board considered in February 2004 that nine of the thirteen Directors sitting on the Board since May 6, 2004 were independent Directors, as defined in the Bouton report on corporate governance. Foreign representation is also significant as the Board includes five non-French Directors. Employee shareholders are represented by a Director who sits on the Supervisory Board of the "Schneider Actionnariat" corporate mutual fund. The average age of the Board members is 59.
The Board approved a set of operating rules and procedures in March 2003. The document, which include the operating rules and procedures of the Board committees (the Remunerations and Appointments Committee and the Audit Committee) as well as the Directors' charter recommended under AFEP-MEDEF corporate governance guidelines, comprises 8 Articles:

Article 1 defines the Board's role and powers. The Board defines the Company's business strategy and oversees its implementation. To enable the Board to fulfill its duties, the Chairman must inform the Board of any material event arising in the normal course of business. He or she must also submit to the Board's authorization any proposal to acquire or sell assets exceeding €100 million as well as all transactions involving a commitment by the Company above this amount. In addition, the Board must carry out an annual review of its membership, organization and operating procedures.

Article 2 defines the principles the Board shall apply concerning the renewal of its membership. These include assuring international representation by maintaining a significant number of non-French Directors, maintaining independence through a majority of independent Directors as defined in the Bouton report, ensuring continuity through the re-election of one quarter of the Directors each year and enabling representation of employee shareholders by a Director who is a member of the Supervisory Board of a mutual fund invested in Company stock.

***Paragraphs 2 through 5 make up the Chairman's report prepared in accordance with article L225-37 of the French Commercial Code.*

Article 3 defines procedures for organizing Board meetings. In addition to the legal provisions for calling Board meetings, participation of Directors, minutes, etc., this article calls for a minimum of six meetings a year and the attendance of the Executive Vice-President, Finance and any line executives concerned by the major issues put before the Board.

Article 4 defines the status of Directors and their responsibilities. These include:

□ Representing all shareholders and acting in the corporate interest.

□ Submitting their resignation when they have not participated in more than half the Board meetings.

□ Respecting an obligation of confidentiality.

□ Requesting any documents needed to fulfill their responsibilities and meeting with Company executives as required.

□ Reporting conflicts of interest.

□ Owning at least 250 shares of Company stock.

□ Complying with rules governing trading in Schneider Electric shares.

□ Disclosing on a timely basis any transactions involving Schneider Electric shares.

□ Attending the Annual Shareholders' Meeting.

Articles 5 to 7 apply to the Board Committees and are described in the corresponding section below.

Article 8 defines the scope of the internal rules and procedures.

To ensure that Board members are fully prepared, the Company sends them the meeting agenda ten days before upcoming Board meetings, along with draft minutes of the previous meeting. Four to five days beforehand, the Directors also receive a Board meeting file, which may include financial statements when appropriate (the deadline is shorter, however, for the interim financial statements). The file includes notes or the text of presentations scheduled on the agenda, as well as, when appropriate, any draft reports and the consolidated or parent company financial statements. A supplementary file may also be provided at the meeting.

Between meetings, aside from conversations they may have with the Chairman, Board members receive a monthly Letter to Directors, a weekly press review, all of the Company's press releases, financial analysts' reports and other documents.

Directors also have the opportunity to meet informally with key members of senior management prior to Board meetings. In addition, new Directors attend training and information sessions dealing with the Company's strategy and businesses.

Schneider Electric has adopted a code of ethics for Directors and employees designed to prevent insider trading. Under the terms of this code, both Directors and employees are barred from trading shares in companies for which they have information that has not yet been made public. In addition, they may not trade Schneider Electric SA shares during the 30 days preceding publication of the annual and interim financial statements, nor may they engage in any type of speculative trading involving Schneider Electric SA shares. This includes margin trading, trading in options and warrants and purchasing and re-selling securities in a period of less than four months.

3 Board meetings in 2004 **

Six meetings were scheduled in 2004 and seven were held. The meetings lasted an average of 2 hours and 50 minutes and the average participation rate was 96%. They were primarily devoted to strategic issues, reviewing business performance, the financial statements and the Company's corporate governance, and preparing the Annual Shareholders' Meeting.

The Board conducted an in-depth review of the Company's strategy in a one-day meeting devoted entirely to this topic. Additional analyses of certain issues were requested and these were presented to the Board at subsequent meetings. At all of its meetings the Board tracked deployment of this strategy, authorizing the acquisition of Kavlico and Andover Controls and reviewing the procedures for integrating newly-acquired businesses, based on a report prepared by the Audit Committee.

Throughout the year, the Board monitored business performance and progress in implementing restructuring plans, based on the 2004 budget. It reviewed the Company's financial information policy and ensured consistent compliance with market disclosure requirements, notably through an analysis of market consensus and the issuance of press releases.

After reviewing the results of the New2004 program covering the period 2002-2004, the Board examined the **new²** plan for the years 2005-2008.

The Audit Committee reported to the Board on the work carried out by the internal auditors.

At its meeting on February 19, 2004, the Board of Directors closed the 2003 accounts, based on the Audit Committee's report and after seeking the opinion of the external Auditors who attended the meeting.

The meeting that closed the 2003 accounts also set the dividend to be submitted for shareholder approval at €1.1 per share, plus a tax credit of €0.55, for a total payment of €1.65 per share. The Board reviewed the interim financial statements for the six months ended June 30, 2004 according to the same procedure.

In the area of corporate governance, the Board reviewed its activities in 2003 and the response to the self-assessment carried out in the fall of 2002, concluding that highly positive steps had been taken.

The Board discussed its membership and that of the Committees of the Board. Based on a proposal by the Remunerations and Appointments Committee, the Board decided that Gérard de La Martinière qualified as an independent Director in light of his new position as President of Fédération Française des Sociétés d'Assurances. The Board decided to recommend at the Annual Shareholders' Meeting the re-election as Directors of Daniel Bouton, Thierry Breton, Willy Kissling and Piero Sierra, as well as of Alain Burq, who represents employee shareholders. It also decided to recommend electing as Director Chris Richardson, to replace James Hardymon who chose to stand down, and Caisse des Dépôts et Consignations - Schneider Electric SA's largest shareholder - represented by Jérôme Gallot. Caisse des Dépôts et Consignations, which owns just under 5% of Schneider Electric, qualifies as an independent Director. The Board appointed Willy Kissling to the Remunerations and Appointments Committee to fill the seat left vacant by James Hardymon's retirement. The Board decided to propose at the Annual Shareholders' Meeting an amendment to the bylaws creating the position of censeur (non-voting Director) in order to appoint Claude Bébéar to this position.

The appointments of the Auditors expired at the 2004 Annual Shareholders' Meeting and the Board of Directors decided, on the recommendation of the Audit Committee, to adopt an auditor rotation policy. In line with this policy and in accordance with article L.225-228 of the Commercial Code, the Board recommended renewing the appointment of Barbier Frinault et Autres (Ernst & Young) and appointing Mazars & Guérard to replace Pricewaterhouse-Coopers Audit.

After discussing the Remunerations and Appointments Committee's report in the Chairman's absence, the Board approved the Chairman's compensation package, including the degree to which his personal targets were met in 2003 and the rules governing his fixed and variable compensation for 2004. The Board was informed of the compensation policy for the Company's senior executives. It also decided to set up two new option plans (23 and 24) and to issue shares to employees under the 2004 worldwide Employee Stock Purchase Plan.

The Board called the Annual Shareholders' Meeting and approved the reports and resolutions to be presented at the Meeting, including the Chairman's report on the Board's activities and on internal control. It examined and approved the replies to written questions submitted by shareholders under the procedure provided for in article L.225-108 of the Commercial Code or otherwise. All the Directors were present at the Annual Shareholders' Meeting which adopted all the resolutions tabled.

The Board tracked the share buyback program and decided on December 9, 2004 to cancel 7 million shares. It also decided on the allocation of Schneider Electric shares held by the Company, in accordance with the "Market Abuse" directive.

The Board of Directors also carried out the procedures required by law. These include reviewing budgets and business plans, placing on record capital increases and drawing up a report to shareholders on any employee share issues under the Employee Stock Purchase Plan.

Directors and corporate officers hold 4.45% of the Company's capital and 5.86% of the voting rights.

No related-party agreements have been entered into between the Company and its Directors or officers.

No loans or guarantees have been granted to Directors or officers by the Company.

***Paragraphs 2 through 5 make up the Chairman's report prepared in accordance with article L225-37 of the French Commercial Code.*

4 Committees of the Board of Directors (members, operating procedures and meetings)**

The Board of Directors has drafted internal rules governing the operating procedures and missions of the Audit Committee and the Remunerations and Appointments Committee. Their members are appointed by the Board, based on recommendations from the Remunerations and Appointments Committee. After checking with the Chairman of the Board, the Committees may commission research from outside consultants, and they may also invite any persons of their choice to attend their meetings, as required.

Audit Committee

Members

Since February 2003, the Audit Committee has been made up of Gérard de La Martinière, Chairman, René Barbier de La Serre, James Ross and Piero Sierra.

All of the members are independent Directors, going beyond the requirements of the AFEP-MEDEF corporate governance guidelines.

Responsibilities

The Audit Committee is responsible for preparing the decisions of the Board of Directors, making recommendations to the Board and issuing opinions on financial, accounting and risk management issues. In line with these terms of reference, it:

□ Prepares the Board's review of the annual and interim financial statements. In this respect, particularly:

- Ensures that accounting methods used to prepare the consolidated and parent company financial statements are appropriate and applied consistently, that all significant transactions are properly reflected in the consolidated financial statements and that the rules governing the scope of consolidation are correctly applied.

- Analyzes risks, off-balance sheet commitments and the cash position.

□ Reviews draft versions of the annual and interim reports.

□ Makes recommendations, based on a review of service proposals, concerning the appointment or re-appointment of the Auditors.

□ Examines the scope of audit engagements and the results of audits. It verifies the Auditors' independence, in particular by reviewing fees paid by the Group to their firm and network.

- Reviews the internal audit organization and resources, as well as the internal audit program and the executive summary of the internal auditors' reports.

- Examines proposed dividend distributions and the amount of financial authorizations submitted for shareholders' approval at the Annual Meeting.

The Audit Committee examines all financial, accounting and risk management issues referred to it by the Board of Directors or its Chairman.

In addition, prior to the Committee's review of the annual and interim financial statements, the Audit Committee Chairman meets with the Auditors alone, without any Company representatives present. The Audit Committee Chairman also meets with the head of Internal Audit four times a year without any other Company representative present.

The Audit Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2004

In 2004, the Audit Committee met four times under the chairmanship of Gérard de La Martinière. The average duration of the meetings was 2 hours and 30 minutes and the average attendance rate was 94%.

Each meeting was also attended by members of the Finance Department, the head of Internal Audit and the Auditors.

The Audit Committee reviewed the annual and interim financial statements, and the work of the internal and external Auditors. With the two Auditors' terms due to expire at the Annual Shareholders' meeting of May 6, 2004 and after inviting selected audit firms to submit service proposals, the Committee recommended to the Board that an auditor rotation policy should be adopted (see above).

In connection with its risk review, the Committee examined the Company's environmental policy, the status of operations in France, information systems outsourcing and globalization, and procedures for the integration of newly-acquired businesses. It also analyzed the Company's dividend and share buyback policy in relation to the structure of shareholders' equity and made recommendations to the Board on this subject.

The Committee examined the impact on the Company's accounts of the transition to International Financial Reporting Standards (IFRS) and obtained information about the measures taken by the Company to ensure a smooth transition.

The Committee reported to the Board on its activities in 2004 at the Board meetings held on February 19, July 28 and December 9, 2004.

Remunerations and Appointments Committee

Members

Since February 2004, the Remunerations and Appointments Committee has been made up of Michel François-Poncet, Chairman, René Barbier de La Serre, Willy Kissling and Henri Lachmann.

On February 16, 2005, the Board of Directors appointed Mr. Barbier de La Serre Chairman to replace Mr. François-Poncet, who has passed away, and appointed Claude Bébéar to serve as a member.

Responsibilities

The Committee is regularly informed of the Group's compensation policies, especially executive compensation. It reviews stock option plans and employee stock purchase plans decided by the Board. It makes recommendations to the Board concerning the nomination of candidates for election as Directors, the appointment of members of Board Committees and the compensation of the Chairman, which comprises a variable component partially linked to the achievement of personal and performance objectives. The Chairman is not present when his compensation is discussed. The Committee sets independence criteria for Directors and examines their situation with respect to these criteria.

It recommends the amount of attendance fees for approval at the Annual Meeting and their allocation among Directors. It is also responsible for preparing a succession plan for the Chairman and examines succession planning solutions for members of the Direction and Strategy Committee and the Operations Committee.

The Remunerations and Appointments Committee presents its findings and recommendations to the Board and distributes the minutes of its meetings to the Directors.

Meetings in 2004

The Remunerations and Appointments Committee met three times in 2004, with an average attendance rate of 83%. It reported to the Board on its activities at the Board meetings held on February 19, March 17 and December 9, 2004.

It made recommendations to the Board concerning the Board's membership and the Chairman's compensation. The Chairman was not present when the Board discussed this latter topic. The Committee also devoted time to considering the Chairman's succession. Lastly, it recommended that the Board set up two new option plans (23 and 24) and issue shares to employees under the 2004 worldwide Employee Stock Purchase Plan.

5 Internal Control **

To anticipate and control the risks associated with its operations, as well as the risk of accounting and other errors and fraud, procedures have been established at Group level that support the procedures of acquired entities.

The purpose of these procedures is to:

□ Ensure that management actions, transactions and employee behavior are consistent with the overall business strategy decided by the Board of Directors of Schneider Electric SA, the Group's parent company, that they comply with the applicable laws and regulations and that they reflect the Group's values and internal standards and rules.

□ Obtain assurance that statutory and management accounting data presented to the Board of Directors of Schneider Electric SA and Group senior management present fairly the sales, results of operations and financial position of the Group.

No system of internal control designed to fulfill the above objectives is capable of providing absolute assurance that the objectives will be met due to the inherent limitations of procedures, however well conceived.

Internal Control Organization

Key participants

a)) Board of Directors, Audit Committee and Remunerations and Appointments Committee

Article L.225-35 of the Commercial Code states that the Board of Directors is responsible for determining the Company's business strategy and overseeing its implementation. In this oversight capacity, the Board of Directors participates in Schneider Electric's system of internal control.

The control exercised by the Board of Directors primarily extends across the following areas:

□ Implementation of Group strategy. Under the Board's internal rules limiting the powers of the Chief Executive Officer, the prior approval of the Board is required for all material acquisitions, disposals and commitments (defined as transactions in excess of € 100 million).

□ The annual and interim financial statements, which are approved or reviewed by the Board of Directors. Prior to their submission to the Board of Directors, the financial statements are reviewed by the Audit Committee, which reports its conclusions to the Board. The main purpose of the Audit Committee's review is to obtain assurance as to whether the accounting policies used are appropriate and have been applied consistently from one period to the next, whether transactions that are material at Group level have been properly accounted for and whether the rules governing the inclusion of companies in the scope of consolidation have been properly applied.

□ The reliability of the internal control system. The Audit Committee reports to the Board of Directors on its review of the internal audit organization, programs and findings, as well as on any examination of financial or accounting risk management issues performed at the Committee's own initiative or at the request of the Board of Directors or the Chairman.

□ Executive compensation and stock options. The Remunerations and Appointments Committee makes recommendations to the Board of Directors concerning the Chairman and Chief Executive Officer's compensation package and on management stock option plans. The Committee also reports to the Board about senior management compensation policies applied within the Group.

b) Senior Management

Group senior management is organized around the Direction and Strategy Committee and the Operations Committee.

The Direction and Strategy Committee comprises Henri Lachmann, Chairman and Chief Executive Officer, Jean-Pascal Tricoire, Chief Operating Officer, and the Executive Vice-Presidents in charge of the Corporate Functions (Finance & Control - Legal Affairs, Human Resources & Communication and Strategic Deployment).

The Direction and Strategy Committee regularly reviews the development outlook of the Group's core businesses, opportunities for bolt-on acquisitions and the business case for divestments. It reviews the Group's overall strategies, its innovation, geographic expansion and human resources policies and policies governing relations with research and training establishments.

The Operations Committee is chaired by Jean-Pascal Tricoire and comprises the Executive Vice-Presidents of the North American, European, Asia-Pacific and International & Iberian Operating Divisions, and the Executive Vice-Presidents in charge of the three Corporate Divisions (Customers & Markets, Products & Technology and Globalization & Industry). The Executive Vice-Presidents in charge of Finance & Control - Legal Affairs and Human Resources & Communication also attend Operations Committee meetings.

The Operations Committee reviews the profit centers' business and financial performance at each of its meetings. It tracks progress on major projects to improve IT-based management processes and deals with all issues related to production management, supply chain optimization and relations with partners and distributors. It performs ex-post reviews of product launches and monitors technological advances that are likely to be of interest to the Group.

c) Internal Audit

The Vice-President in charge of the 18-member Internal Audit Department reports to the Chairman and CEO and to the Audit Committee.

The internal auditors are responsible for ensuring at the level of each unit that:

□ Risks are appropriately identified and managed.

□ Significant financial, management and operating information is accurate, reliable and timely.

□ Employees' actions are in compliance with the Group's policies, standards, procedures and the applicable laws and regulations.

□ Resources are acquired economically, used efficiently and adequately protected.

Internal audit plans are drawn up based on risk and control concerns identified by management, taking into account the work performed by the external Auditors. In light of Schneider Electric's core businesses, internal audit procedures focus mainly on revenue recognition, cash and asset management processes, wages and benefits, financial reporting, information systems, manufacturing operations, purchasing and operating expenses.

After each internal audit, a report is issued setting out the auditors' findings and recommendations. Copies of the report are given to the head of the audited entity, Group senior management and the Audit Committee.

Internal benchmarks

a) Principles of Responsibility

The Principles of Responsibility are a set of guidelines for decisions and actions that have an impact on stakeholders-employees, customers, suppliers, shareholders, the community-or the environment. A copy of the Principles is given to all new employees along with their employment contract.

b) Insider Code

This code sets out the rules to be followed by management and employees to prevent insider trading. It imposes an obligation of confidentiality on all employees who have access to price-sensitive information and sets permanent restrictions on purchases and sales of Schneider Electric shares by persons who have access to price-sensitive information in the course of their work.

c) International Internal Auditing Standards

The Schneider Electric internal auditors are committed to complying with the international standards published by the Institute of Internal Auditors (I.I.A.) and other bodies.

d) Group accounting polices (see below)

Procedures

a) General Procedures

□ Commitment limits

Commitment limits have been set for executives from Group level down to the individual units, whereby contracts for the purchase or sale of products or services may be signed or authorized only by line management when they exceed a certain amount which varies according to the type of contract, up to a maximum of € 10 million. In addition all transactions that may affect the Group's fundamental interests, due to their size or nature, must be authorized in advance by Group senior management or, in some cases, the Board of Directors. This rule applies in particular to all purchases and sales of shares in subsidiaries and affiliates whatever the amounts involved, as well as to subscriptions to share issues by these entities, purchases and sales of strategic assets, product development, trademarks and patents, and off-balance sheet commitments.

□ Acquisitions Committee, New Products Committee

Proposed business acquisitions and development programs must be submitted to the Acquisitions Committee or the New Products Committee for review, prior to being presented for approval at the appropriate management level as described above. The two committees are made up of representatives of the main departments involved in the projects.

□ Quarterly management reviews

Group senior management (comprising the Chief Operating Officer, the Executive Vice-President, Finance & Control - Legal Affairs and the Executive Vice-President, Human Resources & Communication) performs a comprehensive review of the activities and results of the Operating and Corporate Divisions four times a year. The review covers the status of the main action plans in the areas of business growth, operational efficiency and human capital management, as well as year-to-date results and forecasts for the remaining quarters.

□ Monthly management reporting

Group senior management holds monthly meetings to review the monthly management accounts of the Group and the individual entities.

□ Financial review meetings

The financial position of all Group companies is reviewed once a year by Group Finance & Control - Legal Affairs.

The process includes, for each unit:

□ Analytical review of the balance sheet and of capital employed.

□ Analytical review of working capital and customer credit.

□ Analysis of financial risks (liquidity, currency, counterparty and credit risks).

□ Review of compliance with internal rules governing intercompany payments and transfer pricing.

□ Review of the membership of the unit's Board of Directors or equivalent

■ Monthly Treasury Committee meetings

This Committee, chaired by the Executive Vice-President, Finance & Control - Legal Affairs, reviews the Group's monthly cash position, foreign currency position and financing capacity.

Foreign currency transactions for all entities are managed at Group level, except for those involving soft currencies. Schneider Electric has established internal control rules governing foreign exchange exposure-only the operating receivables and payables of each entity and intercompany financial receivables and payables (dividends, loans and borrowings) are hedged-and the accounting treatment of foreign currency transactions.

b) Specific procedures applicable to certain types of risks or transactions

■ Purchases

Schneider Electric has established rules governing metal and other purchases, which represent in total 40% of consolidated sales. These rules mainly concern purchasing department organization and procedures, relationships between buyers and suppliers, levels of signature authority, and compliance with environmental standards. Internal audit plans for individual subsidiaries or units systematically cover the purchasing department and include productivity and cost of non-quality analyses, compliance reviews and analyses of the supplier portfolio.

■ Integration of newly-acquired businesses

The integration of newly-acquired businesses is a process that extends over a period of 6 to 24 months depending on the type and size of the new entity. The process comprises six clearly-identified phases, which are described in the Group's internal procedure manuals.

The integration scenario for each acquisition varies depending on whether the business was acquired to strengthen the Group's existing lineup, extend the lineup or penetrate a new segment.

All told, there are five scenarios ranging from total integration to almost complete autonomy reporting to the Vice-President, Strategic Development. Depending on the strategic objective, a matrix is drawn up showing the required level of integration for each of the newly-acquired business's core functions, i.e. front office (sales force and brand), back office, R&D, corporate functions and management reporting.

An integration plan is drawn up for each acquisition and is implemented by an integration manager who reports to a Steering Committee. The Steering Committee meets at monthly intervals during the integration plan development phase, and at quarterly intervals once the integration plan has been approved.

■ Industrial property

The patents developed or purchased by the Group are tracked by the Industrial Property team within the Finance & Control - Legal Affairs Department. All industrial property information for the main Group subsidiaries is transmitted to this team, which is responsible for managing and protecting these intangible assets throughout the world. The same procedure is followed for trademarks.

Internal control procedures governing the production and processing of accounting and financial information

Transition to IFRS

The consolidated financial statements for all fiscal years commencing on or after January 1, 2005 will be prepared in accordance with International Financial Reporting Standards (IFRS), to comply with European Union regulation 1606/2002.

The accounting rules and procedures followed at the level of the subsidiaries and at Group level have been revised and modified to comply with the IFRS adopted by the European Union in regulations 1725/2003, 707/2004, 2086/2004, 2236/2004, 2237/2004 and 2238/2004.

A special note to the financial statements presenting a reconciliation of the 2004 French GAAP accounts to the 2004 IFRS accounts appears on page 107.

Internal control procedures to confirm the existence and value of assets and liabilities

Each subsidiary is responsible for implementing procedures providing an adequate level of internal control, taking into account the subsidiary's size and organization.

Internal control procedures generally consist of defining levels of responsibility for authorizing and checking transactions, and segregating tasks to help ensure that all transactions are justified. In addition, integrated statutory and management reporting systems have been developed to guarantee the completeness of transaction data recorded in the accounts.

□ Intangible assets

The value of software corresponds essentially to licenses and development costs. These costs are capitalized only when the amounts incurred during the various phases of the project have been validated and documentary evidence is available confirming that the application has been put in production.

In connection with the transition to IFRS, the Group has improved its systems for tracking expenditure on development projects, in order to identify costs that can be capitalized and more accurately measure the profitability of new products.

The carrying value of trademarks is determined based on an assessment of the economic value of the underlying business at the time of acquisition and on an independent valuation of the trademark.

Goodwill corresponds to the difference between the cost of shares in a consolidated company and the fair value of the acquired assets and liabilities, as determined by the Finance & Control - Legal Affairs Department. The amortization period of goodwill is determined based on the projected future earnings of the acquired business and its positioning within the Group. A joint review of the present value of assets is performed at each year-end by the units and the Finance & Control - Legal Affairs Department. If the net book value of goodwill-corresponding to the gross amount less accumulated straight-line amortization-is overstated, an allowance for impairment in value is recorded. In connection with the adoption of IFRS, goodwill will be tested for impairment at each year-end, starting in 2004.

□ Property, plant and equipment

Land and buildings are stated at historical cost net of accumulated depreciation and any impairment losses. Manufacturing assets are tracked by the Globalization & Industry Division.

Property, plant and equipment are recognized in the accounts on the basis of title deeds or an invoice accompanied by documentary evidence that the asset has been put into service.

□ Investments

Investments in consolidated companies and investments carried at cost are tracked and verified by the Legal and Consolidation teams within the Finance & Control - Legal Affairs Department.

□ Inventories

The transition to IFRS has provided an opportunity to check that all subsidiaries apply the same policies concerning the types of costs included in the carrying value of inventories.

Physical inventories are carried out by all subsidiaries. Inventories are written down to net realizable value where appropriate.

□ Trade receivables

When sales are recorded in the accounts by the subsidiaries, this automatically generates an entry in a trade receivables account. Receivables are valued and–where appropriate–written down by the subsidiaries in accordance with Group policies.

□ Accrued taxes

The subsidiaries are responsible for calculating, accruing and managing their taxes, except in some cases where the subsidiary concerned is a member of a tax group.

The Tax unit within the Finance & Control - Legal Affairs Department reviews the current tax charge. Originally, these checks were performed mainly for French tax, but they are now also carried out on the tax charge reported by the Group's main international subsidiaries, essentially in the European Union and the United States. The Tax unit is also responsible for overseeing the resolution of tax claims.

The Statutory and Management Accounting unit within the Finance & Control - Legal Affairs Department performs six-month reviews of the Group's current and deferred tax position. The procedure includes performing analytical reviews of the main subsidiaries' tax position, preparing the tax proof validating the Group's effective tax rate, and analyzing changes in deferred tax assets and liabilities by category of tax basis.

□ Provisions for contingencies and charges

Group policy consists of recording provisions for contingencies and charges in the accounts of the individual subsidiaries. Claims and litigation are generally managed jointly by the subsidiary and the Finance & Control - Legal Affairs Department.

Provisions for contingencies are adjusted to reflect any changes in the estimated risk. Movements recorded by subsidiaries are required to be evidenced and are checked for compliance with the applicable accounting standards. The transition to IFRS has provided the Group with an opportunity to perform a detailed review of the provisions booked by subsidiaries and to ensure that balance sheet presentation rules are applied consistently.

□ Provisions for pensions
and other post-retirement benefit obligations

The subsidiaries are responsible for managing their employee benefit obligations under compulsory and company-sponsored plans. Group policy consists of systematically recording provisions for statutory length-of-service awards due to employees on retirement, pensions and healthcare costs paid on behalf of retired employees in all countries where the Group has an obligation under the related plans. These obligations are reviewed annually by the Finance & Control - Legal Affairs Department.

In connection with the transition to IFRS, in 2004 the Finance & Control - Legal Affairs Department performed a comprehensive review of subsidiaries' benefit obligations.

■ Long and short-term debt

Net debt is managed at Group level by the Finance & Control - Legal Affairs Department. Where appropriate, cash pooling agreements and currency position management agreements are set up to profit from economies of scale and minimize financing costs.

Decisions concerning the financing of subsidiaries are made by the Finance & Control - Legal Affairs Department. The bulk of their financing needs are met by short-term intercompany loans in their local currency, but in some cases the Corporate Treasury Center may decide to obtain external financing. Long-term debt is managed at Group level.

■ Off-balance sheet commitments

The off-balance sheet commitments of newly-acquired subsidiaries are reviewed and analyzed when the company joins the Group. Financial guarantees are issued by the Finance & Control - Legal Affairs Department. A consolidated statement of off-balance sheet commitments is produced at six-month intervals by the Statutory and Management Accounting unit, which performs analytical reviews to check the data. Other legal commitments are tracked by the Legal Affairs unit.

Procedures for the production of accounting and financial information

■ The accounting system

Corporate Management Control and Accounting Department of the Finance & Control - Legal Affairs Department has launched a project to standardize management reporting processes among the various subsidiaries by rolling out an integrated SAP system across the entire Group. Subsidiaries in France, Spain, certain other European countries and China have already migrated their statutory and management accounting systems to SAP. A SAP core model for use by all Group entities is currently being developed and will be implemented in phases between 2006 and 2009.

The accounts of the subsidiaries are prepared in accordance with Group accounting policies. The data is then adjusted, where necessary, to produce the local statutory and tax accounts.

Consolidation software is used for statutory and management reporting purposes and also to produce the Group financial statements. The main reporting processes cover monthly actual and forecast data and consolidation.

■ System design,
database and accounting standards

In order to prepare the switch to IFRS effective January 1, 2005, since 2004 the Group has produced two sets of accounts, in French GAAP and in IFRS. The 2004 financial statements have been prepared in accordance with French GAAP and include a reconciliation to IFRS.

The consolidated financial statements comply with the fundamental principles of fairness, consistent application of accounting methods, segregation of accounting periods, and separate recognition of assets and liabilities. They are prepared on a going concern basis using the historical cost convention. Amounts reported in the closing balance sheet are automatically taken up in the opening balance sheet for the next period.

Group accounting policies take into account the forthcoming adoption of IFRS by all European Union countries.

The management reporting and consolidation packages of all Group entities are prepared strictly in accordance with Group accounting principles and policies.

■ Accounts closing process

The reporting units produce monthly income statements, which are used to determine the Group's monthly operating income.

Effective from 2003, the consolidated financial statements are produced 16 working days after the annual or half-yearly period-end. To meet this deadline, all of the subsidiaries perform a hard close at May 31 and November 30 of each year and the majority of consolidation adjustments for the period are also calculated at these dates. The related procedures include the purchase accounting on acquisitions and the tax charge.

■ Role of Corporate Management Control and Accounting Department

The majority of subsidiaries are consolidated at Group level; however, the Square D, Crouzet Automatismes and MGE-UPS subgroups submit consolidated reporting packages.

The list of entities to be consolidated or accounted for by the equity method is drawn up by Corporate Management Control and Accounting Department, which then uses this list to determine with the Legal Affairs unit the consolidation method to be applied to each subsidiary, as well as the percentage of the subsidiary's capital and voting rights held by the Group.

Corporate Management Control and Accounting Department checks the quality of the reporting packages submitted by the subsidiaries, focusing primarily on reconciliations between legal entities and reporting entities, intercompany eliminations, the accounting treatment of non-recurring transactions for the period, and movements between the opening and closing balance sheet used to prepare the statement of cash flows.

The unit also checks the results of programmed procedures, including conversions, intercompany eliminations, transfers to minority interests and recognition of the effects of changes in scope of consolidation.

At the same time, the Group's consolidated financial statements are analyzed in detail, to understand and check the main contributions by subsidiaries, as well as the substance of transactions reflected in the accounts.

The key control points concern the preparation and validation of the statement of changes in shareholders' equity and the statement of cash flows.

Lastly, Corporate Management Control and Accounting Department analyzes consolidated data and the contribution of each Group entity.

Corporate Management Control and Accounting Department is responsible for providing assurance concerning:

- The proper application of Group accounting principles and policies.
- The integrity of the consolidation system database, which the unit is responsible for administering and maintaining.
- The quality of accounting processes and data.

The department drafts and updates the financial reporting procedures and guidelines required to produce high quality information. These procedures and guidelines are available for consultation by all employees concerned on the Group intranet. They include:

- A glossary of accounting terms used in the reporting package, including a definition of each term.
- Corporate Management Control and Accounting Department standards manual, which includes details of debit/credit pairings in the consolidation system.
- A Group reporting procedures manual.
- A manual describing the procedures to be followed to integrate newly-acquired businesses in the Group reporting process.
- An intercompany reconciliation procedure manual.
- Account closing instructions.

It also provides training to all finance staff, including in the form of seminars for new recruits.

6 Interests and compensation of corporate officers and executives

Compensation of corporate officers and members of senior management

The Remunerations and Appointments Committee makes recommendations to the Board of Directors concerning the Chairman's compensation. It also reviews compensation for members of senior management.

The twelve-member senior management team is organized into two committees:

- The Direction and Strategy Committee, chaired by Henri Lachmann
- The Operations Committee, chaired by Jean-Pascal Tricoire.

Members of senior management are paid a fixed salary plus a variable bonus representing a certain percentage of their fixed salary. Each component of this compensation package is calculated to match compensation paid to executives in similar companies, based on analyses and comparisons performed by international compensation consulting firms.

The amount of the variable component depends on the degree to which objectives set at the beginning of the year are met and can therefore vary significantly. The objectives concern targets based on consolidated sales and operating margin, as well as individual objectives based on quantitative and qualitative criteria. The bonuses are paid following approval of the financial statements for the year to which they relate.

In addition, the Chairman and the other members of senior management also benefit from stock option plans (see above, pages 19 and 20).

Senior management compensation in 2004

In 2004, total gross compensation paid to the Chairman and the members of senior management amounted to €6.1 million, of which €2.3 million in variable bonuses.

The total includes the fixed salaries and benefits paid to members of senior management in 2004 and their variable bonuses for 2003, paid in 2004.

The amount of the variable component was based on corporate financial criteria, as well as on each member's individual quantitative and qualitative objectives.

The financial criteria were based on sales, with no bonus paid if 2003 sales represented 98% or less of the 2002 figure, and on operating margin, with no bonus paid if the margin stood at 11.5% or less.

Compensation of the Chairman

Compensation paid to Henri Lachmann includes a fixed salary and a variable component.

In 2004, Group companies paid Mr. Lachmann a fixed salary of € 800,000.

The variable portion for 2004, in a gross amount of € 1.3 million, was based on targets concerning sales and operating margin and individual objectives. The variable portion for 2003 paid in 2004 totaled € 1 million.

In addition, in 2005 Mr. Lachmann was paid attendance fees for 2004 of € 55,400 by Schneider Electric SA.

Mr. Lachmann's benefits include a chauffeur-driven Company car. He is also covered by the Company's pension plan for senior executives, under the plan's general terms and conditions. On retiring, he would receive a maximum annual pension equal to 25% of his average compensation for the three calendar years prior to his departure.

No other payments of any kind are due if he steps down as Chairman.

Compensation of Board members: attendance fees and other compensation

At the combined Annual and Extraordinary Shareholders' Meeting of June 11, 2001, the maximum attendance fees payable to Directors were set at € 640,000.

The Board of Directors decided that the fees would be allocated among Directors as follows:

- Each Director is awarded one half of the theoretical fee per Director.
- Each Director who is a member of one or more Committees of the Board of Directors is awarded an additional one-half of the theoretical fee. The Chairman of the Audit Committee receives two halves.
- The balance of the total attendance fees is then shared among all the Directors based on the number of Board Meetings attended during the year.

The Board of Directors has further decided that the amount not allocated as described above will be paid to foreign Directors to compensate for their additional costs.

In application of these rules, attendance fees paid to members of the Board for the year ended December 31, 2004 totaled € 640,000. By Director, the amount paid was as follows (in thousands of euros):

Daniel Bouton: 36.5 - Thierry Breton: 36.5 - Alain Burq: 40.1 - Michel François-Poncet: 48.2 - Hans Friderichs: 45.0 - James F. Hardymon: 15.9 - Willy R. Kissling: 60.3 - Gérard de La Martinière: 70.6 - René Barbier de La Serre: 55.3 - James Ross: 56.7 - Chris Richardson: 31.0 - Piero Sierra: 60.3 - Caisse des Dépôts et Consignations: 27.7

Alain Burq has an employment contract with Schneider Electric Industries SAS, through which he receives compensation comprising a fixed salary and a variable component (bonus and profit-linked incentive plan).



7 Agreements involving Directors

(See auditors' special report).

No agreements involving Directors were entered into during 2004 or after the close of the year.

8 Auditors

	Appointed	Appointed expires
Statutory auditors		
Barbier Frinault et Autres / Ernst & Young 41, rue Ybry - 92576 Neuilly-sur-Seine Cedex represented by Pierre Jouanne and Christian Chochon	1992	2010
Mazars & Guérard Le Vinci - 4 allée de l'Arche - 92075 La Défense Cedex Represented by Jean-Louis Simon and Pierre Sardet	2004	2010
Substitute auditors		
Charles Vincensini	2004	2010
Philippe Diu	2004	2010

Fees paid to the Auditors and members of their networks in 2003 and 2004

(€ thousands)	Barbier Frinault et Autres Ernst & Young		Mazars & Guérard		Total			
	2004	%	2004	%	2004	%	2003	%
Audit								
- Statutory accounting, certification, review of individual and consolidated financial statements	5,816	90%	3,170	93%	8,986	91%	8,694	53%
- Related engagements	184	3%	192	6%	376	4%	7,052	43%
Sub-total	6,000	93%	3,362	99%	9,362	95%	15,746	97%
Other services								
- Legal, fiscal and labor issues	476	7%	30	1%	506	5%	566	3%
Total	**6,476**	**100%**	**3,392**	**100%**	**9,868**	**100%**	**16,312**	**100%**

On the Audit Committee's recommendation, the Board of Directors decided on December 11, 2003 to limit services provided by the Auditors or units belonging to their networks to audit and audit-related engagements.

Total audit fees billed from each audit firm for these engagements must not exceed 25% of total fees billed for statutory accounting. Audit-related engagements must be authorized by the Audit Committee Chairman if they exceed € 200,000 or by the Executive Vice-President, Finance.



9 Shareholders' rights and obligations

Annual Shareholders' Meetings (article 18 of the bylaws)

All shareholders are entitled to attend Annual Meetings, regardless of the number of shares held.

The notice of meeting is sent directly by the Company to holders of registered shares. Holders of bearer shares are sent the notice of meeting by the bank or broker that holds their share account. Holders of both registered and bearer shares are required to provide evidence of their ownership of the shares at the time of the Meeting.

The following represent proof of ownership:

□ Registered shares: an entry in the Company's share register, made at least five days prior to the date of the Meeting.

□ Bearer shares: a certificate issued by the custodian stating that the shares have been placed in a blocked account, to be deposited at the address indicated in the notice of meeting at least five days prior to the date of the Meeting.

The Board of Directors may shorten these deadlines up until the date of the Meeting, which may be held at the Company's head office or at any other location indicated in the notice of meeting.

Voting rights

1 - Double voting rights (article 19 of the bylaws)

Voting rights attached to shares are proportionate to the equity in the capital represented by each share, assuming that they all have the same par value. Each share carries one voting right, unless there are any unavoidable legal restrictions on the number of voting rights that may be held by any single shareholder.

Notwithstanding the foregoing, double voting rights are attributed to fully paid-up shares registered in the name of the same holder for at least two years prior to the end of the calendar year preceding the one in which the Annual Meeting takes place, subject to compliance with the provisions of the law. In the case of a bonus share issue paid up by capitalizing reserves, earnings or additional paid-in capital, each bonus share allotted in respect of shares carrying double voting rights will also have double voting rights.

The shares are stripped of their double voting rights if they are converted into bearer shares or transferred to another person, except in the case of an inheritance or family gift, with the transfer from one registered holder to another.

Double voting rights may also be stripped by a decision of the Extraordinary Shareholders' Meeting, ratified by a special meeting of shareholders benefiting from double voting rights. The minimum holding period to qualify for double voting rights was reduced from four to two years by decision of the combined Annual and Extraordinary Shareholders' Meeting of June 27, 1995.

2 - Ceiling on voting rights (article 19 of the bylaws)

At the Annual Meeting, no shareholder may exercise more than 10% of the total voting rights attached to the Company's shares. The 10% ceiling is calculated on the basis of the single voting rights and proxies held by the shareholder concerned. If the shareholder owns shares carrying double voting rights, the limit may be raised to 15%, provided that the 10% ceiling is exceeded solely by virtue of the double voting rights.

The above ceilings will no longer apply, without it being necessary to put the matter to the vote at a further Annual Meeting, if any individual or legal entity, acting alone or jointly with one or other individuals or legal entities, acquires or increases its stake to at least two-thirds of the Company's capital through a public tender offer for all the Company's shares. In this case, the Board of Directors will place on record the lifting of the above ceilings and will amend the bylaws accordingly.

The ceiling on voting rights was approved by the combined the Annual and Extraordinary Shareholders' meeting of June 27, 1995.

Income appropriation (article 21 of the bylaws)

Net income for the year less any losses brought forward from prior years is appropriated in the following order:

□ 5% to the legal reserve (this appropriation is no longer required once the legal reserve represents one tenth of the capital, provided that further appropriations are made in the case of a capital increase).

□ To discretionary reserves, if appropriate, and to retained earnings.

□ To the payment of a dividend.

The Annual Meeting may decide to offer shareholders the opportunity to receive the dividend in cash or in the form of new shares of common stock. Dividends not claimed within five years from the date of payment become time-barred and are paid over to the State in accordance with the law.

Disclosure thresholds (article 7 of the bylaws)

In addition to the legal disclosure thresholds, the bylaws stipulate that any individual or legal entity that owns or controls (as these terms are defined in article L 233-9 of the Commercial Code) directly or indirectly, shares or voting rights representing at least 0.5% of the total number of shares or voting rights outstanding, or a multiple thereof, is required to disclose said interest to the Company by registered letter with return receipt requested, within five trading days of the disclosure threshold being crossed.

In the case of failure to comply with these disclosure obligations, the shares in excess of the disclosure threshold will be stripped of voting rights at the request of one or several shareholders owning at least 2.5% of the Company's capital, subject to compliance with the relevant provisions of the law.

These disclosure thresholds were approved by the combined Annual and Extraordinary Shareholders' Meetings of June 27, 1995 and May 5, 2000.

Identifiable holders of bearer shares (article 7.3 of the bylaws)

As approved by the combined Annual and Extraordinary Shareholders' Meetings of June 30, 1988 and May 5, 2000, the Company may at any time request that Euroclear identify holders of bearer shares carrying voting rights either immediately or in the future.



2004 highlights

In 2004, Schneider Electric stepped up the development strategy outlined in its NEW2004 program based on growth and efficiency.

Growth

The Group pursued an aggressive growth strategy in 2004, with a focus on innovation and differentiation. Our objectives were to innovate and develop new growth platforms, enhance our positions in the Residential market and Services, broaden and differentiate the lineup and expand our geographic coverage.

Growth through targeted acquisitions

Schneider Electric has moved assertively into new growth platforms by making high-quality, targeted acquisitions in Building Automation and Security, Secured Power, Ultra Terminal distribution in the Asia-Pacific region and a number of specialized automation competencies. These new members of our corporate community represented € 1.3 billion in additional sales over the full year and an average operating margin of around 13%. They have expanded our available market by around 50% from € 80 billion to € 120 billion.

During the year, we strengthened our position as a major player in the global market for building automation and security and energy management solutions by merging TAC and Andover Controls. Together, these companies represented full-year sales of € 470 million and 2,700 employees. We also enhanced our presence in the Asia-Pacific region and moved into the number 2 spot worldwide in ultra terminal distribution with the acquisition of Clipsal. Other growth areas included secured power, with MGE UPS Systems, and increasingly intelligent sensors for repetitive machines, with Kavlico and Dinel.

These new activities offer significant growth opportunities in mature markets and development potential in the emerging economies.

Organic growth

Thanks to its sustained R&D commitment, Schneider Electric renewed several product families in 2004 and broadened its lineup to meet market demand more effectively. Highlights included:

□ **Electrical Distribution**

a) Merlin Gerin Prisma Plus, a comprehensive set of ready-to-use, high-performance solutions for low voltage switchboards up to 4,000 A in commercial and industrial buildings. Designed to adapt to specific practices and standards in different countries, Prisma Plus meets all safety requirements for protecting people and equipment. The range is esthetically pleasing, robust and environmentally friendly.

b) New Merlin Gerin electrical distribution products for residential, commercial and industrial buildings. With the Guiding System, Merlin Gerin offers a new approach to low and medium voltage distribution. The System comprises a full range of modular, autonomous components designed to work together and offering mechanical and electrical compatibility, inter-operability, and communication capabilities. As a result, electrical installations are optimized and more efficient, from design to deployment.

c) The Lubio energy savings system for public lighting. Lubio reduces energy consumption by making the most of non-peak periods and shifting to lower voltages. It also provides operating, diagnostics and maintenance support, notably through metering.

d) New dedicated ranges in ultra terminal distribution, building safety and voice-data-image systems.

□ **Automation & Control**

a) Unity, an entirely updated family of automation software. Combined with the new Telemecanique Modicon Quantum, Premium and Atrium PLCs, Unity creates a work environment focused on productivity. It is the first platform in the market that integrates the most recent Microsoft technologies, web technologies and cutting-edge control and monitoring technologies to simultaneously meet the needs of project, batch and continuous processes. Systems integrators, OEMs and final users can link Unity's software to other software used in their processes or different life-cycle phases, thereby enhancing their productivity significantly.

b) New Telemecanique PLC ranges for the Industry market. Featuring even more embedded intelligence, these products are easy to implement and open to common communication standards. They are increasingly ingenious, intelligent and easy to use, or as Telemecanique puts it, "Simply Smart". Key launches in 2003-2004 included the TeSys U motor starters, Twido programmable modules for small automation devices and Global Detection sensors.

c) Telemecanique OSI electronic sensors, which can run a teach-mode set up for quick installation or replacement. Because the range is modular, the number of spare parts is reduced by a factor of 10. Schneider Electric integrated these features to help make its distributor and final-user partners more cost effective.

d) Telemecanique Magelis touch screen graphic terminals and the quickly renewed range of Telemecanique Altivar speed drives, which are supporting Schneider Electric's growth and leadership in both segments.

Services: Being part of the solution

Schneider Electric is building on support services for its installed base-the largest in the market-and developing services to enhance its customers' energy and industrial performance. We are part of the solution for our customers, with the goal of significantly reducing their energy consumption. Examples of our services include remote energy monitoring to control electrical installations, speed drives for high consumption applications, optimized electricity management in buildings and remote management for water treatment, with W@de from Telemecanique.

Our PowerLogic solutions allow customers to manage electricity costs, quality and reliability. That's why Mercedes Benz in the US has chosen to work with Schneider Electric.

In 2004, Services accounted for 8% of total sales.

Efficiency

As part of NEW2004's efficiency drive, we continued to systematically deploy plans to enhance productivity during the year. Purchasing was further globalized, with the development of international purchasing centers in Bangalore, India; Shanghai, China; and Budapest, Hungary.

Schneider Electric has decided to leverage high performance R&D centers near highly demanding markets in Japan, China and the United States. It has also decided to combine its French electrical protection and control R&D competencies in a global center based in Grenoble. Manufacturing resources were further rationalized, with site closures in the United States and western Europe and the transfer of certain production lines to other locations in the rest of the world. Productivity and performance enhancement programs like Six Sigma, Lean Manufacturing and Quality and Value Analysis were deployed faster across the entire production base. The Six Sigma method, which was initially applied in manufacturing, is now being used for sales and marketing.

During the year, we also optimized support functions by implementing base-cost reduction plans in France and launching a program to adapt and optimize the corporate functions, with a focus on Marketing and R&D.

Lastly, we launched a project to transform our IT and business processes by globalizing infrastructure, rationalizing applications and outsourcing systems to a partner. The construction of a core system has taken on a global scope. Capgemini was selected as our partner to build the core system and manage IT systems in Europe.

2 Operating Performance

Trends in Schneider Electric's core markets

Buildings Market

The US non-residential Buildings Market returned to significant growth after three years of decline.

The downward trend also reversed in Europe, albeit with noticeable differences in each country. Demand recovered in France and Scandinavia, continued to rise in Spain, the UK and Central Europe and shrank for the second year in a row in Germany.

In both the US and Europe, growth came solely from the commercial and services buildings segments as demand for industrial buildings remained flat.

The market expanded significantly in the Asia and Pacific regions, South America and the rest of the world.

Residential Market

As a general rule, Residential Market trends vary from country to country as demand depends on local policies and cycles. That said, growth was very positive in 2004 both in the US and in most of Europe thanks to low interest rates and a shift in household savings to real estate.

Industry Market

The turnaround that began in 2003 gained steam in 2004, driving the strongest growth rate in ten years. US industry rebounded sharply, making up for much of the decline seen in 2001-2003. This growth was fueled by strong corporate capital spending.

Europe experienced a smaller recovery. Demand for machines was lifted by exports to emerging economies, particularly China, but companies based in Europe did not significantly increase capital spending in the region.

The market experienced exceptional growth in the Asia-Pacific region, where Chinese demand was buoyed by direct foreign investments and exports. Japan's machine builders benefited fully from this trend, doubling their exports to China. The Southeast Asian market stepped up its growth despite stronger competition from China.

Energy-Infrastructure Market

The Energy Market continued on the path to deregulation in a very mixed environment. Serial blackouts, climate change, bankruptcies and forecasts of power shortages led to heightened concern throughout the electricity industry.

At the same time, power grid infrastructure needs generated strong growth in newly industrialized countries, notably in Asia and Eastern Europe, while new energy technologies and demand for high quality, secure power lifted the market in the developed nations.

The Infrastructure Market was driven by the development needs of newly industrialized countries. The market comprises cyclical segments, such as telecommunications, where investment remained strong and growth was in line with the industry's maturity, and steady-growth segments, such as water treatment, which represents a major opportunity.

Statement of income items 2004 highlights

Changes in the scope of consolidation

In 2004, the Group strengthened its position in secured power by acquiring 48.7% of MGE UPS Systems, a world leader in uninterruptible power supplies. The acquisition increased the Group's stake in the company to 84.8%.

The Clipsal Ultra Terminal businesses acquired from Gerard Industries in December 2003 and located in Australia, New Zealand, India and South Africa were fully consolidated as of January 1, 2004. The 50-50 Clipsal Asia joint venture created with Singapore's CIH was accounted for by the equity method on the same date.

Building automation specialist TAC, which was fully consolidated as of September 1, 2003, contributed to sales and earnings over 12 months in 2004 versus 4 months in 2003.

TAC's lineup was extended with the full acquisition of Andover Controls in July 2004. Primarily present in the US market, Andover was quickly folded into TAC's operational management to form Tour Andover Controls. Andover was fully consolidated as of July 1, 2004.

In May 2004, the Group acquired all outstanding shares in California-based Kavlico, a major player in sensing technologies. The company's products will complement Crouzet's lineup of sensors and detectors for repetitive machines. Kavlico was fully consolidated in the second half of 2004.

Changes in the scope of consolidation added € 1,169 million to 2004 sales, equivalent to 13.3% of 2003 sales, and € 152 million to operating income, with an average operating margin of 12.9%.

Exchange rate trends

Fluctuations in the euro exchange rate reduced sales by 3.2%, or € 333 million. The negative impact on operating income came to € 103 million, lowering the operating margin by 0.6 point.

The euro's appreciation against the US dollar and Chinese yuan was the main factor in the currency effect:

	USD	CNY
Average 2003 rate	1.1280	9.3455
Average 2004 rate	1.2425	10.2869

At constant exchange rates, the 2004 operating margin stood at 13.2%.

Sales

Consolidated sales totaled € 10,365 million at December 31, 2004, up 18.1% on a current structure and currency basis and up 8.5% on a constant basis. This record performance was driven by both strong organic growth of 8.5% and a significant contribution from acquisitions.

Breakdown by region

Data by region includes the contribution from the Growth Platforms.

Sales in **Europe** rose 11.9% to € 5,370 million on a current basis. On a constant structure and currency basis, the increase came to 3%.

In a mixed business environment, Schneider Electric benefited from the upturn in corporate capital spending and buoyant demand in the residential building market. Operations in Eastern Europe sustained their high growth rate with an increase of nearly 15%. After a difficult 2003, Italy and France reported gains of nearly 10% and 4%, respectively. Growth in the Iberian zone held steady at around 5% and was positive in all the other countries in the region.

Sales in **North America** increased by 14.9% on a current basis to € 2,500 million and 9.6% on a constant structure and currency basis. The Group enjoyed broadbased growth in all its businesses, supported by a very favorable business environment.

Sales in the **Asia-Pacific** division totaled € 1,811 million, up 46.2% on a current basis and 21.0% on a constant basis.

Operations in India and Greater China recorded exceptional growth rates of more than 20%. The impact of measures to cool down the Chinese economy was noticeable in the fourth quarter but only marginally affected full-year economic growth. Sales in South Korea and Japan rose by more than 15%. The average growth rate in the other countries came to 10%.

Sales in the **Rest of the World** rose 24% on a current basis to € 684 million and 21.0% on a constant structure and currency basis. The growth rate was uniform in South America, Africa and the Middle East.

Breakdown by business

Electrical Distribution generated sales of € 6,515 million, or 63% of the consolidated total. This represented an increase of 6.8% on a current basis and 7.6% at constant exchange rates and excluding changes in the scope of consolidation (notably the acquisition of Clipsal).

Automation & Control sales rose 1.7% on a current basis to € 2,725 million. At constant exchange rates, growth came to 9.4%. Changes in scope did not have a meaningful impact.

Growth Platform businesses generated sales of € 1,125 million. These include recently acquired activities (building automation, secured power and sensors and detectors for repetitive machines) that are managed separately from Schneider Electric's core businesses. The year's key acquisitions-MGE UPS Systems, Andover Controls and Kavlico-represented sales of € 894 million.

Operating income

Data by region includes the contribution from the Growth Platforms.

Operating income rose a reported 30.1% to € 1,311 million from € 1,007 million in 2003. On a constant structure and currency basis, the increase came to 25%. Operating margin widened by 1.1 point to 12.6% during the period.

Breakdown by region

Operating margin in **Europe** rose by 1.7 point during the year to 13.5% at December 31, 2004, led by a slight improvement in gross margin and disciplined management of base costs. Acquisitions made a highly positive contribution, with an aggregate operating margin higher than the regional average.

North America reported an operating margin of 11.9% at year-end, up 1.0 point from December 31, 2003. Excluding the currency effect and the cost of the AFI circuit breaker recall, operating margin would have been nearly 13%. The improvement reflected the redeployment of production capacity to Mexico and the impact of the base cost reduction programs underway for the past two years.

Operating margin in the **Asia-Pacific** region improved by 0.6 point to end the year at 11%. Regional performance was considerably dampened by the adverse currency effect; at 2003 exchange rates, operating margin would have been 12.2%. Industrial productivity gains were offset by the highly unfavorable currency effect on euro-zone imports. Clipsal, the main acquisition during the year, made a positive contribution to regional operating income.

The **Rest of the World** reported an operating margin of 12.9%, versus 13.6% in 2003. On a comparable structure and currency basis, operating margin would have been 13.5% for the year.

Breakdown by business

Operating margin in the **Electrical Distribution** business widened by 0.7 point to 13.0%. On a constant structure and currency basis, the margin would have been 13.4%.

The **Automation & Control** business increased its operating margin by 2.6 points, to 12.2%, as the unfavorable currency effect was offset by a significant improvement in industrial productivity and a substantial reduction in base costs. Excluding the currency effect, operating margin would have been 13%.

The **Growth Platforms** had an aggregate operating margin of 11.7%. Recent acquisitions made a positive contribution to consolidated operating income, in line with Company expectations.

Net financial expense

Net financial expense totaled € 66 million versus € 53 million in 2003. The € 36 million increase in the cost of net debt stemming from financing of the Clipsal, MGE UPS, Andover Controls and Kavlico acquisitions was partially offset by a € 13 million improvement in net exchange gains and losses and a € 8 million net change in valuation allowances for long and short-term investments.

Cash generated by the sale of the Company's Legrand shares in 2002 was used to finance major acquisitions in 2003 and 2004, including Digital, TAC, Clipsal, MGE UPS Systems, Andover Controls and Kavlico.

As of December 31, 2004, the Group no longer had a cash surplus.

Exceptional items

Exceptional items represented a net charge of € 96 million compared with € 164 million the year before.

In 2003, exceptional items included € 135 million in restructuring costs. In 2004, restructuring costs and provisions totaled € 88 million, of which € 42 million primarily related to rightsizing of the corporate functions in France, € 17 million for the Transformer business in France and € 11 million for US operations, notably the transfer of production from the Lincoln plant to Mexico.

Income tax

The effective tax rate stood at 29% in 2004, or 29.9% restated for non-recurring items. In 2003, the effective rate of 16.1% reflected the impact of non-recurring deferred tax benefits stemming from the elimination in France of the five-year time limit for using tax losses. Restated for this effect, the tax rate was 30.6% in 2003.

Amortization of goodwill

Amortization of goodwill represented a charge of € 217 million in 2004 versus € 191 million in 2003. 2004 acquisitions added € 51 million to the total, offset by the fact that there was no exceptional amortization in 2004 and by the decline in the goodwill amortization charge denominated in US dollars and related currencies.

Group's share of losses of equity investments

The Group's share of losses of equity investments decreased to € 4 million from € 18 million in 2003, thanks to the divestment of the VA Tech joint venture, the change in consolidation method for MGE UPS Systems as of January 1, 2004, and first-time consolidation of the Clipsal Asia joint venture.

Minority interests

Minority interests came to € 30 million versus € 21 million in 2003 and correspond primarily to the share of income attributable to minority partners in MGE UPS Systems, Feller AG, EPS Ltd., and a number of Chinese companies.

Net income attributable to Schneider Electric SA

Net income rose 30.4% to € 565 million in 2004. Excluding amortization of goodwill, net income totaled € 782 million, an increase of 25.4% from 2003.

Earnings per share

Earnings per share rose 32% to € 2.56 from € 1.94 in 2003. This reflects growth in net income and share buybacks in 2004.



3 Financial policy

Quantitative and Qualitative Disclosures about Market Risk

Currency risk

Because a significant proportion of transactions are denominated in currencies other than the euro, Schneider Electric is exposed to risk arising from changes in exchange rates. The Group's currency hedging policy is to protect subsidiaries against risks on all transactions denominated in a currency other than their accounting currency. These mainly consist of intercompany transactions between global plants or international distribution centers and local subsidiaries, but they also include direct exports and purchases. More than twenty currencies are involved, with the US dollar, Hong Kong dollar and British pound representing the most significant sources of risk.

Fluctuations in exchange rates between the euro and these currencies can have a significant impact on Group operating margin and distort year-on-year performance comparisons.

The Group actively manages its exposure to currency risk to reduce the sensitivity of earnings to changes in exchange rates. Hedging programs mainly concern foreign currency receivables, payables and operating cash flows, which are generally hedged by means of forward sales.

Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less.

Schneider Electric also hedges intercompany loans and borrowings in foreign currencies. However, no other foreign currency assets and liabilities carried in the consolidated balance sheet are hedged.

Interest rate risk

Interest rate risk on borrowings is managed at Group level, based on consolidated debt and according to market conditions. The main goal of interest rate management policies is to optimize Group financing costs. All bond debt is fixed rate. Where long-term variable rate debt is swapped for fixed rate, the swap contracts only apply to the long-term portion and the current portion is left at variable rate.

Depending on market conditions, interest rate risk on cash equivalents may be hedged using interest rate swaps.

Schneider Electric no longer has a cash surplus, as was the case in 2002 and 2003 following the sale of its Legrand shares. Net debt is low, however, representing just 6.3% of equity.

Commodity risk

Certain metals traded on organized commodity markets are used in the manufacture of Group products. Schneider Electric is therefore exposed to commodity risk arising from changes in market prices of copper, aluminum, silver, nickel and zinc.

The purchasing departments of the operating units report their purchasing forecasts to the Corporate Treasury Center twice a year. Purchase commitments are hedged using forward contracts, swaps and, to a lesser extent, options.

Counterparty risk

Transactions involving foreign currency and long- and short-term interest rate hedging instruments are entered into with selected counterparties. Banking counterparties are chosen according to the customary criteria, including the credit rating issued by an independent rating agency.

Group policy consists of diversifying counterparty risks and periodic controls are performed to check compliance with the related rules.

Equity risk

Exposure to equity risk primarily relates to treasury stock and shares in Finaxa. These positions are not hedged.

Liquidity risk

Liquidity is provided by the Group's cash and cash equivalents and commercial paper programs. These programs are backed by undrawn confirmed lines of credit.

The Group's credit rating enables it to raise significant long-term financing and attract a diverse investor base.

Currency and interest rate risks are generally managed at Group level, with the aim of limiting the impact on results of changes in exchange and interest rates without entering into any trading transactions. Hedging decisions are made by the Finance & Control - Legal Affairs Department and are reviewed at monthly intervals based on changes in financial market conditions.

Claims, litigation and other risks

In 2001, Schneider Electric made a public offer to purchase Legrand in exchange for shares as part of a proposed merger project. When the offer closed in July 2001, the Company held 98.1% of Legrand. In an initial decision dated October 10, 2001, the European Commission vetoed the merger, and in a second decision dated January 30, 2002, it ordered the two companies to separate as quickly as possible. As a result, Schneider Electric sold its interest in Legrand to the KKR-Wendel Investissement consortium even though the Court of First Instance of the European Communities overruled the Commission's decisions on October 22, 2002. Schneider Electric launched proceedings against the European Commission to obtain damages for the prejudice caused.

In 1996, Schneider Electric became aware that a component in the electronic cards of the tripping system of Masterpact and Compact circuit breakers manufactured between 1987 and 1992 occasionally malfunctioned. In 1997, the Group determined that a third party manufactured the electronic component. In 1998, in cooperation with its insurance companies, the Group initiated a broad-based product recall campaign that ended in 2004.

In September 2004, Schneider Electric accepted a € 23 million payment from the third-party manufacturer, to cover the cost of the recall campaign, in full settlement of the dispute. In addition, Schneider Electric should benefit from a € 2 million insurance settlement under its product recall costs policy.

In April 2001, Schneider Electric became aware that an emergency pushbutton in the Harmony range installed on a wide range of machines failed to function in certain circumstances. The Group initiated a comprehensive product recall program in cooperation with its insurance companies. When the recall expired on December 31, 2004, the Group had located and repaired approximately 25% of the 2.2 million installed pushbuttons. Total provisions of € 18.3 million were set aside for the entire product recall program and were fully used when the program expired.

In September 2004, Square D became aware that one of its AFI Breaker circuit breakers malfunctioned due to a defect in a component manufactured by a subcontractor. A recall campaign was launched and a provision of $27 million was set aside in 2004. The remaining provision at December 31, 2004 totaled $21 million.

VA Technologie AG, VA Tech T&D GmbH & CoKG and VA Tech Schneider High Voltage GmbH initiated an arbitration procedure against Schneider Electric SA and Schneider Electric Industries SAS in connection with claims against the seller's warranty granted during the creation of a high-voltage joint venture. On June 17, 2004, the parties signed an agreement to halt the arbitration procedure in exchange for the payment by Schneider Electric of an amount of € 9.5 million in full settlement of all outstanding claims except for two claims representing small amounts.

Belgium has initiated proceedings against former Schneider Electric executives in connection with the former Empain-Schneider Group's management of its Belgian subsidiaries. The proceedings began when SPEP (the Group holding company at the time) launched public offers for its Belgian subsidiaries Cofibel and Cofimines in 1993.

Certain minority shareholders filed suit. Schneider Electric is paying the legal expenses not covered by insurance of the former executives involved. Schneider Electric has been named as a defendant by one of the minority shareholders who claims that the Company is liable for the actions of certain of the accused.

In connection with the divestment of Spie Batignolles, Schneider Electric SA booked contingency reserves to cover the risks associated with certain major contracts and projects. Most of the risks were extinguished during 1997. Reserves for the remaining risks were booked to cover management's estimate of the risk involved.

To the best of the Company's knowledge, no other exceptional event has occurred and no claims or litigation are pending or in progress that are likely to have a material adverse impact on the Group's business, assets and liabilities, financial position or results.

Insurance

Schneider Electric's strategy for managing insurable risks is designed to defend the interests of employees and customers and to protect the environment, the Company's assets and its shareholders' investment.

This strategy entails:

- Identifying and quantifying risk using different reporting systems.
- Preventing risks. Schneider Electric has a realistic prevention policy to ensure safety at its sites. The Triple A approach aims to enhance processes to control and monitor risk by identifying vulnerable areas and implementing appropriate solutions to preserve the long-term sustainability of the Group's manufacturing resources and business. This approach builds on preventive measures already in place such as regular inspections, danger and vulnerability studies, safety management for people and equipment and security plans. As concerns risks of average frequency and intensity, the Group also has ongoing programs to prevent traffic accidents and work accidents and reduce transportation risk.
- Organizing and deploying crisis management resources, notably for technical and political risks and natural disasters.
- Ensuring the necessary insurance cover. The main risks facing Group companies (civil liability, property damage and operating losses, environmental accidents, automobile accidents and transportation risk) are covered by global contracts with insurance and reinsurance companies of good standing.

In addition, Schneider Electric has taken out specific cover in response to certain local conditions, regulations or the requirements of certain risks, projects and businesses.

In order to maintain essential levels of cover while also optimizing insurance costs in light of constraints in the insurance and reinsurance markets, we adopted a policy of self-insuring a certain number of recurring risks, whose frequency and financial impact can be reliably estimated. These deductible management programs mainly concern automobile, property and casualty/business interruption and liability risks.

Although difficult conditions in the insurance and reinsurance markets over the past three years have reduced capacity and increased premium rates, the Group has been able to renew all of its coverage while stabilizing its budgets.

Liability insurance

Schneider Electric is covered by a global liability insurance program. Specific liability programs have been set up in the United States, Canada and Mexico to take account of the specific requirements and characteristics of the North American market. Insured values under these programs adequately cover the Group's exposure to liability claims in connection with its businesses.

Property and casualty / business interruption insurance

A global property and casualty/business interruption insurance program has been set up for Schneider Electric in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market.

Aggregate settlements under the global program are capped at € 230 million and specific limits apply to certain risks, such as earthquake damage and machine damage.

Transport insurance

A global transport insurance program has been set up for Schneider Electric in all countries except for the United States, Canada and Mexico where a specific program has been established to take account of the specific requirements and characteristics of the North American market.

The program covers all goods shipments, including between Group facilities, by all means of transport, with a maximum insured value of € 15.2 million per convoy.

Balance sheet and cash flow statement items

Total assets stood at € 13,045 million at December 31, 2004.

Non-current assets

Non-current assets amounted to € 7,153 million and represented 54.8% of total assets, an increase of 9.1% from 2003.

This amount includes € 4,078 million in net goodwill, which rose € 565 million over the period. Acquisitions added a gross € 1,002 million, of which € 381 million for MGE UPS, € 267 for Andover Controls, € 202 for Clipsal and € 118 for Kavlico. This was partially offset by reclassification of the TAC trademark in an amount of € 92 million, an amortization charge of € 217 million and a € 121 million negative currency effect.

Trademarks totaled € 615 million following recognition of MGE UPS for € 300 million, Clipsal for € 152 million, TAC for € 92 million, Andover for € 31 million and Security International (Andover Group) for € 6 million.

Other intangible assets, primarily comprising software, were stable at € 231 million.

Property, plant and equipment (at cost) totaled € 1,459 million. Acquisitions added € 88 million and were offset by € 37 million in disposals an a € 24 million negative currency effect.

Total investments declined from € 1,015 million to € 508 million.

Investments accounted for by the equity method were stable at € 65 million, as the acquisition of a controlling interest in MGE Finances and disposal of VA Tech Schneider HV offset the addition of Clipsal Asia Holdings and Elau.

Non-consolidated investments net of reserves declined from € 370 million to € 154 million, reflecting the removal of Clipsal (€ 185 million), which was fully consolidated, and the Clipsal Asia joint venture (€ 49 million), which was accounted for by the equity method. This was partially offset by the addition of Abacus (€ 17 million) and Schneider Electric Relays (€ 27 million).

Other investments decreased from € 585 million to € 288 million. This reflects the consolidation of Clipsal, which led to the elimination from the consolidated balance sheet of a € 259 million loan granted by the Group at the end of 2003, and the consolidation of MGE UPS, which led to the elimination in consolidation of € 72 million in MGE UPS convertible bonds held by the Group. This item also includes a € 17 million receivable on the divestment of VA Tech Schneider HV GmbH, which was paid in January 2005, and a € 14 million receivable from Siemens in settlement of a dispute.

Other non-current assets include net actuarial gains and losses and unamortized prior service costs on pension obligations in the United States, in an amount of € 262 million.

Current assets

Current assets declined 20% to € 5,892 million and represented 45.2% of total assets.

Inventories and works in progress rose by 21.8% to € 1,370 million. Acquisitions accounted for half of the increase, while the upturn in business accounted for the rest.

Trade accounts receivable grew by 19.9% to € 2,136 million. Acquisitions added € 238 million. The remainder stems directly from higher sales.

Other accounts receivable and prepaid expenses declined by 8.9% to € 572 million. This item primarily comprises tax receivables and foreign currency conversion losses.

Deferred tax assets came to € 753 million, primarily reflecting a remaining deferred tax asset of € 439 million in respect of the loss incurred on the sale of Legrand in 2002. The € 48 million decrease stems from the use of tax loss carryforwards in France and a change in the tax rate used to calculate deferred taxes on temporary differences expected to reverse in 2005 and 2006.

At December 31, 2004, total cash and cash equivalents stood at € 1,063 million compared with € 3,087 million the year before, following the sale of short-term investments worth around € 2,054 million.

At December 31, 2003, the Group had a positive net cash position € 399 million. At December 31, 2004, this position was again negative, with net debt totaling € 485 million and representing 6.3% of equity.

Shareholders' equity

Shareholders' equity (excluding minority interests) totaled € 7,575 million, or 58.1% of the balance sheet total. The € 83 million decrease over the year is the net result of the following:

- Capital stock and additional paid-in capital declined by € 286 million following the cancellation of € 347 million worth of Schneider Electric shares. This was partially offset by the issuance of shares to cover the exercise of stock options and the worldwide employee stock purchase plan.
- Retained earnings rose by € 299 million, reflecting income for the year of € 565 million, the dividend paid in 2003 in an amount of € 334 million (including précompte equalization tax of € 88 million) and changes in treasury stock in an amount of € 65 million (net of the capital decrease).
- There was a negative € 97 million change in the cumulative translation adjustment.

Minority interests declined 7.9% to € 69 million following the buyout of minority interests in Infra+, SE Manufacturing Batam and Toshiba Schneider Inverter Corp. This was partially offset by the recognition of minority interests in MGE UPS Systems.

Provisions for contingencies

Provisions for contingencies came to € 870 million, or 6.7% of the balance sheet total. This item primarily comprises provisions for pensions and similar benefits in an amount of € 661 million. The € 12 million decrease from 2003 reflects a decline in the Group's projected benefit obligation in the UK after benefits were renegotiated with employee representatives, offset by the consolidation of MGE UPS.

Other provisions for contingencies rose to € 209 million from € 157 million in 2003. Following a detailed review of provisions carried out in preparation for the transition to IFRS, € 36 million in provisions for environmental risks were reclassified as long-term. In addition, technical risks increased by € 20 million due to a recall campaign for AFI Breakers in the United States.

Long-term debt

Total long-term debt stood at € 1,294 million, or 9.9% of the balance sheet total. The € 141 million decline from 2003 reflects the amortization of perpetual bonds, in an amount of € 41 million, and repayment of bank loans held by subsidiaries primarily located in the UK, Australia and New Zealand, in an amount of € 100 million.

Short-term debt amounted to € 254 million, or 1.9% of the balance sheet total This item declined by € 999 million over the year, primarily due to redemption of a € 951 million bond issue in April 2004 and a € 65 million reduction in bank overdrafts. These factors were partially offset by a € 27 million increase in other short-term borrowings in non-French subsidiaries.

Other long-term and short-term liabilities

Other long-term liabilities totaled € 104 million and primarily include acquisition debt of € 48 million for MGE UPS (of which a € 24 million earn-out payment based on operating income at September 30, 2005 and € 24 million in deferred consideration), € 36 million for Clipsal, € 16 million for Magnecraft assets and € 3 million for Abacus.

Other short-term liabilities primarily include trade accounts payable, other payables and accrued liabilities, accrued taxes and payroll costs, and deferred tax liabilities. Together, they represent 22.1% of the balance sheet total. This item rose an aggregate 9.5% over the year to € 2,879 million. Trade accounts payable increased by 11.7% and accrued taxes grew 28.1% due to the upturn in business and the resulting improvement in the Group's earnings performance.

Consolidated statement of cash flows

The consolidated statement of cash flows breaks down cash used or provided by different activities during the year.

Operating activities

Net cash provided by operating activities before changes in operating assets and liabilities rose 10.7% to € 1,260 million, representing 12.1% of sales.

Changes in working capital represented a negative € 138 million, as strong sales growth led to an increase in inventories and accounts receivable. The decrease in other current assets and liabilities primarily reflects a € 63 million change in tax assets and liabilities.

Net cash provided by operating activities totaled € 1,123 million, down 10.6% from € 1,254 million in 2003.

Investing activities

Net cash used by investment in operating assets amounted to € 284 million versus € 265 million in 2003. Purchases of intangible assets and of property, plant and equipment declined to 2.7% of sales from 3% the year before and were more than offset by depreciation of existing industrial assets, reflecting the growing practice of investing in production facilities in the Asia-Pacific region and the rest of the world.

Net financial investments used € 801 million compared with € 596 million in 2003. The investment in MGE UPS Systems came to € 233 million, taking into account acquired cash, convertible bonds and acquisition debt, but excluding assumed debt of € 328 million. Other major transactions in 2004 included the acquisitions of Andover Controls for € 332 million, Kavlico for € 162 million, various minority interests (notably in Infra +) for € 38 million, and the subscription of new shares worth € 11 million as part of Finaxa's capital increase.

Other new long-term investments totaled € 26 million and comprised long-term receivables and capitalized interest. In 2003, this item primarily comprised a loan to Clipsal in an amount of € 259 million.

The change in long-term pension assets reflects a € 13 million contribution to pension plans in the UK, compared with a € 143 million contribution to plans in the US the year before.

In all, investing activities used € 1,124 million in 2004 versus € 1,265 million in 2003.

Financing activities

Long-term debt and other borrowings showed a net decrease of € 1,351 million, reflecting the repayment of a € 951 million bond issue in April 2004, € 328 million in MGE UPS debt replaced by intra-Group financing and various bank loans held by subsidiaries.

Schneider Electric bought back Company shares in an amount of € 278 million versus € 112 million in 2003. It also cancelled shares worth € 347 million, without any impact on cash.

A total of € 61 million in common stock was issued on the exercise of stock options and to serve the worldwide employee stock purchase plan.

Dividends paid totaled € 357 million (including the précompte equalization tax), of which € 23 million to minority interests.

Over the year, financing activities used a total of € 1,956 million versus € 102 million in 2003.

Cash and cash equivalents

At December 31, cash and cash equivalents decreased by € 1,956 million compared with € 168 million the year before.

Company Financial Statements

Schneider Electric SA posted total portfolio revenues of € 463.3 million in 2004 compared with € 457.7 million the previous year. Income from continuing operations before tax came to € 543.3 million versus € 542.8 million in 2003.

Net income stood at € 558.8 million versus € 474.7 million in 2003.

Shareholders' equity before appropriation of net income declined to € 6,780.6 million at December 31, 2004 from € 6,813.4 million at the previous year-end. This reflects 2004 income, changes stemming from the cancellation of 7 million shares in an amount of € 347.1 million, dividends paid, and premiums on shares issued on the exercise of options and as part of the worldwide employee stock purchase plan.

Subsidiaries

Schneider Electric Industries SAS

Sales rose 7.9% to € 3.13 billion from € 2.90 billion in 2003.

Operating income increased by 112.6% to € 172.6 million from € 81.2 million and represented 5.5% of sales.

Net income came to € 221.8 million compared with € 494.6 million the year before.

Cofibel

Cofibel's portfolio consists entirely of Schneider Electric SA shares.

Income from continuing operations before tax came to € 2.04 million compared with € 3.04 million in 2003.

Income after tax stood at € 1.69 million versus € 2.54 million the year before.

Cofimines

In 2004, income from continuing operations before tax amounted to € 1.06 million compared with € 1.15 million in 2003.

After taking into account corporate income tax, net income stood at € 0.81 million versus € 0.86 million in 2003.

4 Sustainable development

Vision

Schneider Electric demonstrated its commitment to sustainable development in 2001 by including specific indicators its Company Program.

Our Principles of Responsibility, approved by the Executive Committee in 2002, provides a framework for our shared values and practices. Deployment began in 2003 and was completed in 2004.

With operations in 130 countries and 197 production facilities, we fully assume our social, societal and environmental responsibility by establishing priority areas for improvement each year while strengthening our relationships with the Company's key stakeholders: shareholders, employees, customers, suppliers and the community.

We also provide our customers with solutions that support sustainable development to help them preserve the planet, ensure their equipment is safe, protect lives, and optimize consumption of energy and natural resources.

2004 highlights

First Sustainable Development report

Schneider Electric published its first Sustainable Development report in 2004 alongside the Annual Report. The document outlined all of the Company's actions in compliance with the major global benchmarks, including the Global Reporting Initiative, and explained how Schneider Electric sees and assumes its responsibilities in the areas of corporate governance and social, societal and environmental performance. The French professional order of auditors recognized our report for the quality of its social and environmental information.

Revamped environmental policy

We reformulated our environmental policy in 2004 in line with *Our Principles of Responsibility.* The policy included two notable changes:

- The eco-design approach is now systematically applied to all range-core products thanks to production site tracking.
- For the first time, we have formally included our commitment to providing products and solutions that efficiently reduce energy consumption in our R&D policy, our acquisition strategy and our sales policy.

NEW2004 targets met

The NEW2004 progress plans were successfully completed in 2004.

Social issues

A number of practices have been extended to all employees to ensure equitable treatment. The ProSat satisfaction survey, for example, now covers 99% of our employees worldwide. Similarly, 80% of employees now have a variable salary component linked to the Company's performance. In addition, all of our employees around the world now have health coverage.

Societal issues

We are involved in outreach programs through the Schneider Electric Youth Opportunities Foundation in 84.5% of our host communities.

Environmental issues

97% of the manufacturing facilities targeted by NEW2004 have obtained ISO 14001 certification. The remaining 3% are in the process of being certified. Lastly, all new major range-core products developed in 2004 were eco-designed.

Social performance

Our human resources strategy is designed to create a motivating working environment. Specific policies have been developed covering international mobility, career development, training and compensation. These general guidelines are applied through local programs.

In *Our Principles of Responsibility,* a document of reference for the entire Schneider Electric corporate community, we affirm our commitment to diversity: "All employees are entitled to express their cultural diversity and are managed without discrimination. Team members are encouraged to develop new skills and team spirit. At the same time, they are recognized for their initiatives and risk taking in contributing to the Company's growth."

Workforce

As part of its efforts to create a better geographic balance in its operations, the Company redeployed resources in 2004. This led to several employment reduction plans in the United States and Europe.

We took assertive steps to assist employees in redirecting their careers at all concerned sites.

	2003	2004
Average workforce	74,276	84,866
Temporary and permanent contracts	71,850	84,184
Production staff	35,459	40,582
Non production staff	38,817	44,284
New hires	9,924	13,726
Departures	11,996	12,342

Total payroll costs at December 31, 2003: € 2,915,820.

Total payroll costs at December 31, 2004: € 3,336,000.

Total number of hours worked in 2004: 163 million.


Age
2003
2004
6.2 %
28.3 %
29.2 %
26.0 %
10.3 %
8.3 %
29.1 %
29.0 %
24.0 %
9.6 %
< 25
25 - 34
35 - 44
45 - 54
> 55


Men / Women
2003
2004
34.4 %
65.6 %
36.3 %
63.7 %
Women
Men


Seniority
2003
2004
31.4 %
29.3 %
21.5 %
15.0 %
2.8 %
38.2 %
29.0 %
17.2 %
12.9 %
2.7 %
< 5 years
5-15 years
16-24 years
25-34 years
> 35 years


Category
2003
2004
44 %
29 %
27 %
43 %
29.4 %
27.6 %
Line employees
Non-executive staff and technicians
Engineers and managers


Breakdown by Operating Division
2003
2004
58 %
22 %
14.5 %
5.5 %
54 %
21 %
18 %
7 %
Europe
North America
Asia-Pacific
Rest of the world

Examples

France

Through two employment-support programs called Eole and Cortex, 1,000 employees were given the opportunity to create their own companies, take early retirement or develop a personal project if they so desired. A committee with labor and management representatives tracked the process from start to finish to ensure that all participants were committed to success and that the plans were deployed properly.

United States

The Company considered closing its Oxford, Ohio site because base costs were too high. Compensation packages were revised following negotiations between management and local labor unions that brought costs to an acceptable level for all stakeholders. The agreement signed in October 2004 saved 220 jobs at the facility, which makes busbar trunking.

In re-balancing resources, we have also increased headcount in fast-growing emerging markets. in 2004, we hired more than 7,000 team members in Australia, India, China and other countries.

Career development and internationalization

International mobility

By posting employees outside their home countries, we are able to prepare the future and build teams and skills in regions in which we want to operate.

In 2004, we continued to internationalize our management base by fostering international assignments. The inter-country mobility rate rose to 35.8% from 22.85% in 2003. 251 people –16% of them women– representing 51 nationalities took part in mobility programs.

NEW2004 objective:
Achieve an inter-country mobility rate of 20% for international executives


22.4 %
22.3 %
35.8 %
20 %
2002
2003
Dec. 31, 2004
2004 target

Training

Schneider Electric uses training to develop skills and nurture employee loyalty.

In 2004, the Company welcomed 117 graduates from 50 countries into its Marco Polo international recruitment program. Established five years ago, Marco Polo gives young graduates from around the world the opportunity to gain two years of professional experience abroad before returning to their home countries.

The Schneider Management Institute develops programs for high-level managers and experts. These courses, which primarily concern our vision, strategy and Company Program objectives, give managers a better view of Schneider Electric's challenges and commitments. In 2004, 672 managers from 59 countries participated in Institute seminars.

To inform employees and raise awareness about sustainable development, we created an intranet site and a dedicated section on our corporate website in 2004. We also launched an e-learning course on sustainable development. Available in French, English and Spanish, this resource was created for all employees interested in learning more about sustainable development and the environmental issues facing a manufacturer like Schneider Electric.

Number of days of training


2003
2004
18.4 %
19.1 %
25.7 %
36.8 %
30.2 %
8.9 %
27.5 %
33.4 %
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Total training costs


2003
2004
10.3 %
14.2 %
28.8 %
46.7 %
11.1 %
8.2 %
31.1 %
49.6 %
Line employees
Administrative staff
Technicians and supervisors
Engineers and managers

Cumulative days of training by type

	Line employees	Admin. staff	Technicians and supervisors	Engineers and managers	Total
Foreign languages and IT	2,476	8,476	11,317	21,786	44,055
Health and safety	14,410	1,161	6,492	4,773	26,836
Technical	51,867	4,865	18,488	22,906	98,126
Management	947	3,248	7,343	24,035	35,573
Other	6,974	4,760	26,185	11,248	49,167

Social dialogue / surveys

Schneider Electric has always been committed to fostering meaningful dialogue with employee representatives. For this reason, a European central works committee was created in 1998. Comprising 31 representatives from 19 countries in Europe, the committee goes beyond the scope of the European Union. In addition to quarterly meetings, the Company regularly informs the committee's officers about its business and labor situation.

Since 1997, we have conducted ProSat surveys to measure employee satisfaction. Deployed locally in each country, these polls give rise to tangible action plans. At December 31, 2004, 99% of the workforce had been surveyed.



NEW2004 objective:
Conduct professional satisfaction surveys among 100% of employees every two years
43.7 %
75 %
99 %
100 %
2002
2003
Dec. 31, 2004
2004 target

Health and safety

After an initial program devoted to health coverage, several related action plans were carried out in 2004, notably in France, the US and Spain. We are currently defining an occupational health and safety policy for the entire Company that should be ready in the first half of 2005. In France, the Human Resources department developed an experimental approach entitled "psychological dynamics and work" in partnership with work psychologists from Conservatoire National des Arts et Métiers. The study covered a third of the workforce at the AFI plant in Grenoble, France.



Work accidents: Frequency rate
2003
2004
Line employees
Non-executive staff and technicians
Engineers and managers
20.09
7.33
3.06
27.56
8.73
3.42



Work accidents: Seriousness rate
2003
2004
Line employees
Non-executive staff and technicians
Engineers and managers
0.26
0.11
0.02
0.23
0.06
0.01


NEW2004 objective:
Ensure that 100% of employees have health coverage
97 %
100 %
100 %
100 %
2002
2003
Dec. 31, 2004
2004 target

Pay equity

The NEW2004 program included a challenge concerning variable compensation to:

- Give all employees the opportunity to share in the Company's success, in keeping with local conditions.
- Give all team members a personal stake in meeting local and global targets.
- Align payroll with real business performance.


NEW2004 objective:
Introduce a variable salary component linked to local and Company-wide results for 100% of employees
52.5 %
60 %
80 %
100 %
2002
2003
Dec. 31, 2004
2004 target

Human rights and diversity

Schneider Electric made a number of human rights commitments in *Our Principles of Responsibility.* As a signatory to the Global Compact, the Company has also encouraged its partners to apply the Compact's principles.

The Company signed several agreements in France in 2004, including:

- A three-year agreement on employing the disabled. This agreement with labor representatives was renewed for 2004-2006 as part of our sustainable development policy. It takes a broader view of the issues involved in integrating disabled workers by recognizing the diversity of disability. Schneider Electric Industries SAS is among the six CAC-40 firms in which disabled employees account for more than 6% of payroll. In May 2004, the Company won an award from France's business leaders' union for its work in training and employing disabled youth.
- An agreement on job equality between men and women. Schneider Electric Industries SAS signed a specific document on this topic with French labor unions in 2004. The agreement recognizes the structural imbalance in the Company's workforce stemming from traditional career choices made by men and women in the past that have channeled a high number of men into technical fields.

Based on an analysis by a labor/management working group, Schneider Electric Industries SAS made a number of commitments to promote women in all of the Company's professions. These commitments concern hiring, increased training and job opportunities, compensation and wage policy, career development and work-life balance.

- The Diversity Charter launched by Institut Montaigne. With this commitment, the Company promises to reflect the diversity of its host community-notably ethnic and cultural-at all levels of its organization. Going beyond France, we have decided to apply the charter's principles in all our host countries or to update similar policies, for example in the United States.

Societal performance

Community

For many years, Schneider Electric has been involved in helping young people enter the workforce and receive training. Our initiatives are adapted to each host country's specific characteristics.

In France, for example, we have hosted more than 5,000 work-study candidates over the last ten years. More broadly, our programs are primarily carried out through the Schneider Electric Youth Opportunities Foundation.

In 2004, we extended our worldwide Luli fund-raising drive to employees in all of our host countries. During the week-long drive, events were organized at more than 400 sites in 70 countries. The objective is to connect employees with the young people helped by local associations that are supported by the Schneider Electric Youth Opportunities Foundation. Each year, the Luli campaign raises around € 4 million that is distributed to 350 different associations.


NEW2004 objective:
Ensure that 80% of our sites
have a long-term commitment with
the Schneider Electric Foundation.
Luli is now part of our corporate culture
74 %
84 %
84.5 %
80 %
2002
2003
Dec. 31,
2004
2004
target

Involvement in Southeast Asia

One of the largest natural disasters in history struck Asia in December 2004. The entire Schneider Electric community participated in the international response, in particular by donating emergency aid in Indonesia, Sri Lanka, India and Thailand; supporting reconstruction projects selected by team members in the countries hit by the tsunami; and donating equipment and services to restore drinking water and electric power in the disaster area.

Schneider Electric has a significant presence in the countries affected by the tsunami. More than 4,000 people work for the Company in the region. From the first day, they were actively involved in providing assistance and support.

Suppliers

We have redefined our supplier quality strategy to address sustainable development issues and enhance our commitment to our host communities. More generally, we encourage our suppliers to join the Global Compact and give preference to those who have deployed sustainable development programs and initiatives. To date, 140 suppliers have signed the Global Compact.

A specific questionnaire on sustainable development has been included in our supplier certification process. In addition, article 20 of our terms of purchase calls for compliance with the OECD's Guidelines for Multinational Enterprises and the International Labor Organization's regulations.

In 2004, the Company implemented a sustainable development agreement for suppliers in all its host countries that sets specific commitments for both parties.

Customers

For Schneider Electric, sustainable development represents a strategic opportunity and a lever for growth. We are marshalling all our resources to provide customers with technological solutions that improve energy efficiency.

In 2004, we pursued our growth strategy in the promising building automation and security market by acquiring US-based Andover Controls. Following on the 2003 acquisition of TAC, this move has extended our lineup of solutions that allow customers to manage, optimize and reduce energy consumption.

Our TAC subsidiary has a performance contract with the city of Nyköping in Sweden to reduce the municipal energy bill by 17%. The solution offered will also cut CO_2 emissions by around 4,300 metric tons a year.

We also organized a debate on sustainable development in 2004 with representatives from major customers like Véolia Environnement and France Telecom and non-governmental organizations. The event was broadcast live in 30 Schneider Electric sales agencies in France and watched by 1,500 employees and customers.

Environmental performance

Schneider Electric is involved in a process to continuously improve the environmental performance of its facilities and products. In 1992, we published a formal environmental policy. This policy was recently redefined to take account of changes both inside and outside the Company. It is designed to improve manufacturing processes, promote eco-design and integrate customer concerns in the area of environmental protection.

Facilities

We neither generate nor distribute electricity. Our business primarily relies on assembly and control techniques that are far removed from primary manufacturing. As a result, our atmospheric emissions are not significant and below regulatory thresholds.

In 2004, we conducted our annual review of pollution risks at all our manufacturing sites. None of our 197 production facilities is classified Seveso. We continuously track 14 facilities, of which 7 in France, often because of their past manufacturing history (in France, this corresponds to sites that require special environmental protection authorizations). Lastly specific action plans have been established to reduce risks at 14 facilities. The plans have been completed at ten sites and are still under way at the four others. Provisions for environmental risks totaled € 36 million at December 31, 2004.

Environnemental performance

	2002	2003	2004 at 2003 scope of consolidation	2004*
Number of employees at our manufacturing sites	36,983	43,944	41,822	47,140
Amount of waste produced (in metric tons)	109,357	93,736	73,466	94,821
Amount of waste per production site employee (in metric tons)	3	1,9	1,8	2
Percentage of waste recovered	53	65	78	73.5
Equivalent energy consumption (in MWh)	538,111	674,967	628,627	692,298
Energy consumption per production site employee (in MWh)	14.6	15.3	15	14.7
Water consumption (in cubic meters)	1,805,608	1,643,483	1,625,380	1,838,221
Water consumption per production site employee (in cubic meters)	49	37.4	38.9	39

** Data collected from 158 sites versus 139 in 2003*

In 2004, 97% of the manufacturing sites targeted by the NEW2004 program received ISO 14001 certification. The remaining 3% are involved in the certification process. All certified facilities benefit from the continuous improvement methodology set out in ISO 14001.


NEW2004 objective:
Ensure that 100%
of our sites comply with ISO 14001
67 %
74 %
97 %
100 %
2002
2003
Dec. 31, 2004
2004 target

Products

Communication on environmental aspects has become indispensable. As a result, the Company issued a directive in 2004 calling for the publication of a product environmental profile (PEP) for all new products. Designed to provide information on environmental performance throughout a product's life cycle, the PEP is based on life cycle analysis (LCA) methodology. In particular, it describes the product's environmental impact calculated using databases available to the general public. This includes information on such factors as natural resource consumption, greenhouse forcing and ozone layer depletion.

In addition, Schneider Electric has committed officially to complying with the EU Restriction of Hazardous Substances (RoHS) Directive for all concerned products worldwide. As a result, we will eliminate lead, mercury, cadmium, hexavalent chromium and brominated flame retardants from our electrical distribution and low voltage industrial control products. A dedicated program has been developed to promote the necessary measures in design, industrialization, purchasing and production.


NEW2004 objective:
Ensure that 100% of our new global products
comply with eco-design methodology
13 %
57 %
93 %
100 %
2002
2003
Dec. 31, 2004
2004 target

To extend our eco-design approach, we set up specific training sessions in 2004 to help designers, marketing staff, and production and purchasing managers apply the environmental guidelines in our internal product development manual.

As part of a competition organized by the French Chambers of Commerce and Industry, Schneider Electric received two environmental awards from the French Ministry of Ecology and Sustainable Development in 2004. The Company came in second in the "Eco-design for sustainable development" category for the range of speed drives eco-designed and manufactured by Schneider Toshiba Inverter.

The approach used for this range has reduced product volume by 19% and mass by 23%. Schneider Electric also came in second in the "Environmental management for sustainable development" category for its facility in Carros, France, which primarily manufactures automation components.

Indicators

All of the quantitative data provided in this section have been consolidated using two Company-wide methods:

□ Workforce data: A global human resources scorecard, established annually over the past five years based on a bottom-up reporting process.

□ Environmental data: Reporting tables from the Group environmental affairs department, based on an annual manufacturing site survey.

This data is then reconciled with information from accounting and purchasing reporting systems to ensure consistency.

All of the social and environmental information provided covers the entire Company, except when specified otherwise.

The NEW2004 indicators are produced quarterly. We have also provided statistics defined in France's NRE legislation. For several years, we have published French workforce data in a dedicated social report that meets the NRE Act's specific requirements.

Ratings

ASPI Eurozone®

www.vigeo.com

Schneider Electric has been included in the Advance Sustainable Performance Indices' Eurozone listing since 2001.

The index tracks the financial performance of 120 leading euroland sustainability performers from the DJ Euro Stoxx benchmark financial universe, based on criteria developed by Vigeo, an agency that rates and assesses corporate social responsibility. Vigeo ratings are used to select the listed stocks, in keeping with ASPI Eurozone® guidelines.

Criteria (min -- / max ++)	Rating 2005 / 01	Score 2005 / 01
Human Resources	+	52
Environment	+	48
Customers & Suppliers	++	61
Corporate Governance	=	48
Community Involvement	+	63
Human Rights	+	59

Score scaling : 0 to 100

Benchmark : company / industry sector

100
75
50
25
0
Human Resources
Environment
Customers & Suppliers
Corporate Governance
Community Involvement
Human Rights
max sector
min sector
Schneider Electric

Dow Jones

www.sustainability-index.com

After being selected for the first time in 2002, Schneider Electric was included in 2005 in the Dow Jones Sustainability Index World and the Dow Jones Sustainability Index Stoxx (for Europe).

This family of indices bases its decisions on research provided by Sustainable Asset Management (SAM), an independent asset manager headquartered in Switzerland.


Sustainability Scores
Total Score
0%
50%
100%
Economic Dimension
0%
50%
100%
Environmental Dimension
0%
50%
100%
Social Dimension
0%
50%
100%
Industry Average on a Global Basis
Schneider Electric SA
Best Company on a Global Basis within Industry Group

> For further information, go to:
www.schneider-electric.com
Group, Sustainable Development

> The sustainable development report and French social report may be ordered online from:
fr-developpement-durable@schneider-electric.com
or by mail from:
Schneider Electric SAS
Direction développement durable
89 boulevard Franklin Roosevelt
92500 Rueil-Malmaison (France)

5 Outlook for 2005

Assuming current economic conditions, Schneider Electric is targeting organic sales growth of 5%-6% in 2005 and an increase of around 10% in operating income under IFRS.

On January 13, 2005, the Company announced its new Company program, called **new2**. The four-year program is designed to:

- Continue leveraging the NEW2004 efficiency plans to reduce production and base costs, enhance productivity, re-balance costs and sales and speed time to market for new products that meet market needs.
- Drive the Company's indispensable transformation with action plans focused on growth, efficiency and people.

We have set ambitious targets for 2005-2008 to speed organic growth, improve operating margin, enhance return on capital employed and increase total shareholder return.

We will also pursue our targeted acquisitions policy to bring in less cyclical activities that fit strategically with our core Electrical Distribution and Automation & Control businesses and provide high growth potential. Activities such as building automation and security, energy management, secured power, services, sensors and other specialized automation devices are allowing us to double our accessible markets from € 100 billion to € 200 billion.

Geographically, our two top priorities are North America and Asia.

We intend to enhance our presence in North America, which already accounts for more than 20% of sales. Schneider Electric has substantial managerial capacity in this region, the world's leading economic power.

Asia is both a major market in which we enjoy very solid positions and a region rich in resources for R&D, sourcing and advanced technology–particularly in China, India and Japan.

1 Consolidated Statement of Income

(in millions of euros, except for earnings per share)	2004	2003	2002
Sales	**10,365.3**	**8,780.3**	**9,060.5**
Cost of sales	(5,965.1)	(5 063.1)	(5,305.2)
Gross margin	**4,400.2**	**3,717.2**	**3,755.3**
Research and development expenses	(535.2)	(494.0)	(472.7)
Selling, general and administrative expenses	(2,554.3)	(2,215.8)	(2,242.9)
Operating income	**1,310.7**	**1,007.4**	**1,039.6**
Financial expense, net *(note 23)*	(65.9)	(53.1)	(157.8)
Income from continuing operations before tax	**1,244.8**	**954.3**	**881.9**
Exceptional items *(note 24)*	(96.3)	(163.9)	(509.2)
Income tax *(note 12)*	(333.1)	(127.3)	295.0
Net income of fully consolidated companies before amortization of goodwill	**815.4**	**663.1**	**667.7**
Amortization of goodwill *(note 3)*	(217.1)	(190.7)	(192.6)
Group's share of losses of equity investments *(note 6)*	(3.6)	(18.1)	(28.2)
Net income before minority interests	**594.7**	**454.3**	**446.9**
Minority interests	(30.1)	(21.5)	(24.9)
Net income (attributable to Schneider Electric SA)	**564.6**	**432.8**	**422.0**
Earnings per share (in euros) *(note 14.6)*	2.56	1.94	1.85
Diluted earnings per share (in euros)	2.55	1.94	1.84

The accompanying notes are an integral part of the consolidated financial statements

 Consolidated Statement of Cash Flows

(in millions of euros, at December 31)		2004	2003	2002
I - Net cash provided by operating activities				
Net income (attributable to Schneider Electric SA)		564.6	432.8	422.0
Minority interests		30.1	21.5	24.9
Group share of loss/(income) of companies accounted for by the equity method (net of dividend received)		3.6	18.1	27.8
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of property, plant and equipment *(note 5)*		285.7	283.5	293.4
Amortization of intangible assets other than goodwill *(note 4)*		76.7	60.2	56.9
Amortization of goodwill		217.1	190.7	192.6
Increase (decrease) in provisions		4.7	44.6	(1 350.5)
Increase (decrease) in deferred taxes		46.4	(144.1)	(484.2)
(Gains) losses on disposals of assets		(8.9)	15.4	1 785.0
Other		40.1	19.3	(0.4)
Net cash provided by operating activities before changes in operating assets and liabilities		**1,260.1**	**942.0**	**967.5**
(Increase) decrease in accounts receivable		(183.0)	(14.8)	109.3
(Increase) decrease in inventories and work in progress		(160.7)	(5.3)	49.8
(Decrease) increase in accounts payable		(2.5)	67.2	(96.6)
Change in other current assets and liabilities		208.7	265.1	(97.2)
Change in working capital		**(137.5)**	**312.2**	**(34.7)**
	Total I	**1,122.6**	**1,254.2**	**932.8**
II - Net cash (used)/provided by investing activities				
Purchases of property, plant and equipment *(note 5)*		(277.8)	(253.2)	(288.0)
Disposals of property, plant and equipment *(note 5)*		48.3	48.3	24.7
Purchases of intangible assets *(note 4)*		(54.7)	(61.8)	(89.3)
Disposals of intangible assets *(note 4)*		0.4	1.3	12.1
Net cash used by investment in operating assets		**(283.8)**	**(265.4)**	**(340.5)**
Financial investments - net		(800.9)	(595.8)	3 223.7
Other long-term investments		(25.9)	(262.1) (1)	(2.5)
Long-term pension assets		(13.4)	(142.2) (2)	(55.4)
Sub-total		**(840.2)**	**(1,000.1)**	**3,165.8**
	Total II	**(1,124.0)**	**(1,265.5)**	**2,825.3**
III - Net cash (used)/provided by financing activities				
Increase in long-term debt		-	789.8	13.2
Reduction of long-term debt		(1,351.4)	(73.1)	(202.3)
(Purchase)/sale of Company shares		(278.2)	(112.3)	(329.1)
(Decrease)/increase in other borrowings		(49.6)	(481.6)	(274.2)
Common stock issued		61.0	101.8	11.0
Dividends paid: Schneider Electric SA		(334.2)	(308.0)	(297.6)
Minority interests		(23.3)	(18.6)	(18.3)
	Total III	**(1,975.7)**	**(102.0)**	**(1,097.3)**
IV - Net effect of exchange rate and other changes	**Total IV**	21.2	(54.7)	2.7
Net (decrease)/increase in cash and cash equivalents: I + II + III + IV		(1,955.9)	(168.0)	2,663.5
Cash and cash equivalents at beginning of year		2,902.4	3,070.4	406.9
(Decrease)/increase in cash and cash equivalents		(1,955.9)	(168.0)	2,663.5
Cash and cash equivalents at end of year *(note 13)*		**946.5**	**2,902.4**	**3,070.4**

(1) Including €259 million loan to Clipsal.
(2) Including an additional contribution to pension commitments by Square D in an amount of €143 million in 2003 vs. €50 million in 2002.
The accompanying notes are an integral part of the consolidated financial statements.

3 Consolidated Balance Sheet

Assets

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Current assets			
Inventories and work in process *(note 9)*	1,369.7	1,124.1	1,146.5
Trade accounts receivable *(note 10)*	2,135.7	1,781.3	1,812.3
Other accounts receivable and prepaid expenses *(note 11)*	571.5	627.0	697.1
Deferred taxes *(note 12)*	752.8	747.2	718.5
Cash and cash equivalents *(note 13)*	1,062.8	3,087.5	3,214.0
Total current assets	**5,892.5**	**7,367.1**	**7,588.4**
Non-current assets			
Intangible assets - net *(note 4)*	846.5	270.7	259.9
Goodwill - net *(note 3)*	4,077.7	3,512.8	3,371.9
Property, plant and equipment - net *(note 5)*	1,458.8	1,439.1	1,573.3
Investments			
Investments accounted for by the equity method *(note 6)*	65.3	60.5	76.2
Investments - net *(note 7)*	154.3	369.6	380.9
Other investments *(note 7)*	288.1	585.4	244.5
Total investments	507.7	1,015.5	701.6
Other non-current assets *(note 8)*	262.1	315.6	274.4
Total non-current assets	**7,152.8**	**6,553.7**	**6,181.1**
Total assets	**13,045.3**	**13,920.8**	**13,769.5**

The accompanying notes are an integral part of the consolidated financial statements

Liabilities and Shareholders' Equity

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Current liabilities			
Customer prepayments	69.8	56.2	39.8
Trade accounts payable	1,314.6	1,176.7	1,167.2
Accrued taxes and payroll costs	849.5	663.1	567.0
Deferred tax liabillities *(note 12)*	101.5	92.2	54.5
Other payables and accrued liabilities	543.4	641.0	725.0
Short-term liabilities	2,878.8	2,629.2	2,553.5
Short-term debt *(note 17)*	254.3	1,253.0	646.2
Total current liabilities	**3,133.1**	**3,882.2**	**3,199.7**
Provisions for contingencies and charges			
Provisions for pensions *(note 15)*	660.9	672.5	810.8
Provisions for contingencies *(note 16)*	208.7	156.7	174.3
Total provisions for contingencies and charges	**869.6**	**829.2**	**985.1**
Long-term debt			
Ordinary and convertible bonds *(note 17)*	1,200.0	1,200.0	1,450.0
Perpetual bonds *(note 17)*	73.3	113.6	148.3
Other long-term debt *(note 17)*	20.8	121.7	125.5
Total long-term debt	1,294.1	1,435.3	1,723.8
Other long-term liabilities	104.4	40.5	-
Total long-term liabilities	**1,398.5**	**1,475.8**	**1,723.8**
Shareholders' equity *(note 14)*			
Capital stock	1,809.6	1,854.7	1,926.5
Additional paid-in capital	4,049.9	4,290.8	4,895.2
Retained earnings	2,023.8	1,724.6	875.3
Cumulative translation adjustment	(308.2)	(211.4)	87.7
Shareholders' equity (excluding minority interests)	**7,575.1**	**7,658.7**	**7,784.7**
Minority interests	**69.0**	**74.9**	**76.2**
Total liabilities and shareholders' equity	**13,045.3**	**13,920.8**	**13,769.5**

The accompanying notes are an integral part of the consolidated financial statements

4 Consolidated Statement of Changes in Shareholders' Equity

(in millions of euros except for number of shares)	Number of shares (thousands) (1)	Capital	Additional paid-in capital	Retained earnings (2)	Cumulative translation adjustment	Shareholders' equity (excl. minority interests)	Minority interests
At January 1, 2002	**240,260.0**	**1,922.1**	**5,475.6**	**438.9**	**543.9**	**8,380.5**	**79.3**
Exercise of stock options (3)	373.4	3.0	8.0			11.0	
Conversion of bonds (3)	179.5	1.4	7.0			8.4	
Distribution:							
- Charged against additional paid-in capital (4)			(595.4)	615.7		20.3	
- Dividends paid				(297.6)		(297.6)	(18.3)
Change in treasury stock				(290.6)		(290.6)	
Translation adjustment					(456.2)	(456.2)	(9.7)
Change in scope of consolidation and other				(13.1)		(13.1)	
2002 net income				422.0		422.0	24.9
At December 31, 2002	**240,812.9**	**1,926.5**	**4,895.2**	**875.3**	**87.7**	**7,784.7**	**76.2**
Exercise of stock options (3)	1,958.3	15.6	50.8			66.4	
Cancellation of shares (3)	(12,000.0)	(96.0)	(394.2)	490.2		0.0	
Worldwide Employee Stock Purchase Plan (3)	1,071.0	8.6	26.8			35.4	
Appropriation to legal reserve			(192.7)	192.7		0.0	
Dividends (including précompte equalization tax)			(95.1)	(212.8)		(307.9)	(18.6)
Change in treasury stock				(110.8)		(110.8)	
Translation adjustment *(note 14.5)*					(299.1)	(299.1)	(6.7)
Tax effect on cancellation of treasury stock				54.3		54.3	
Change in scope of consolidation and other				2.9		2.9	2.5
2003 net income				432.8		432.8	21.5
At December 31, 2003	**231,842.2**	**1,854.7**	**4,290.8**	**1,724.6**	**(211.4)**	**7,658.7**	**74.9**
Cancellation of shares (3)	(7,000.0)	(56.0)	(291.1)			(347.1)	
Worldwide Employee Stock Purchase Plan (3)	705.8	5.7	27.6			33.3	
Exercise of stock options (3)	646.2	5.2	22.6			27.8	
Dividends (including précompte equalization tax)				(334.2)		(334.2)	(23.3)
Refund of précompte equalization tax overpaid in previous years				23.1		23.1	
Change in treasury stock				65.2		65.2	
Translation adjustment *(note 14.5)*					(96.8)	(96.8)	(1.9)
Tax effect on cancellation of treasury stock				(7.4)		(7.4)	
Change in scope of consolidation and other (5)				(12.1)		(12.1)	(10.9)
2004 net income				564.6		564.6	30.1
At December 31, 2004	**226,194.2**	**1,809.6**	**4,049.9**	**2,023.8**	**(308.2)**	**7,575.1**	**69.0**

(1) Before elimination of treasury stock.
(2) Including €208.6 million in treasury stock/intra-group cross shareholdings cancelled at December 31, 2004.
(3) See Note 14 - Shareholders' equity.
(4) Including €7.8 million to refund the précompte equalization tax and €12.5 million to eliminate dividends on treasury stock.
(5) Of which a negative €20.8 million net of tax following a change in accounting method for distributor discounts (see note 1.19) and a positive €5.5 million on MGE UPS Systems goodwill.
The accompanying notes are an integral part of the consolidated financial statements.

Notes to the consolidated accounts

All amounts in millions of euros unless otherwise indicated.

The accompanying notes are an integral part of the consolidated financial statements.

Note 1 - Accounting Principles

1.1 - Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with French GAAP up until December 31, 2004.

In compliance with the European Union's adoption of International Financial Reporting Standards (IFRS) as of January 1, 2005, tables reconciling the 2004 financial statements prepared in accordance with French GAAP to the 2004 financial statements prepared in accordance with IFRS are included in a separate document.

1.2 - Use of estimates

The preparation of financial statements requires Group and subsidiary management to make estimates and assumptions that are reflected in the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses and commitments during the reporting period. Actual results could differ from those estimates.

1.3 - Consolidation principles

Companies over which the Group has direct or indirect control of more than 50% of the outstanding voting shares or in which it exercises exclusive control are fully consolidated. Exclusive control is control by means other than ownership of a majority voting interest (i.e., control by significant minority ownership, by contracts or agreement with other shareholders).

Companies over which the Group has significant influence ("equity affiliates") are accounted for by the equity method. A significant influence is presumed to exist when more than 20% of outstanding voting rights are held.

The proportional method of consolidation is used for investments in jointly controlled operating entities, such as joint ventures and alliances. For such entities, the Group records its proportional interest in the entity's balance sheet, income statement and cash flows.

Companies acquired or sold during the year are included in or removed from the consolidated financial statements as of the date when effective control is acquired or relinquished.

Intercompany balances and transactions between fully-consolidated companies are eliminated in consolidation. Intercompany balances and transactions with proportionally-consolidated companies are eliminated based on the Group's percent interest in the companies concerned.

A list of significant consolidated subsidiaries is included in Note 27. Certain non-significant subsidiaries are not consolidated.

All of the companies included in the scope of consolidation end the fiscal year on December 31.

1.4 - Translation of the financial statements of foreign subsidiaries

The consolidated financial statements are prepared in euros.

The financial statements of subsidiaries that use another currency are translated into euros as follows:

- Assets and liabilities are translated at official year-end exchange rates.
- Income statement amounts and cash flow items are translated at weighted-average annual exchange rates. Differences arising on translation are recorded as part of the cumulative translation adjustment.

1.5 - Foreign currency transactions

Foreign currency transactions are recorded using the official exchange rate in effect at the date the transaction is recorded or the hedging rate. At year-end, foreign currency payables and receivables are translated into the reporting currency at year-end exchange rates or the hedging rate. Gains or losses on foreign currency conversion are recorded in the income statement.

1.6 - Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of assets acquired and liabilities assumed at the date of acquisition. Goodwill is amortized on a straight-line basis over the estimated periods to be benefited not to exceed forty years. When factors such as income, trends, prospects and competition indicate that there may be a potential loss in value in the related assets, the Group evaluates if there is impairment of the value of goodwill. The specific indicator used to confirm the existence and measure the amount of the impairment is whether or not discounted cash flows from operations during the amortization period will be sufficient to recover the carrying amount of the related assets.

1.7 - Intangible assets

Costs incurred by the Group in developing computer software for internal use are generally expensed when incurred. However for external and internal costs related to implementing enterprise resource planning (ERP) applications, such costs are deferred and amortized over the period these applications are used, which generally does not exceed five years.

Brands corresponding to identifiable assets of acquired companies are recognized in the balance sheet on the basis of third-party appraisals. Their value is regularly tested for impairment.

Other intangible assets, other than brands, are amortized on a straight-line basis over the periods to be benefited or the period where such assets are protected by intellectual property laws.

1.8 - Property, plant and equipment

Land, buildings and equipment are recorded at cost. Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	20 to 40 years
Machinery and equipment	3 to 10 years
Other	3 to 12 years

For operating fixed assets, the useful life is generally defined as the period that is expected to benefit from the operations of such fixed assets. However, when a production line is scheduled to be halted or closed in advance of the originally expected useful life, the depreciation period is reduced.

When the Group enters into transactions that qualify as capital leases, the leased assets are capitalized and the related debt is recorded as a liability.

1.9 - Investments and marketable securities

Investments are reported at cost. Each year, the carrying value is compared to the recoverable amount and the difference is recorded as an expense in the consolidated statement of income. The recoverable amount is determined by reference to the Group's equity in the underlying net assets, the expected future profitability and business prospects of the company and, in the case of listed securities, the market value of the stock.

1.10 - Impairment of long-lived assets

Goodwill is tested for impairment at each year-end and an exceptional amortization charge is recorded when the net book value exceeds the recoverable amount, as measured by the discounted free cash flow method, using a rate of 8.5 % (weighted average cost of capital).

For fixed assets including real estate and other non-operating fixed assets, the Group has a policy of regularly reviewing the value of these assets for insurance purposes and for comparison with market values of real estate. When those reviews show a permanent decline of market or insurance value over the net book value, an impairment reserve is recorded for the difference between the net book value and fair value.

For other long-lived assets (including intangible assets), management regularly receives third-party appraisals, market valuations and other financial and business based valuations. When these valuations show a permanent reduction of the recoverable amount over historical costs, impairment reserves are taken or depreciation is recorded.

1.11 - Inventories and work in process

Inventories and work in process are stated at the lower of cost (determined by the FIFO or weighted-average methods) or estimated net realizable value. The cost of work-in-process, semi-finished and finished products includes direct materials and labor costs, subcontracting costs and production overhead.

1.12 - Accounts receivable

An allowance for doubtful accounts is recorded when it is probable that receivables will not be collected and the amount is possible to estimate. The identification of a doubtful account as well as the related amount of the provision are based on the analysis of our historical experience of write-offs, the analysis of an aging schedule, and a detailed assessment of specific accounts receivable and related credit risks. Once it is known with certainty that a doubtful account will not be collected, the doubtful account and its related allowance are written off against the income statement.

The Group's accounts receivable are generated from sales to customers who are economically and geographically widely dispersed. Consequently, the Group believes that there is no significant concentration of credit risk.

1.13 - Deferred taxes

Deferred taxes, corresponding to temporary differences between the tax basis and reporting basis of consolidated assets and liabilities, are recorded using the liability method. Deferred tax assets are recognized when it is probable that they will be realized at a reasonably determinable date.

Future tax benefits arising from the utilization of tax loss carryforwards (including amounts available for carryforward without time limit) are recognized only when they can reasonably be expected to be realized.

Deferred tax assets and liabilities are discounted where significant and when reversals can be reliably scheduled.

1.14 - Cash and cash equivalents

Cash and cash equivalents as presented in the balance sheets consist of cash, bank accounts, treasury shares to be used to cover stock options, short-term deposits and other liquid marketable securities. Substantially all marketable securities represent short-term instruments such as commercial paper, mutual funds and equivalents. They are valued at the lower of cost or market. In the case of bonds and other debt instruments, cost includes accrued interest.

1.15 - Treasury stock

Schneider Electric shares held by the parent company or by companies fully consolidated are either:

- Recorded as cash and cash equivalents in the accompanying consolidated balance sheets, where such treasury stock is explicitly assigned to stock option plans for the benefit of employees; or
- Deducted from consolidated shareholders' equity in all other situations.

The accounting treatment of the gain or losses resulting from the sale of treasury stock depends on the intended purpose of holding the stock. Gains or losses on sales of securities classified as cash and cash equivalents are recorded in the accompanying consolidated statement of income. Other gains and losses are deducted from consolidated shareholders' equity, net of tax.

1.16 - Pensions and other post-retirement benefit obligations

Depending on local practices and laws, the Group's subsidiaries participate in pension, insurance and statutory retirement bonus plans. Benefits paid under these plans depend on such factors as seniority, compensation levels and payments into mandatory retirement programs. The method used to value retirement benefits takes into account future compensation levels.

Two methods are used to calculate the Group's liability for statutory retirement benefits:

- Accruals - the accrual is calculated for all eligible employees based on the determination of the present value of the future liability using a rate reviewed each year and based on market conditions.
- External funding under an insured plan - in this specific case, an amount is reserved to cover any deficit between the fair value of plan assets and the present value of the estimated future liability.

Changes resulting from periodic changes in actuarial assumptions regarding general financial and business conditions or demographics (i.e., changes in the discount rate, annual salary increases, return on assets, years of service, etc.) are deferred and recognized over the remaining service life of the employees concerned, if they exceed 10% of the greater of the projected benefit obligations or market-related value of plan assets.

The Group also provides supplemental retirement benefits to a limited number of active and retired senior executives. These defined benefit obligations are accrued for based on the contractual terms of the agreements, which provide guaranteed minimum payment terms beyond the general retirement benefit scheme.

Accruals are booked to cover the cost of providing healthcare benefits for certain retired employees. The Group also records an obligation for long service awards in its French subsidiaries.

1.17 - Provisions for contingencies

The Group recognizes losses and accrues for liabilities when available information indicates that such loss or liability is probable and reasonably estimable. In the event that the loss or liability is neither probable nor reasonably estimable but remains possible, the Group discloses this contingency in the notes to its consolidated financial statements.

1.18 - Fair value of financial instruments/derivatives

The Group's policy is to use derivative financial instruments exclusively to manage and cover changes in exchange rates, interest rates or prices of raw materials. It therefore periodically enters into contracts such as swaps, options and futures, depending upon the nature of its exposure. However, the Group does not enter into derivative financial instruments for speculative purposes.

The Group periodically enters into foreign currency contracts to hedge foreign currency transactions. Some of these contracts are designated as hedges of operating receivables and payables carried in the balance sheets of Group companies. Gains or losses on transaction hedges are recognized in income and offset the gains or losses on the related transaction.

At year-end, foreign currency contracts are marked to market and unrealized gains or losses are reflected in income. These unrealized gains or losses offset foreign currency differences from translating foreign currency payables and receivables into the reporting currency at the year-end rates.

The Group may also hedge recurring future transactions or planned acquisitions or disposals of investments. The Group does not have any policy of hedging the balance sheets of foreign subsidiaries.

The market value of these hedging instruments is provided in Note 20.5.

Interest rate swaps, which synthetically adjust interest rates on certain indebtedness, involve the exchange of fixed and floating-rate interest payments. The differential to be paid (or received) is accrued (or deferred) as an adjustment to interest income or expense over the life of the agreement. Upon early termination of an interest rate swap, gains or losses are deferred and amortized as adjustments to interest expense of the related debt over the remaining period covered by the termination swap.

The Group also enters into commodity contracts including forwards, swaps and options to hedge totally or partially its purchases. Unrealized gains or losses on hedging contracts are reflected in the cost of goods sold when the underlying transaction takes place. Hedging contracts are marked to market at the end of the fiscal year and their fair value is included in off-balance sheet commitments.

Cash flows from financial instruments are recognized in the statement of cash flows in a manner consistent with the underlying transactions.

1.19 - Revenue recognition

Revenue from sales is recognized when the product is shipped and title transferred (standard shipping terms are FOB shipping point). Revenue from service contracts is recorded over the contractual period of service.

a) Rebates and discounts

The Group offers rebates, calculated as a percentage of sales, to some of its distributors when the distributor reaches a specified sales and volume objective. Additionally, in limited circumstances, the Group directly negotiates with international customers of distributors to set prices, which are often less than distributor prices.

In these situations, the Group compensates vendors for the difference between the distributor's price and the negotiated price. The expense is recognized when the distributors have fulfilled the necessary conditions for obtaining compensation. The North American subsidiaries also offer cash discounts to distributors. These discounts are deducted from sales. Total sales are presented net of these discounts and rebates.

In compliance with Emerging Issues Task Force recommendation 2004-E concerning recognition of discounts and non-cash benefits, published by France's Conseil National de la Comptablilté on October 13, 2004, the Group reviewed its practices and harmonized its methods for accruing volume discounts granted to distributors. Before January 1, 2004, the accrual was recorded when distributors met their volume target. Since January 1, 2004, the accrual is recorded when the products are delivered. The change in accrual method led to the recognition of an additional accrual for discounts in a gross amount of €32 million (€20 million net of tax), which was charged against retained earnings in the opening balance sheet at January 1, 2004.

b) Long-term contracts

Income from long-term contracts is recognized using the percentage-of-completion method, based either on the percentage of costs incurred in relation to total estimated costs of the entire contract, or on the contract's technical milestones, notably proof of installation or delivery of equipment.

Losses at completion for a given contract are provided for in full as soon as they become probable. The cost of work-in-process includes direct and indirect costs relating to the contracts.

1.20 - Research and development

Research and development expenditures are expensed when incurred.

1.21 - Exceptional items

Exceptional items include income and expenses that are not directly connected with the current course of business such as capital gains or losses on wound-up operations, major restructuring operations and significant costs incurred in situations where no future benefit is expected (e.g., settlement of claims for legal, environmental or product liabilities).

1.22 - Earnings per share

Primary earnings per share is calculated by dividing the net income of the year by the weighted average number of shares outstanding during that year.

Diluted earnings per share is calculated by adjusting net income and the number of shares outstanding for the dilutive effect of conversion of convertible bonds and exercise of stock options outstanding at the year end. The dilutive effect of convertible bonds is determined using the "if converted" method, which consists of taking into account the number of potential shares to be issued in the case of conversion of instruments convertible into shares. The dilutive effect of stock options is determined by applying the "treasury stock" method, which consists of taking into account the number of shares that could be purchased, based on the average share price for the year, using the proceeds from the exercise of the rights attached to the options.

1.23 - Statement of cash flows

The consolidated statement of cash flows has been prepared using the "indirect method", showing the reconciliation of net income to net cash provided by operations. Net cash and cash equivalents represent cash and cash equivalents as presented in the balance sheets net of bank overdrafts.

Note 2 - Changes in Scope of Consolidation

2.1 - Additions and removals

The consolidated financial statements at December 31, 2004 include the financial statements of the companies listed in Note 27. The scope of consolidation at December 31, 2004, 2003 and 2002 is summarized as follows:

2004 highlights included:

New companies

Clipsal Asia Holding Limited, a joint venture formed in December 2003 with Singapore-based CIH Ltd., was accounted for by the equity method as of January 1, 2004 due to CIH's dominating role in managing the company in its first year.

Clipsal's Ultra Terminal subsidiaries, acquired from Gerard Industries in December 2003 and located in Australia, New Zealand, India and South Africa, were fully consolidated as of January 1, 2004. These subsidiaries are wholly owned by Schneider Electric.

Acquisitions

On February 6, 2004, the Group acquired 48.1 % of the outstanding shares in MGE UPS Systems. The Group acquired a further 0.6 % on November 15, 2004, bringing its total interest to 84.8 %.

Up until December 31, 2003, MGE UPS Systems was accounted for by the equity method with a three-month difference in year-end in relation to the Group. As from January 1, 2004, the company was fully consolidated and its year-end was moved to December 31. As a result, MGE UPS Systems' results for the fourth quarter of 2003 are accounted for by the equity method in the Group's accounts for the period ended December 31, 2004 and its 2004 results are fully consolidated.

On May 27, 2004, Schneider Electric acquired all outstanding shares in California-based Kavlico Corporation. This major player in sensing technologies reported sales of $156 million and operating margin of 10.6% for the fiscal year ended August 31, 2003. Kavlico was fully consolidated as of July 1, 2004.

On July 13, 2004, Schneider Electric completed its full acquisition of Andover Controls from Balfour Beatty. Based primarily in the United States, Andover Controls is a front-ranked designer, manufacturer and supplier of building automation and security devices, with 2003 sales of $ 169 million.

Andover Controls was fully consolidated as of July 1, 2004.

(Number of companies)	At December 31					
	2004		2003		2002	
	France	Abroad	France	Abroad	France	Abroad
Parent company and fully consolidated subsidiaries	65	328	52	266	55	251
Proportionally consolidated companies	1	1	1	1	1	1
Companies accounted for by the equity method	1	4	2	7	2	9
Sub-total by region	**67**	**333**	**55**	**274**	**58**	**261**
Total	400		329		319	

2.2 - Impact of the main acquisitions on the 2004 financial statements

The acquisitions of TAC and Clipsal in 2003 and of MGE UPS Systems, Kavlico and Andover Controls in 2004 had the following impact:

1 / Pro forma 2004 figures excluding TAC for 8 months, Clipsal for 12 months, MGE UPS Systems for 12 months, Kavlico for 6 months and Andover Controls for 6 months

(in millions of euros)	Dec. 31, 2004 Reported	Dec. 31, 2004 Excl. acquisitions	Dec. 31, 2003 Reported
Sales	10,365.3	9,196.6	8,780.3
Operating income	1,310.7	1,155.5	1,007.4
Operating margin	12.6%	12.6%	11.5%
Net income before amortization of goodwill	781.7	698.0	623.5
Amortization of goodwill	(217.1)	(157.0)	(190.7)
Net income attributable to Schneider Electric	**564.6**	**541.0**	**432.8**

2 / Pro forma 2004 balance sheet data excluding Clipsal (non-consolidated investment at December 31, 2003), MGE UPS Systems, Kavlico and Andover Controls

(in millions of euros)	Dec. 31, 2004 Reported	Dec. 31, 2004 Excl. acquisitions	Dec. 31, 2003 Reported
Goodwill - net	4,077.7	3,202.6	3,512.8
Property, plant & equipment and intangible assets - net	2,305.3	1,708.9	1,709.8
Other non-current assets	769.8	766.4	1,331.1
Current assets	5,892.5	7,116.9	7,367.1
Total Assets	**13,045.3**	**12,794.8**	**13,920.8**
Shareholders' equity (excluding minority interests)	7,575.1	7,638.2	7,658.7
Minority interests	69.0	65.7	74.9
Long-term debt	1,294.1	1,281.3	1,475.8
Other long-term liabilities	104.4	104.4	0.0
Provisions for contingencies and charges	869.6	838.7	829.2
Current liabilities	3,133.1	2,866.5	3,882.2
Total liabilities and shareholders' equity	**13,045.3**	**12,794.8**	**13,920.8**

Note 3 - Goodwill

3.1 - Main goodwill

(in millions of euros)					Dec. 31, 2004	Dec. 31, 2003
	Amortization period	Year of acquisition	Cost	Amortization	Net	Net
Square D Company	40 years	1991	1,469.1	498.8	970.3	1,089.7
LK AS	40 years	1999	249.8	37.5	212.3	218.4
AB Wibe	40 years	1999	118.1	17.7	100.4	102.6
Elko AS	40 years	1999	103.1	15.5	87.6	88.3
LE OY Prod	40 years	1999	81.8	12.3	69.5	71.6
Elda SE	40 years	1999	59.6	8.9	50.7	45.3
Thorsman & Co	40 years	1999	54.3	8.2	46.1	47.2
Eljo AB	40 years	1999	45.4	6.8	38.6	39.4
Other Lexel companies	40 years	1999	296.6	57.5	239.1	247.4
Lexel Group	40 years	1999	1,008.7	164.4	844.3	860.2
Telemecanique	40 years	1988	802.0	359.5	442.5	462.6
MGE UPS	20 years	2000 to 2004	381.4	34.3	347.1	7.7
TAC	20 years	2003	304.1	22.6	281.5	396.0
Andover Controls	15 years	2004	241.1	8.0	233.1	0.0
Clipsal	20 years	2004	198.3	9.9	188.4	0.0
Crouzet Automatismes	20 years	2000	205.2	53.7	151.5	162.4
Kavlico	10 years	2004	106.9	5.3	101.6	0.0
Positec	20 years	2000	168.7	69.4	99.3	106.0
Merlin Gerin	30 years	1992	160.7	78.8	81.9	87.2
Digital Electronics	10 years	2002	92.9	19.3	73.6	85.6
Federal Pioneer	40 years	1990	79.8	31.5	48.3	50.7
Infra +	10 years	2000 to 2004	50.1	10.8	39.3	14.2
Mita Holding	20 years	1999	51.3	13.2	38.1	40.9
PDL	20 years	2001	38.5	6.8	31.7	33.3
JV VAS	5 years	2001	0.0	0.0	0.0	8.3
Other subsidiaries (1)	5-20 years		374.9	269.7	105.2	108.0
Total			**5,733.7**	**1,656.0**	**4,077.7**	**3,512.8**

(1) Approximately 60 companies

Lexel Group companies

As part of the process of integrating the Lexel subsidiaries into the Schneider Electric organization, the related goodwill, in a net amount of € 860.2 million at January 1, 2004, has been allocated among these units, the most significant of which are presented in the table above. The remaining goodwill, totaling € 247.4 million at December 31, 2003, was allocated to around 25 other Lexel Group companies in amounts of less than € 40 million per company.

3.2 - Movements of the period

The main movements between December 31, 2003 and December 31, 2004 are summarized in the following table:

	2004	2003
Net goodwill at January 1	**3,512.8**	**3,371.9**
Acquisitions	1,001.9	513.6
Disposals	(6.3)	
Reclassifications	(92.0)	(59.1)
Amortization for the year	(217.1)	(190.7)
Impact of exchange rate fluctuations	(121.6)	(241.1)
Net goodwill at December 31	**4,077.7**	**3,512.8**

Acquisitions primarily included Clipsal, MGE UPS Systems, Andover Controls, Kavlico and minority interests in Infra +.

The only disposal concerned the VA Tech Schneider High Voltage GmbH joint venture, sold on June 18, 2004.

Goodwill recognized on the first-time consolidation of TAC was reduced by € 92 million following reclassification of the TAC trademark in the same amount.

The main exchange rate fluctuations are due to goodwill related to Square D, Andover, Kavlico and TAC Americas (all in US dollars), Clipsal (in Australian dollars) and Elda SE (in Polish zlotys).

Goodwill was tested for impairment at December 31, 2004 using the discounted free cash flow method, as described in note 1.10. No exceptional amortization charge was recorded in 2004.

3.3 - Acquisitions

Clipsal goodwill

Clipsal was consolidated for the first time as of January 1, 2004. The related goodwill has been calculated on the basis of the financial statements at that date.

All of Clipsal's businesses were covered by an agreement with the Gerard family. Under this agreement:

- Clipsal's Ultra Terminal business, retained by Schneider Electric, was valued at € 445 million (enterprise value). This includes adjustments to the initial acquisition price of € 11 million.
- The Non Core Business activities, which were transferred back to the Gerard family, were valued at € 149 million (enterprise value). This includes a € 3 million adjustment to the initial estimated value.
- Clipsal's total net debt of € 259 million was assumed by Schneider Electric.

The total acquisition cost for Clipsal's Ultra Terminal business came to € 347 million, including acquisition expenses of € 12 million.

The acquisition was paid for in cash, for € 165 million, and through the transfer of the Non-Core Business activites, for € 149 million. The remaining € 33 million is being held in escrow for payment in 2007.

Goodwill arising on the first-time consolidation of Clipsal has been determined as follows:

	In millions of Australian dollars	In millions of euros*
Acquisition price	**583.8**	**347.5**
Fair value of the assets and liabilities acquired		
Net assets acquired at January 1, 2004	104.0	61.9
Fair value adjustments to assets and liabilities acquired	(114.5)	(68.1)
Trademarks	254.6	151.5
Fair value of net assets at January 1, 2004	**244.1**	**145.3**
Goodwill	**339.7**	**202.2**

**On the basis of the exchange rate on January 1, 2004: AUD 1.00 = € 0.595167*

Infra + goodwill

Goodwill arising on the acquisition of additional shares in Infra +, raising the Group's stake to 100 % from 38.1 %, totalled a gross € 29.3 million, as calculated on the basis of the financial statements at January 1, 2004.

MGE UPS Systems goodwill

MGE UPS Systems has been fully consolidated since January 1, 2004. The goodwill on the aggregate 48.7% interest acquired in Feburary and November 2004 has been calculated as follows:

Acquisition price, net of transaction expense	262,5
Value of shares previously held	79,9
Total value of shares	**342,4**
Fair value of the assets and liabilities acquired (Group share)	
Net assets acquired at January 1, 2004	127,2
Cancellation of previous goodwill	(428,2)
Fair value adjustments to the assets and liabilities acquired	7,5
Trademark	254,5
Fair value of net assets at January 1, 2004	**(39,0)**
Goodwill	**381,4**

In line with accounting standards concerning step-by-step acquisitions, the additional goodwill was recognized as follows:

□ The acquired assets and liabilities were restated at fair value, leading to total adjustments of €15.4 million, of which €7.5 million group share. The €5.5 million revaluation difference corresponding to the previously held interest was directly recorded in consolidated reserves.

□ 100% of the MGE trademark was recognized in an amount of €300 million (including group share of €254.5 million).

□ Total goodwill was booked in an amount of €381.4 million including:

- €80.1 million corresponding to the historic 32.3% interest owned and carried on the MGE balance sheet.
- €7.7 million corresponding to the 3.8% interest acquired in 2003.
- €290.9 million corresponding to the purchase of 48.1% interest acquired in 2004.
- €2.7 million corresponding to the 0.6% acquired in November 2004.

The acquisition price reflects

□ A deferred consideration of €24.2 million, discounted to present value, and

□ An earn-out payment currently estimated at €24 million, whose final amount will be based on MGE's earnings at September 30, 2005.

In addition, the Group has agreed to purchase the 15.2% of outstanding shares held by minority interests, for a price, based on MGE earnings at September 30, 2005, that is currently estimated at an aggregate €76.5 million.

Andover Controls goodwill

The Andover Controls Group, which comprises ten subsidiaries, was consolidated for the first time as of July 1, 2004. The related goodwill has been calculated on the basis of the financial statements at that date.

	In millions of US dollars	In millions of euros*
Acquisition price	**404.1**	**332.4**
Fair value of the assets and liabilities acquired		
Net assets acquired at July 1, 2004	51.4	42.3
Fair value adjustments to assets and liabilities acquired	(20.1)	(16.6)
Development costs	3.6	3.0
Trademarks	44.9	36.9
Fair value of net assets at July 1, 2004	**79.8**	**65.6**
Goodwill	**324.3**	**266.8**

**On the basis of the exchange rate on July 1, 2004: US 1.00 = €0.82271*

The Group has until June 30, 2005 to complete its fair value adjustments to acquired assets and liabilities and to value intangible assets, in order to determine the final amount of goodwill.

Kavlico goodwill

Kavlico Corp. in the United States and Kavlico GmbH in Germany have been fully consolidated since July 1, 2004.

The Group has until June 30, 2005 to complete its fair value adjustments to acquired assets and liabilities and to value intangible assets, in order to determine the final amount of goodwill.

The initial estimate of goodwill is as follows:

	In millions of US dollars	In millions of euros*
Acquisition price, net of expenses	**196.4**	**161.6**
Value of the assets and liabilities acquired		
Net assets acquired at July 1, 2004	55.8	45.9
Fair value adjustments to assets and liabilities acquired	(3.2)	(2.6)
Fair value of net assets at July 1, 2004	**52.6**	**43.3**
Goodwill	**143.8**	**118.3**

**On the basis of the exchange rate on July 1, 2004: US 1.00 = €0.82271*

Note 4 - Intangible assets

4.1 - Gross value

(in millions of euros)	Trademarks	Software	Other intangible assets	Total
December 31, 2002	**-**	**305.4**	**166.0**	**471.4**
Acquisitions	-	56.1	5.7	61.8
Disposals	-	(9.9)	(1.7)	(11.6)
Translation adjustment	(3.5)	(14.2)	(9.2)	(26.9)
Changes in scope of consolidation and others	43.9	11.1	(36.5)	18.5
December 31, 2003	**40.4**	**348.5**	**124.3**	**513.2**
Acquisitions	0.2	33.8	20.7	54.7
Disposals	-	(11.7)	(1.1)	(12.8)
Translation adjustment	(9.9)	(5.5)	(4.3)	(19.7)
Changes in scope of consolidation and others	586.1	21.8	24.6	632.5
December 31, 2004	**616.8**	**386.9**	**164.2**	**1,167.9**

4.2 - Accumulated amortization

(in millions of euros)	Trademarks	Software	Other intangible assets	Total
December 31, 2002	**-**	**(146.7)**	**(64.8)**	**(211.5)**
Allocation	-	(45.3)	(14.9)	(60.2)
Recapture	-	6.8	1.1	7.9
Translation adjustment	-	9.3	2.5	11.8
Changes in scope of consolidation and others	-	(4.2)	13.7	9.5
December 31, 2003	**-**	**(180.1)**	**(62.4)**	**(242.5)**
Allocation	-	(51.8)	(24.9)	(76.7)
Recapture	-	11.1	0.8	11.9
Translation adjustment	-	4.1	1.8	5.9
Changes in scope of consolidation and others	(1.5)	(10.9)	(7.6)	(20.0)
December 31, 2004	**(1.5)**	**(227.6)**	**(92.3)**	**(321.4)**

4.3 - Net value

(in millions of euros)	Trademarks	Software	Other intangible assets	Total
December 31, 2002	-	158.7	101.2	259.9
December 31, 2003	40.4	168.4	61.9	270.7
December 31, 2004	615.3	159.3	71.9	846.5

Main trademarks recognized during the period:

	2004 Net	2003 Net
MGE UPS	300.0	-
Clipsal	145.8	-
TAC	93.1	-
Digital Electronics	39.1	40.4
Andover Controls	27.5	-
Security International	5.5	-
Other	4.3	
Total	**615.3**	**40.4**

Note 5 - Property, Plant and Equipment

5.1 - Changes in property, plant and equipment

Gross value

(in millions of euros)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2002	**111.7**	**860.6**	**2,465.4**	**609.7**	**4,047.4**
Acquisitions	0.4	28.4	146.8	77.6	253.2
Disposals	(4.5)	(28.6)	(152.0)	(33.6)	(218.7)
Translation adjustment	(7.1)	(41.4)	(117.8)	(36.3)	(202.6)
Changes in scope of consolidation and others	2.7	48.9	67.9	(93.0)	26.5
December 31, 2003	**103.2**	**867.9**	**2,410.3**	**524.4**	**3,905.8**
Acquisitions	0.7	18.1	121.3	137.7	277.8
Disposals	(9.9)	(43.7)	(92.5)	(41.0)	(187.1)
Translation adjustment	(2.0)	(9.3)	(40.2)	(11.1)	(62.6)
Changes in scope of consolidation and others	(3.5)	51.4	147.9	(26.8)	169.0
December 31, 2004	**88.5**	**884.4**	**2,546.8**	**583.2**	**4,102.9**

Accumulated depreciation

(in millions of euros)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2002	**(17.1)**	**(418.9)**	**(1,681.9)**	**(356.1)**	**(2,474.1)**
Allocation	(2.1)	(36.7)	(198.8)	(45.8)	(283.4)
Recapture	1.3	15.7	129.8	33.8	180.6
Translation adjustment	1.7	11.8	70.4	25.4	109.3
Changes in scope of consolidation and others	0.5	(12.9)	3.7	9.6	0.9
December 31, 2003	**(15.7)**	**(441.0)**	**(1,676.8)**	**(333.1)**	**(2,466.7)**
Allocation	(0.7)	(33.9)	(203.6)	(47.5)	(285.7)
Recapture	1.3	28.6	83.5	36.7	150.1
Translation adjustment	0.6	3.6	26.3	8.3	38.8
Changes in scope of consolidation and others	0.7	(19.3)	(50.3)	(11.8)	(80.6)
December 31, 2004	**(13.8)**	**(462.0)**	**(1,820.9)**	**(347.4)**	**(2,644.1)**

Net value

(in millions of euros)	Land	Buildings	Plant and equipment	Other	Total
December 31, 2002	94.6	441.7	783.5	253.6	1,573.3
December 31, 2003	87.5	426.9	733.5	191.3	1,439.1
December 31, 2004	74.7	422.4	725.9	235.8	1,458.8

5.2 - Capital leases

Property, plant and equipment include the following assets held under capital leases:

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Land	2.7	2.7
Buildings	70.7	56.7
Machinery and equipment	39.6	29.2
Other tangible assets	10.6	-
Intangible assets	4.4	-
Less accumulated depreciation and amortization	(82.6)	(61.8)
Assets under capital lease - net	**45.4**	**26.8**

Future minimum lease payments related to capital leases as of December 31, 2004 are as follows:

(in millions of euros)	
In 2005	4.0
In 2006	2.8
In 2007	2.5
In 2008	2.6
In 2009	2.9
After 2009	3.8
Lease commitments	**18.6**

5.3 - Operating leases

Rental expenses for operating leases over 2004 and 2003 are as follows:

(in millions of euros)	2004	2003
Minimum rentals	84.4	74.0
Contingent rentals	1.1	1.2
Less sub-lease rentals	(1.8)	(2.2)
Total rental expenses	**83.7**	**73.0**

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year were as follows at December 31, 2004:

(in millions of euros)	
In 2005	93.6
In 2006	72.4
In 2007	52.3
In 2008	40.1
In 2009	33.2
After 2009	72.6
Total minimum payments required	**364.2**

Note 6 - Equity Investments

Investments accounted for by the equity method are detailed as follows:

	% interest at December 31		Share in net assets at December 31		Share in net income at December 31	
(in millions of euros)	2004	2003	2004	2003	2004	2003
Clipsal Asia Holdings (1)	50.0%	-	41.1	-	(2.8)	-
Elau Administration GmbH (3)	49.1%	-	16.8	-	0.8	-
Delta Dore Finance	20.0%	20.0%	11.5	10.1	1.4	1.0
VA Tech Schneider HV GmbH (2)	-	40.0%	-	16.9	(0.8)	(13.1)
Entivity	-	31.2%	-	0.8	(0.5)	(0.7)
MGE Finances (1)	-	36.1%	-	35.5	(0.9)	(5.0)
Other	N/A	N/A	(4.1)	(2.8)	(0.8)	(0.3)
Total			**65.3**	**60.5**	**(3.6)**	**(18.1)**

(1) See Notes 2 and 3.

(2) On June 30, 2004, the Group sold its interest in VA Tech Schneider High Voltage GmbH to VA Tech T&D GmbH & Co KEG. As stipulated in the sale agreement, the Group booked a provision to cover 50% of the costs related to ongoing disputes on certain contracts. Deconsolidation of the joint venture did not have a material impact on net income for the period ending December 31, 2004.

(3) On June 1, 2004, the Group acquired a 49.1% interest in Elau Administration GmbH, which in turn owns 95% of Elau AG, a leading German provider of automation solutions for packaging machines.

6.1 - Clipsal Asia Holdings Ltd

Clipsal Asia Holdings was consolidated at December 31, 2004 on the basis of estimated financial data.

a) Consolidated Balance Sheet

	(Millions of Hong Kong dollars)		(Millions of euros) *	
	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2004	Dec. 31, 2003
Non-current assets, net	460.1	414.6	43.5	42.3
Current assets and cash and equivalents	1,245.0	1,246.7	117.6	127.2
Total assets	**1,705.1**	**1,661.3**	**161.0**	**169.4**
Shareholders' equity excluding minority interests	873.8	903.5	82.5	92.1
Minority interests	38.5	32.7	3.6	3.3
Long-term debt, net	10.8	23.5	1.0	2.4
Current liabilities	782.0	701.6	73.9	71.6
Total liabilities and shareholders' equity	**1,705.1**	**1,661.3**	**161.0**	**169.4**

** On the basis of the exchange rate on December 31 2004: HKD 1.00 = €0.094446 2003: HKD 1.00 = €0.101990*

b) Consolidated Statement of Income

	(Millions of Hong Kong dollars)		(Millions of euros) *	
	Dec. 31, 2004	**Dec. 31, 2003**	**Dec. 31, 2004**	**Dec. 31, 2003**
Sales	1,047.50	903.2	108.2	102.8
Cost of sales	(721.2)	(598.6)	(74.5)	(68.1)
Selling, general and administrative expenses	(338.4)	(304.8)	(35.0)	(34.7)
Operating (loss)/income	**(12.1)**	**(0.2)**	**(1.3)**	**0.0**
Financial expense, net	(9.2)	(1.4)	(1.0)	(0.2)
Exceptional items	(13.0)	(7.5)	(1.3)	(0.9)
Income taxes	(7.2)	(3.0)	(0.7)	(0.3)
Net loss before minority interests	**(41.5)**	**(12.1)**	**(4.3)**	**(1.4)**
Minority interests	(12.9)	(9.3)	(1.3)	(1.1)
Net loss	**(54.4)**	**(21.4)**	**(5.6)**	**(2.4)**

** On the basis of the average exchange rate for the year 2004: HKD 1.00 = € 0.103339 2003: HKD 1.00 = € 0.113807*

6.2 - Elau Administration GmbH

a) Consolidated Balance Sheet

(in millions of euros)	**Dec. 31, 2004**	**Dec. 31, 2003**
Non-current assets, net	10.0	9.9
Current assets and cash and equivalents	35.9	10.5
Total assets	**45.9**	**20.4**
Shareholders' equity excluding minority interests	34.2	8.9
Minority interests	0.7	
Long-term debt, net	4.6	5.8
Provisions	4.8	3.5
Current liabilities	1.6	2.2
Total liabilities and shareholders' equity	**45.9**	**20.4**

b) Consolidated Statement of Income

(in millions of euros)	**Since acquisition (June-Dec. 2004)** *7 months*	**Dec. 31, 2004** *12 months*	**Dec. 31, 2003** *12 months*
Sales	23.4	39.8	32.0
Cost of sales and selling, general and administrative expense	(20.7)	(33.9)	(28.3)
Operating income	**2.7**	**5.9**	**3.7**
Financial income (expense), net	0.1		(0.3)
Exceptional items			
Income taxes	(1.1)	(2.3)	(1.4)
Net income before minority interests	**1.7**	**3.6**	**2.0**
Minority interests			
Net income	**1.7**	**3.6**	**2.0**

Note 7 - Other Financial Assets

7.1 - Investments in companies

(in millions of euros)	% interest	Cost	Reserves	Net	Market Value (4)	2003 Net
	At December 31, 2004					2003
I – Listed investments						
Finaxa	2.99%	76.7	-	76.7	120.1	65.8
Gold Peak Industries Holding Ltd	10.06%	10.6	0.5	10.1	10.1	10.6
Other listed investments	-	8.9	3.4	5.5	5.5	14.2
Total listed investments		**96.2**	**3.9**	**92.3**	**135.7**	**90.6**
II – Unlisted companies						
Clipsal Australia Holdings Pty Ltd (1)	-	-	-	-	-	184.5
Clipsal Asia Holdings Limited (1)	-	-	-	-	-	48.6
SE Relays LLC	100.0%	26.5	-	26.5	26.5	-
Eb@se France (2)	100.0%	20.7	20.7	-	-	-
Abacus Engineered Systems	100.0%	16.8	-	16.8	16.8	
Comipar	4.15%	16.4	16.4	-	-	-
SIAP (5)	-	-	-	-	-	8.1
Paramer (5)	98.96%	7.3	1.8	5.5	5.5	5.5
SE Venture	100.0%	6.6	6.6	-	-	-
Simak (5)	98.50%	5.5	1.0	4.5	4.5	4.5
Senside (1)	-	-	-	-	-	4.5
Other (3)		25.9	17.2	8.7	8.7	23.3
Total unlisted investments		**125.7**	**63.7**	**62.0**	**62.0**	**279.0**
Total investments		**221.9**	**67.6**	**154.3**	**197.7**	**369.6**

(1) Included in the scope of consolidation as of January 1, 2004.
(2) Removed from the scope of consolidation as of January 1, 2004.
(3) Valued at less than €5 million each.
(4) Mathematical average of share price over last month of the year.
(5) Companies with no operations.

On November 24, 2004, Schneider Electric paid $25 million to acquire Abacus Engineered Systems, a US-based provider of energy efficiency and engineering solutions for buildings with sales of nearly $30 million in 2003. Abacus will be consolidated as of January 1, 2005.

On December 30, 2004, Schneider Electric acquired the Magnecraft product range form MSD Inc., a US manufacturer of industrial relays, for $26.5 million. The Magnecraft business generated sales of $14 million in 2004. SE Relays LLC will be consolidated as of January 1, 2005.

7.2 - Other investments

(in millions of euros)	At December 31, 2004			2003
	Cost	Reserves	Net	Net
Vendor loan to buyer of Legrand shares (1)	167.9	-	167.9	158.8
Receivable on divestment of VA Tech Schneider HV GmbH (2)	17.5	-	17.5	-
Loan to Clipsal Australia	-	-	-	259.2
MGE Finances convertible bonds	-	-	-	71.6
Restricted cash	35.6	-	35.6	32.2
Advances to non-consolidated companies and other long-term loans	19.6	(0.9)	18.7	30.5
Other	54.7	(6.3)	48.4	33.1
Other investments	**295.3**	**(7.2)**	**288.1**	**585.4**

(1) € 150 million vendor loan granted in 2002, paying interest at 5.5%. The interest is capitalized and the proceeds from any sales of shares held by the investor will be used to repay the loan, which has been granted for a maximum period of 13 years.
(2) Received in January 2005.

Note 8 - Other Non-Current Assets

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Net actuarial gains and losses and unamortized prior service costs on pension obligations *(Note 15)*	262.1	315.6
Other non-current assets	**262.1**	**315.6**

Note 9 - Inventories and Work in Process, Net

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Raw materials	612.5	500.9
Work in process	285.1	257.1
Semi-finished and finished products	479.1	362.2
Goods	194.3	183.6
Inventories and work in process at cost	**1,571.0**	**1,303.8**
Reserves	(201.3)	(179.7)
Inventories and work in process, net	**1,369.7**	**1,124.1**

Note 10 - Trade Accounts Receivable, Net

All receivables in this item are due in less than one year.

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Accounts receivable	1,772.5	1,470.0
Notes receivable	396.2	415.8
Advances to suppliers	63.0	21.2
Accounts receivable, at cost	**2,231.7**	**1,907.0**
Reserves	(96.0)	(125.7)
Accounts receivable, net	**2,135.7**	**1,781.3**
Sold receivables (1)	-	19.8

(1)) The Group's main North American subsidiary, Square D Company, sold receivables to financial institutions in 2003 to optimize management of its cash and working capital. No Group subsidiaries sold receivables in 2004.

Note 11 - Other Accounts Receivable and Prepaid Expenses

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Other receivables	380.2	460.1
Carryback credit *(note 12.4)*	97.0	97.0
Prepaid expenses and deferred charges	93.1	69.6
Others	1.2	0.3
Total	**571.5**	**627.0**

Note 12 - Income Tax

Wherever possible, Group entities file consolidated tax returns. Schneider Electric files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

12.1 - Analysis of tax expense for the year

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Current taxes		
France	(13.5)	(25.5)
International	(265.9)	(245.9)
Total	**(279.4)**	**(271.4)**
Deferred taxes		
France	(56.7)	96.2
International	3.0	47.9
Total	**(53.7)**	**144.1**
Total tax (expense) benefit	**(333.1)**	**(127.3)**

12.2 - Effective tax rate

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Net income	**564.6**	**432.8**
Tax (expense) benefit	(333.1)	(127.3)
Amortization of goodwill	(217.1)	(190.7)
Minority interests	(30.1)	(21.5)
Net income of companies accounted for by the equity method	(3.6)	(18.1)
Income before tax and amortization of goodwill	**1,148.5**	**790.4**
Statutory tax rate	35.43%	35.43%
Income tax expense calculated at the statutory rate (35.43%)	**(406.9)**	**(280.0)**
Reconciliation items:		
Difference between French and foreign tax rates	50.9	37.9
Adjustment of tax loss carryforwards		
France *(note 12.4)*	-	114.6
International	-	(8.4)
Impact of tax rate reduction in France applicable in 2005 and 2006	(14.3)	-
Unrecognized tax losses arising in current year	(8.6)	-
Utilization of unrecognized tax loss carryforwards	9.8	7.7
Tax credits	24.4	29.1
Income (expenses) taxed at reduced rates	2.6	(0.1)
Other permanent differences	9.0	(28.1)
Actual net tax (expense) benefit	**(333.1)**	**(127.3)**
Effective tax rate	**29.01%**	**16.11%**

12.3 - Deferred taxes

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Temporary differences – Assets		
Tax credits and tax loss carryforwards	463.2	497.3
Accruals for pensions and other post-retirement benefit obligations	94.9	118.9
Allowance for doubtful debts and inventory losses	68.4	85.1
Other reserves/accruals	81.6	74.4
Restructuring provision	25.1	41.0
Others	137.1	125.4
Total deferred tax assets	**870.3**	**942.1**
Temporary differences – Liabilities		
Untaxed reserves	(98.6)	(75.3)
Others	(120.4)	(211.8)
Total deferred tax liabilities	**(219.0)**	**(287.1)**
Net deferred tax assets	**651.3**	**655.0**

Deferred tax assets recorded in respect of tax loss carryforwards at December 31, 2004 essentially concern France and other European countries where certain tax losses can be carried forward indefinitely.

12.4 - Tax effect of tax loss carryforwards in France

In 2003, the Group had deferred tax assets of €486.3 million corresponding to tax loss carryforwards arising primarily from the loss incurred on the sale of Legrand in 2002. In 2004, the use of tax loss carryforwards and a change in the tax rate used to calculate deferred taxes reduced the total by €47.7 million to €438.6 million. The Group expects to recover these deferred tax assets within six to ten years but cannot reliably forecast the periods in which the tax loss carryforwards will be used. As a result, deferred taxes are not discounted.

Note 13 - Cash and Cash Equivalents

(in millions of euros)	At Dec. 31, 2004	At Dec. 31, 2003
Mutual funds and equivalent	355.2	2,405.3
Other	63.9	65.8
Short-term investments at cost	**419.1**	**2,471.1**
Schneider Electric shares (intended to stabilize the share price) (1)	-	39.9
Schneider Electric shares (intended to cover stock option exercises), net	87.0	50.7
Schneider Electric shares, net	**87.0**	**90.6**
Money market instruments and short-term deposits	11.9	13.7
Cash	544.8	512.1
Total cash and cash equivalents	**1,062.8**	**3,087.5**
Short-term bank loans and overdrafts	(28.0)	(93.3)
Schneider Electric shares, net	(87.0)	(90.6)
Other	(1.3)	(1.2)
Net cash and cash equivalents	**946.5**	**2,902.4**

(1) In compliance with Article 241-8 of the AMF general guidelines, on December 9, 2004 the Board of Directors reallocated these shares to cover stock option exercises (see Note 14.3).

Note 14 - Shareholders' Equity

14.1 Capital

Capital stock

The Company's capital stock at December 31, 2004 amounted to € 1,809,553,416, represented by 226,194,177 shares with a par value of € 8, all fully paid up.

As of the Annual Shareholders' Meeting of May 6, 2004, a total of 249,020,002 voting rights were attached to the 231,947,120 shares outstanding (information published in the "BALO" legal gazette dated May 17, 2004).

Changes in capital stock

The following table shows changes in Schneider Electric SA's capital stock and additional paid-in capital since December 31, 2003, through the exercise of stock options, the cancellation of shares decided by the Board of Directors on December 9, 2004 and the share issue carried under the worldwide employee stock purchase plan:

	Number of shares issued or cancelled	Total shares outstanding	New capital (in euros)
Capital at December 31, 2002		**240,812,905**	**1,926,503,240**
Cancellation of shares	(12,000,000)		
Worldwide employee stock purchase plan	1,071,085		
Exercise of stock options	1,958,180		
Capital at December 31, 2003		**231,842,170**	**1,854,737,360**
Cancellation of shares	(7,000,000)		
Worldwide employee stock purchase plan	705,847		
Exercise of stock options	646,160		
Capital at December 31, 2004		**226,194,177**	**1,809,553,416**

14.2 - Ownership Structure

	Dec. 31, 2004				Dec. 31, 2003		Dec. 31, 2002	
	% interest	Number of shares	% voting rights	Number of voting rights	% interest	% voting rights	% interest	% voting rights
Caisse des Dépôts et Consignations	4.45	10,062,852	5.39	13,237,852	4.34%	5.23%	3.99%	5.21%
Employees	3.76	8,501,683	6.22	15,277,269	3.62%	6.00%	3.11%	5.85%
Intra-group cross shareholdings (1)	0.95	2,150,352	–	–	0.93%	-	0.89%	-
Treasury stock	2.25	5,083,516	–	–	2.90%	-	6.73%	-
Public	88.59	200,395,774	88.39	217,108,334	88.21%	88.77%	85.28%	88.94%
Total	100.00	226,194,177	100.00	245,623,455	100.00%	100.00%	100.00%	100.00%

(1) Held through Cofibel/Cofimines

No shareholders' agreements were in force as of December 31, 2004.

14.3 - Stock option plans

Outstanding options as of December 31, 2004

Plan no.	Date of Board Meeting	Type (1)	Number of options outstanding (2)	Options granted to corporate officers (2)	Options granted to the top 10 employee grantees (2)	Starting date of exercise period	Expiration date	Price (in euros)	Options exercised in 2004	Options cancelled in 2004	Number of options outstanding at Dec. 31, 2004
11	06/13/96	S	89,950	-	-	06/13/01	06/12/04	35.37	89,950	0	0
12	01/24/97	S	27,000	-	-	01/24/00	01/23/04	35.67	27,000	0	0
13	06/10/97	S	532,210	-	-	06/10/00	06/09/04	44.52	527,710	4,500	0
14	01/28/98	P	997,400	-	-	01/28/01	01/27/05	50.77	72,254	6,100	919,046
15	12/22/98	P	46,700	46,700	-	12/22/01	12/21/05	50.86	0	0	46,700
16	04/01/99	P	928,500	85,600	118,200	04/01/02	03/31/07	50.73	8,700	0	919,800
17	04/01/99	P	953,700	107,400	124,000	04/01/02	03/31/07	50.73	7,200	2,400	944,100
18	03/24/00	P	644,650	63,000	87,900	03/24/03	03/23/08	65.88	0	2,650	642,000
19	04/04/01	S	1,485,525	205,500	163,600	04/04/05	04/03/09	68.80	0	20,650	1,464,875
20	12/12/01	S	1,528,900	100,000	333,000	12/12/04	12/11/09	51.76	0	34,500	1,494,400
21	02/05/03	S or P	1,950,400	150,000	345,000	02/05/07	02/04/11	45.65	0	29,200	1,921,200
22	02/05/03	S	93,000	-	10,000	06/05/03	02/04/11	45.65	1,500	0	91,500
23	05/06/04	S	107,000	-	10,000	10/01/04	05/05/12	56.09	0	0	107,000
24	05/06/04	S or P	2,060,700	150,000	282,200	05/06/08	05/05/12	56.09	0	0	2,060,700

(1) S = Options to subscribe new shares / P = Options to purchase existing shares

(2) After cancellations because targets were only partially met or because grantees did not exercise their options.

In 2004, 646,160 new Schneider Electric SA shares were created on the exercise of currently vested stock options.

On May 6, 2004, the Board of Directors set up stock option plans no. 23 and no. 24:

- Plan no. 23, granting the prizewinners of the "NEW2004" trophy 107,000 options to subscribe new shares of Company stock at a price of €56.09, exercisable between October 1, 2004 and May 5, 2012.
- Plan no. 24, granting 2,060,700 options to subscribe new shares or purchase existing shares of Company stock at a price of €56.09, in principle exercisable between May 6, 2008 and May 5, 2012. To exercise the option, the grantee must be an employee or corporate officer of the Group. In addition, exercise of half the options is conditional on the achivement of annual objectives based on operating margin.

14.4 - Schneider Electric shares held

A share buyback program was authorized by shareholders at the Annual Meeting on May 6, 1999, and renewed at the Annual Meetings held on May 5, 2000, June 11, 2001, May 27, 2002, May 16, 2003 and May 6, 2004.

The purpose of the program is to stabilize the market price of the Company's stock, reduce dilution and optimize return on equity. The last authorized program provides for the purchase of a maximum of 10% of the capital stock for a period of up to eighteen months from May 6, 2004. Under the programs of May 16, 2003 and May 6, 2004, 5,481,047 shares were purchased during the year ended December 31, 2004, for a total of €284 million.

Acting on the authorization granted by shareholders at the Annual Meeting of May 6, 2004, the Board of Directors on December 9, 2004 cancelled 7,000,000 of the shares acquired pursuant to authorizations granted at the Annual Meetings of May 27, 2002, May 16, 2003 and May 6, 2004.

At December 31, 2004, the Group held 7,233,618 Schneider Electric shares. Of these, 5,362,026 are classified at cost as a deduction from retained earnings of €208.6 million and 1,871,592 are classified as cash and cash equivalents for the remaining portion, amounting to €87 million, under shares intended to cover stock option exercise (see Note 14.3).

Schneider Electric shares owned by consolidated subsidiaries have a market value of €372 million.

14.5 - Change in foreign currency translation reserves

Fluctuations in foreign currency translation rates reduced shareholders' equity by € 96.8 million as follows:

	2004	2003
United States	(87.8)	(256.5)
United Kingdom	(3.0)	(9.0)
Denmark	(0.8)	(6.5)
China	(0.3)	(10.3)
Japan	0.1	2.0
Sweden	3.1	5.1
Other	(8.1)	(23.9)
Total	**(96.8)**	**(299.1)**

14.6 - Earnings per share

Fully diluted earnings per share are calculated by dividing net income, as adjusted for interest expense on the convertible debt, by the weighted-average number of common shares (minus shares repurchased) and share equivalents (represented by convertible bonds, to the extent that their conversion is probable) outstanding during the year in question. The dilutive impact of stock options is determined by calculating the number of shares that could be purchased on the open market using the funds obtained from the exercise of the options (treasury stock method - see Note 1.22).

Determination of the share base used in calculation

(in thousands of shares)	2004		2003	
	Primary	Diluted	Primary	Diluted
Common shares	220,923	220,923	223,146	223,146
Convertible bonds, stock options	-	334	-	33
Share base	**220,923**	**221,257**	**223,146**	**223,179**

Earnings per share

(in euros per share)	2004		2003	
	Primary	Diluted	Primary	Diluted
Income from continuing operations	5.63	5.63	4.28	4.28
Exceptional items *(see Note 24)*	(0.44)	(0.44)	(0.73)	(0.73)
Income tax	(1.50)	(1.50)	(0.57)	(0.57)
Amortization of goodwill	(0.98)	(0.98)	(0.85)	(0.85)
Net income of fully consolidated companies	2.71	2.70	2.13	2.13
Earnings per share	**2.56**	**2.55**	**1.94**	**1.94**

Note 15 - Provisions for pensions and other post-retirement benefit obligations

The Group has set up pension, life insurance, length-of-service award and other post-retirement benefit plans for its employees. These range from plans providing for the payment of a lump sum based on years of service to supplementary pension plans and other multi-employer plans.

Payments made under defined contribution plans are recorded in the income statement, under operating expense, in the year of payment and are in full settlement of the Group's liability.

The Group's obligation for the payment of length-of-service awards mainly concerns French companies in the Group and is generally calculated based on the seniority, grade and end-of-career salary of the employees concerned.

For defined benefit plans, the accrued or prepaid periodic pension cost is determined using the projected unit credit method and is recognized in accordance with local accounting standards and tax rules in the countries concerned. Where necessary, these amounts are adjusted to comply with Group accounting policies.

Actuarial valuations are performed each year for the main plans and at regular intervals for the other plans. The assumptions used vary according to the economic conditions prevailing in the country concerned.

Benefit obligations under defined benefit plans mainly concern the Group's North American subsidiaries and are funded through payments to external funds. The majority of plan assets are invested in equities and bonds not issued by the Group and, occasionally, in real estate.

15.1 - Provisions for pensions and length-of-service awards

Annual changes in obligations, the market value of investments and related assets and liabilities are reflected in the consolidated balance sheet as follows:

(in millions of euros)	Dec. 31, 2004		Dec. 31, 2003	
		o/w US plans		*o/w US plans*
1. Amounts recognized in the accounts				
Other non-current assets	262.1	*253.7*	315.6	*295.2*
Deferred taxes	-	-	6.6	-
Provisions for pensions and other postretirement benefit obligations	(393.5)	*(11.4)*	(407.5)	*(13.3)*
Amounts recognized in the balance sheet	**(131.4)**	***242.3***	**(85.3)**	***281.9***

(in millions of euros)	Dec. 31, 2004		Dec. 31, 2003	
		o/w US plans		*o/w US plans*
2. Components of periodic pension cost				
Service cost	48.5	*14.8*	46.9	*16.3*
Interest cost (impact of discounting)	87.9	*48.7*	89.1	*52.7*
Expected return on plan assets	(87.4)	*(64.6)*	(87.6)	*(70.2)*
Amortization of other deferred items	4.1	*3.1*	4.5	*3.4*
Recognized net actuarial loss (gain)	25.4	*20.4*	24.9	*16.7*
Curtailments and settlements	(0.8)	-	-	-
Periodic pension cost (benefit)	**77.7**	***22.4***	**77.8**	***18.9***

(in millions of euros)	Dec. 31, 2004		Dec. 31, 2003	
		o/w US plans		*o/w US plans*
3. Change in projected benefit obligation				
Projected benefit obligation at beginning of year	1,568.3	*760.1*	1,599.9	*856.0*
Service cost	48.5	*14.8*	46.9	*16.3*
Interest cost	87.9	*48.7*	89.1	*52.7*
Actuarial losses (gains)	(25.2)	*19.7*	55.0	*21.9*
Plan participants' contributions	3.3	-	3.6	
Prior service cost	(0.8)	-	3.5	*1.9*
Acquisitions – Disposals	11.6	-	25.6	
Benefits paid	(49.9)	*(36.4)*	(61.3)	*(37.7)*
Translation adjustment	(59.9)	*(59.4)*	(194.0)	*(151.1)*
Projected benefit obligation at end of year	**1,583.8**	***747.5***	**1,568.3**	***760.1***

(in millions of euros)	Dec. 31, 2004		Dec. 31, 2003	
		o/w US plans		*o/w US plans*
4. Change in fair value of plan assets				
Fair value of plan assets at beginning of year	1,007.7	*726.3*	914.8	*610.5*
Actual return on plan assets	132.1	*104.8*	170.4	*139.9*
Plan participants' contributions	3.3	-	3.6	-
Employer contributions	18.2	*1.0*	161.6	*143.4*
Prior service cost	-	-	(0.3)	-
Acquisitions - Disposals	0.8	-	7.8	-
Benefits paid	(46.9)	*(36.4)*	(61.3)	*(37.7)*
Translation adjustment	(47.6)	*(58.9)*	(188.9)	*(129.8)*
Fair value of plan assets at end of year	**1,067.6**	***736.8***	**1,007.7**	***726.3***

(in millions of euros)	Dec. 31, 2004		Dec. 31, 2003	
		o/w US plans		*o/w US plans*
5. Funded status				
Funded status	(516.2)	*(10.7)*	(560.6)	*(33.8)*
Unrecognized actuarial (gains)/losses	337.6	*232.1*	449.0	*290.2*
Unrecognized prior service cost	45.4	*20.9*	28.0	*25.5*
Unrecognized initial liability	1.8	-	(1.7)	-
Net (liability)/asset recognized	**(131.4)**	***242.3***	**(85.3)**	***281.9***

Benefit obligations and periodic pension costs were determined using the following assumptions:

	Weighted average rate		o/w US plans	
	2004	2003	*2004*	*2003*
6. Actuarial assumptions				
Discount rate	5.4%	5.75%	*6.2%*	*6.5%*
Rate of compensation increases	3.4%	3.80%	*4.1%*	*4.1%*
Yield on plan assets	8.4%	8.50%	*9.0%*	*9.0%*

15.2 - Provisions for other post-retirement benefits

The provisions recorded in the consolidated balance sheet in respect of post-retirement health care and life insurance benefits mainly concern employees in the United States and Canada.

The North American subsidiaries pay certain health care costs and provide life insurance benefits to retired employees who fulfill certain criteria in terms of age and years of service.

The assumptions used to determine post-retirement benefit obligations related to health care and life insurance are the same as those used to estimate North American pension benefit obligations.

Other benefit obligations mainly concern long-service awards due by subsidiaries in France.

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
1. Components of periodic post-retirement benefit cost		
Service cost	6.4	6.8
Interest cost (impact of discounting)	26.2	39.6
Amortization of prior service cost	(7.1)	(8.3)
Recognized net actuarial loss (gain)	12.4	13.3
Curtailments and settlements	-	-
Periodic post-retirement benefit cost	**37.9**	**51.4**

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
2. Change in projected benefit obligation		
Projected benefit obligation at beginning of year	424.4	448.0
Service cost	6.4	6.8
Interest cost	26.2	39.6
Actuarial losses (gains)	3.0	34.1
Prior service cost	-	-
Plan participants' contributions	0.7	0.5
Benefits paid	(23.6)	(24.3)
Translation adjustment	(30.3)	(80.3)
Projected benefit obligation at end of year	**406.8**	**424.4**

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
3. Funded status		
Funded status	(406.8)	(424.4)
Unrecognized actuarial (gains)/losses	185.4	210.9
Unrecognized prior service cost	(46.0)	(51.5)
Unrecognized initial liability	-	-
Net (liability)/asset recognized	**(267.4)**	**(265.0)**

Note 16 - Provisions for Contingencies

(in millions of euros)	Dec. 31, 2003	Allowances	Releases Unused	Releases Used	Changes in scope of consolidation	Reclassifications	Translation adjustment	Dec. 31, 2004
Economic risks [a]	33.9	8.9	-	(3.3)	11.0	9.5	(1.1)	58.9
Customer risks [b]	59.0	3.8	-	(11.3)	1.4	2.5	(3.8)	51.6
Technical risks [c]	12.5	31.2	(0.4)	(9.2)	-	0.4	(2.0)	32.5
Environmental risks [d]	-	0.3		(0.3)	-	36.3	(0.5)	35.8
Other risks [e]	51.3	0.1	(2.3)	(9.2)	-	(10.0)	-	29.9
Total	**156.7**	**44.3**	**(2.7)**	**(33.3)**	**12.4**	**38.7**	**(7.4)**	**208.7**
Impact on								
Operating income	-	37.9	(0.4)	(24.9)	-	-	-	-
Financial income (expense), net	-	-	-	-	-	-	-	-
Exceptional items	-	6.4	(2.3)	(8.4)	-	-	-	-

The Group records these provisions for identified potential losses. They are calculated either on a case-by-case basis or by a statistical or insurance coverage method.

(a) Economic risks

Specific provisions have been accrued by the Group to cover identified tax risks raised in the course of tax audits performed by various local tax administrations. Additionally, these provisions include a specific amount for the potential loss on a receivable from a third party in connection with a tax audit. This receivable represents lending by the Group to the third party in charge of liquidating certain assets to resolve the freeze of its cash under certain legal proceedings.

(b) Customer risks

These provisions are primarily set aside in connection with risks related to products sold to customers and other third parties. Product liability represents claims that individuals file due to alleged product defects.

(c) Technical risks

Provisions are constituted on a statistical basis for product warranties beyond coverage provided by insurance. Such warranties may run up to 18 months and are classified as accrued expenses. The Group also recognizes provisions to cover disputes concerning defective products and recalls of clearly identified products. The short-term portion (less than one year) is classified under accrued expenses.

In 2004, Square D became aware that one of its AFI Breaker circuit breakers malfunctioned due to a defect in an electronic circuit manufactured by a subcontractor. A provision of $27 million (around € 21 million) was set aside in 2004. The remaining provision at December 31, 2004 totaled $25 million (around € 19 million).

In April 2001, the Group became aware that certain Harmony emergency pushbuttons, installed on a wide range of machines, failed to function in certain circumstances. The Group initiated a comprehensive product recall program. The entire € 18.3 million provision set aside for this program was used when the recall expired on December 31, 2004.

(d) Environmental risks

Following an in-depth review of pollution risks at all Group production sites in 2003 and 2004, environmental liabilities in an amount of € 36 million were reclassified under Provisions for Contingencies. These liabilities were previously recorded under Other Payables and Accrued Liabilities. The reclassification reflects the long-term nature of these liabilities, which concern the funding of reclamation costs when the sites are sold.

(e) Other risks

These provisions cover a variety of risks, including disputes with foreign parties following the restructuring of Spie Batignolles.

Note 17 - Long and Short-Term Debt

Long-term debt breaks down as follows:

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Convertible and non-convertible bonds	1,200.0	2,151.0
Perpetual bonds	73.3	113.6
Bank and other borrowings	68.2	159.1
Obligations under capital leases *(Note 6.2)*	19.4	10.4
Employee profit-sharing	7.0	9.9
Less current portion (1)	(73.8)	(1,008.7)
Long-term debt	**1,294.1**	**1,435.3**

Short-term debt consists of the following:

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Bank overdrafts	28.0	93.3
Commercial paper	60.4	60.2
Other short-term borrowings	80.8	53.8
Accrued interest	11.3	37.0
Current portion of long-term debt (1)	73.8	1,008.7
Short-term debt	**254.3**	**1,253.0**
Total long and short-term debt	**1,548.4**	**2,688.3**

(1) The € 951 million 1999 bond issue was redeemed in April 2004.

17.1 - Breakdown by maturity

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
2004	-	1,253.0
2005	254.3	118.0
2006	46.6	44.8
2007	459.0	456.5
2008	757.4	754.9
2009	3.5	1.8
2010	1.4	59.3
2011 and beyond	26.2	-
Total	**1,548.4**	**2,688.3**

17.2 - Breakdown by currency

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Euro	1,420.3	2,443.2
Japanese yen	25.6	37.8
New Zealand dollar	18.6	26.2
Indian rupee	14.5	11.2
Australian dollar	12.9	0.4
US dollar	11.7	13.9
Danish krona	8.1	82.1
Other	36.7	73.5
Total	**1,548.4**	**2,688.3**

17.3 - Main borrowings

The main Group borrowings, excluding overdrafts and short-term bank loans, are as follows:

(in millions of euros)	2004	Interest rate	Maturity
a) Perpetual bonds			
Schneider Electric Industries SAS (formerly Merlin Gerin) [(1)]	73.3	Euribor + 0.7% swapped for fixed	March 2006
b) Bonds			
Schneider Electric SA 2007	450.0	6.1275% fixed	October 2007
Schneider Electric SA 2008	750.0	3.875% fixed	October 2008
Total	**1,200.0**		
c) Other bank borrowings (all currencies)			
Syndicated loan (Lexel)	7.8	Fixed	December 2005
Industrial Revenue Bonds (Square D Company)	4.1	3.8% to 5.8%	Various 2020
Other loans (less than € 20 million per loan)	56.3	Various	
Total	**68.2**		
d) Commercial paper [(2)]	**60.4**	Fixed	Refinanced overnight
e) Obligations under capital leases	**19.4**	Various	Over periods ranging from 15 to 20 years

(1) Perpetual bonds correspond to perpetual subordinated bonds redeemable in 15 years issued in 1991 by Merlin Gerin, for which the subordination clause has been canceled. The bonds were issued in principal amount of € 457 million, generating net proceeds of € 345 million. Most of the bonds issued were originally swapped for a fixed rate.

(2) Schneider Electric SA issues commercial paper on behalf of the entire Group. Confirmed lines of credit back the commercial paper program.

17.4 - Ordinary bonds

On April 14, 1999, Schneider Electric issued € 750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, a further € 250 million worth of bonds was issued at the same interest rate and with the same maturity. The second issue is treated as a second tranche of the first. The Group redeemed bonds totaling € 49 million in 2003 and € 951 million in 2004.

On October 19 and 20, 2000, Schneider Electric issued two tranches of 6.1275% bonds due October 19, 2007, in principal amounts of € 400 million and € 50 million, respectively.

These bonds are traded on the Euronext Paris and the Luxembourg stock exchanges.

On October 31, 2003, Schneider Electric issued € 750 million worth of 3.875% bonds due October 31, 2008.

This bond is traded on the Luxembourg stock exchanges.

17.5 - Other information

At December 31, 2004, Schneider Electric had unused confirmed credit lines of € 837 million. These lines of credit are available for the period.

Note 18 - Other Long-Term Liabilities

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
MGE UPS acquisition debt	48.6	-
Clipsal acquisition debt	35.6	40.5
Magnecraft assets acquisition debt	16.2	-
Abacus acquisition debt	3.1	-
Other	0.9	-
Other long-term liabilities	**104.4**	**40.5**

The acquisition price for MGE UPS Systems includes an earn-out payment currently estimated at € 24 million and deferred consideration of € 24.6 million, discounted to present value at December 31, 2004.

The agreement covering the acquisition of Clipsal includes a clause providing for the payment of part of the price in 2007. This amount is being held in escrow (see Note 8.3).

As part of the agreement covering the acquisition of Abacus, $ 4.3 million will be paid in 2006 and 2007.

As part of the agreement covering the acquisition of Magnecraft, $ 22 million was paid in January 2005 and recorded under acquisition debt at December 31, 2004.

Note 19 - Commitments

19.1 - Guarantees given and received

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Performance bond counter-guarantees (1)	171.0	175.0
Mortgages and collateral (2)	33.4	28.2
Guarantees	4.2	1.6
Other (3)	209.1	226.9
Guarantees given	**417.7**	**431.7**
Guarantees	33.6	29.9
Guarantees received	**33.6**	**29.9**

(1) In certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and reasonably estimable.

(2) Certain loans are secured by securities lodged as collateral.

(3) Other guarantees given primarily comprise letters of credit issued by the US subsidiary, Square D Company, and guarantees to some lessors that rental payments will be made until the end of the lease.

19.2 - Purchase commitments

Shares

Commitments to purchase shares correspond to contractual undertakings given by the Group to buy out the minority shareholders of consolidated companies. They also include any earn-out payments due on previous acquisitions. At December 31, 2004, these commitments totaled € 150 million and concerned mainly MGE UPS for an amount of € 76.5 million (see Note 3.3).

Information technology services

In October 2004, the Group signed an agreement with Capgemini to outsource its European IT functions (800 employees) and deploy shared management applications. The agreement will be implemented country by country in 2005 and 2006. It did not have any material impact on the financial statements at December 31, 2004.

19.3 - Contingent liabilities

General Management is confident that balance sheet reserves for known disputes in which the Group is involved are sufficient to ensure that these disputes do not have a material impact on assets or income.

The loan agreements related to the Group's long-term debt do not contain any rating triggers, but some agreements include covenants requiring the Group to comply with certain financial ratios. As of December 31, 2004, the Group was in compliance with all of these covenants.

19.4 - Other commitments

No provision has been booked in the consolidated balance sheet to cover the possible commitments of Group companies in France in respect of mutual health insurance plans (MESE).

Note 20 - Financial Instruments

The Group uses financial instruments to hedge its exposure to risks related to fluctuations in interest rates, currency rates and metal prices.

20.1 - Currency risk

Because of its international business base, the Group is exposed to currency risk, notably when subsidiaries carry out transactions in currencies other than their functional currency. Currency risks on operating receivables and payables are hedged by means of forward sale contracts.

Depending on market conditions, risks in the main currencies may be hedged based on recurring forecast flows using contracts that expire in 12 months or less. Certain recently acquired companies use options to hedge currency risks.

Hedging primarily concerns intra-Group flows and most of the underlying receivables and payables are eliminated from the consolidated balance sheet.

Currency risks on local currency intercompany loans and borrowings are hedged using currency swaps.

20.2 - Interest rate risk

The Group chooses to issue fixed- or variable-rate debt instruments depending on its overall exposure and market conditions. To optimize financing costs, and depending on market conditions, the Group hedges its interest rate risk using swaps, caps and floors and other financial instruments.

Interest rate swaps and other financial instruments are also used to hedge interest rate risks on investments.

20.3 - Commodity price risk

In its manufacturing operations, the Group uses metals such as copper, silver, aluminum, nickel and zinc that are traded on the commodity markets. The risk of fluctuations in the market prices of these metals is hedged using futures, swaps and options.

20.4 - Nominal value and market value of off-balance sheet financial instruments

(in millions of euros)	December 31, 2004		December 31, 2003	
	Nominal value	Market value	Nominal value	Market value
Perpetual bond rate swaps	475.3	(55.7)	443.5	(83.1)
Other swaps, caps and collars	117.5	(3.3)	916.9	(5.0)
Forward purchases and sales of foreign currencies	101.8	10.2	414.2	63.9
Currency options and other hedges	162.6	3.6	161.0	9.1
Metal price futures and options	75.7	7.7	39.2	(9.0)
Derivative instruments	**932.9**	**(37.5)**	**1 974.8**	**(24.1)**

The fair value of financial instruments is estimated either internally or by third party banks.

The nominal value of options is determined by adding together the absolute values of put and call options. In the case of collars, the nominal value is only taken into account once.

20.5 - Book value and market value of on-balance sheet financial instruments

(in millions of euros)	December 31, 2004		December 31, 2003	
	Book value	Market value	Book value	Market value
Non-consolidated investments	154.3	197.7	369.6	416.9
Other financial assets	288.1	288.1	585.4	585.4
Cash and cash equivalents	1,062.8	1,062.8	3,087.5	3,087.5
Forward purchases and sales of foreign currencies (1)	31.1	31.1	45.3	45.3
Bonds	(1,200.0)	(1,257.2)	(2,151.0)	(2,194.0)
Perpetual bonds	(73.3)	(73.3)	(113.6)	(113.6)
Other borrowings	(267.4)	(267.4)	(407.0)	(407.0)
Syndicated loan (Lexel)	(7.8)	(9.9)	(16.7)	(18.8)
Other financial instruments	**(12.2)**	**(28.1)**	**1,399.5**	**1,401.7**

(1) The nominal value of on-balance sheet forward contracts is € 1,570.5 million.

20.6 - Currency hedges

Forward hedging positions by currency

(in millions of euros)	December 31, 2004		
	Sales	Purchases	Net
USD	1 072.6	(21.2)	1 051.4
JPY	345.9	-	345.9
AUD	198.8	(10.4)	188.4
DKK	122.0	(11.4)	110.6
CHF	17.7	(0.6)	17.1
CZK	14.2	-	14.2
ZAR	18.2	(0.4)	17.8
PLN	12.7	-	12.7
HKD	10.5	-	10.5
GBP	17.0	(31.4)	(14.4)
SEK	26.2	(67.0)	(40.8)
CAD	18.1	(75.1)	(57.0)
Other	25.0	(9.1)	15.9
Total	**1 898.9**	**(226.6)**	**1 672.3**

Forward currency hedging positions include € 1,372.3 million in hedges of intercompany loans and borrowings and € 300.0 million in hedges of operating cash flows.

Sensitivity to changes in exchange rates

A 1 % change in the exchange rate against the US dollar, the Hong Kong dollar and the British pound–corresponding to the three main sources of the Group's exposure to currency risks–would have the effect of increasing or reducing the value of the hedges on these currencies by approximately € 2.3 million.

20.7 - Interest rate risk

The main interest rate swaps put in place by the Group are as follows:

a) SEISAS: swap on perpetual bonds (€ 475.3 million at December 31, 2004).

b) SE (UK) Ltd: swaps on lines of credit (two swaps, both on a notional amount of € 58.7 million).

Sensitivity to changes in interest rates

The Group's gross debt amounts to € 1,548.5 million, of which 89.5 % is at a fixed rate or at variable rate debt swapped for fixed rate. The Group also has cash and cash equivalents of € 1,062.8 million. A one point increase or decrease in interest rates would have the effect of increasing or reducing the Group's net financial expense by € 5.0 million.

Note 21 - Related Party Transactions

Transactions with related parties (mainly equity affiliates) primarily affect the following accounts:

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Income statement		
Sales	8.3	12.5
Cost of sales	(11.9)	(4.5)
Other operating income and expense	1.5	1.1
Financial income (expense)	-	3.4
Exceptional items	-	-
Balance sheet		
Loans [1]	-	71.6
Trade receivables	5.1	3.2
Other accounts receivable	-	-
Long-term debt	-	-
Other accounts payable	1.7	1.2
Off balance sheet commitments		
Commitments given	32.8	37.7
Commitments received	-	-

(1) Loans include MGE Finances convertible bonds in an amount of €71.6 million, of which €11.9 million in capitalized interest, as of December 31, 2003.

Note 22 - Geographic and Business Segment Information

Breakdown by region:

Sales	Dec. 31, 2004	Dec. 31, 2003
Europe	5,370	4,814
North America	2,500	2,176
Asia Pacific	1,811	1,239
Rest of the world	684	551
Total	**10,365**	**8,780**

Operating margin (in %)	Dec. 31, 2004	Dec. 31, 2003
Europe	13.5	11.8
North America	11.9	10.9
Asia Pacific	11.0	10.4
Rest of the world	12.9	13.6
Average operating margin	**12.6**	**11.5**

Breakdown by business:

Sales	Dec. 31, 2004	Dec. 31, 2003
Electrical Distribution	6,515	6,101
Automation & Control	2,725	2,679
Growth Platforms	1,125	N/A
Total	**10,365**	**8,780**

Operating margin (in %)	Dec. 31, 2004	Dec. 31, 2003
Electrical Distribution	13.0	12.3
Automation & Control	12.2	9.6
Growth Platforms	11.7	N/A
Average operating margin	**12.6**	**11.5**

Growth platforms include recently acquired businesses that have not been integrated into Schneider Electric's core businesses, i.e., building automation, secured power and sensors and detectors for repetitive machines.

Note 23 - Net Financial Expense

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Interest income	36.1	46.3
Interest expense	(126.5)	(117.2)
Net gains (losses) on sales of marketable securities	26.0	42.7
Cost of net debt	**(64.4)**	**(28.2)**
Dividend income	5.9	6.3
Exchange gains and losses, net	3.8	(9.4)
Valuation allowances (long and short-term investments)	1.1	(7.4)
Other	(12.3)	(14.4)
Other financial income and expense, net	**(1.5)**	**(24.9)**
Total	**(65.9)**	**(53.1)**

Note 24 - Exceptional Items

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Restructuring costs	(88.0)	(135.2)
Valuation allowances	1.7	5.1
Recaptures of reserves for tax litigation	-	3.1
Net gains (losses) on disposal of assets	0.3	(5.2)
Other	(10.3)	(31.7)
Total	**(96.3)**	**(163.9)**

In 2004 as in 2003, net exceptional expense primarily concerned the Group's restructuring programs.

In 2004, the main regions and businesses targeted by the programs were as follows:

□ The Corporate Functions in France, with a rightsizing plan amounting to € 30 million.

□ France, where costs of € 17 million were incurred to restructure the Transformers business and outsource the Information Technology function.

□ Research and Development, where costs of € 12 million were incurred to group teams around France together at a global R&D base in Grenoble.

□ Europe, where restructuring costs of € 5 million primarily reflect ongoing integration of Lexel.

□ The United States, where restructuring costs of € 11 million were incurred in connection with the Dallas, Oxford and Lincoln plants.

The Group also incurred costs of € 5 million in 2004 as part of an ongoing program to reorganize the Automation business and deploy related synergy.

Restructuring provisions of € 108 million were recognized in the balance sheet under Other Payables and Accrued Liabilities.

Note 25 - Employees

25.1 - Number of employees

The average number of permanent and temporary employees was as follows in 2004 and 2003:

(number of employees)	Dec. 31, 2004	Dec. 31, 2003
Production	40,582	35,459
Administration	44,284	38,817
Total average number of employees	**84,866**	**74,276**
Europe	46,247	43,151
North America	17,911	16,516
Asia Pacific	15,648	10,698
Rest of the world	5,060	3,911

25.2 - Payroll costs

(in millions of euros)	Dec. 31, 2004	Dec. 31, 2003
Payroll costs	(3,307.6)	(2,959.4)
Profit-sharing and incentive bonuses	(72.7)	(38.6)
Total	**(3,380.3)**	**(2,998.0)**

25.3 - Management compensation

In 2004, directors' fees of € 0.60 million were paid to the members of the Board of Directors. Gross compensation and noncash benefits paid to members of the Executive Committee, including the Chairman, for their functions within the Group totaled € 6.1 million.

Note 26 - Subsequent Events

None

Note 27 - Consolidated Companies

The main companies included in the Schneider Group scope of consolidation are listed below.

		% interest Dec. 31 2004	interest Dec. 31 2003
EUROPE			
Fully consolidated			
Andover Controls GmbH	Germany	100.00	-
Berger Lahr GmbH	Germany	100.00	100.00
Berger Lahr Positec GmbH & Co KG	Germany	100.00	100.00
Berger Lahr Services GmbH	Germany	100.00	100.00
Crouzet GmbH	Germany	100.00	100.00
Elso GmbH	Germany	100.00	100.00
Gerhard Berger GmbH & Co KG	Germany	100.00	100.00
Kavlico GmbH	Germany	100.00	-
MGE USV-Systeme GmbH	Germany	84.84	-
Num Guttinger GmbH	Germany	100.00	100.00
Sarel GmbH	Germany	99.00	99.00
Schneider Electric Deutschland GmbH	Germany	100.00	100.00
Schneider Electric GmbH	Germany	100.00	100.00
Schneider Electric Motion GmbH	Germany	100.00	100.00
Schneider Factoring GmbH	Germany	100.00	100.00
TAC GmbH Control System	Germany	100.00	100.00
Berger Lahr Positec GmbH	Austria	51.00	51.00
MGE UPS Systems VertriebsgmbH	Austria	84.84	-
Schneider Electric Austria GmbH	Austria	100.00	100.00
Cofibel	Belgium	100.00	100.00
Cofimines	Belgium	100.00	100.00
Crouzet NV	Belgium	100.00	100.00
Schneider Electric NV/SA	Belgium	100.00	100.00
UPS Systems MGE BV	Belgium	84.84	-
Schneider Electric Bulgaria	Bulgaria	100.00	100.00
Schneider Electric Ltd	Croatia	100.00	100.00
Elmat ApS	Denmark	100.00	100.00
ESMI A/S	Denmark	100.00	100.00
Hano Elektroteknik A/S	Denmark	merger	100.00
JO-EL Electric A/S	Denmark	100.00	100.00
Lauritz Knudsen A/S (ex LK A/S)	Denmark	100.00	100.00
Lexel A/S	Denmark	merger	100.00
Schneider Electric Danmark A/S	Denmark	100.00	100.00
Schneider Nordic Baltic (ex Lexinvest A/S)	Denmark	100.00	100.00
TAC A/S	Denmark	100.00	100.00
EFI Electronics Europe SL	Spain	100.00	100.00
Himel SA	Spain	100.00	100.00
Mesa SA	Spain	100.00	100.00
MGE UPS Espana SA	Spain	84.84	-
Schneider Electric Espana	Spain	100.00	100.00
Telenum	Spain	100.00	100.00
Schneider Electric EESTI AS (ex A/S Lexel Electric)	Estonia	100.00	100.00
Elari Oy	Finland	100.00	100.00
Elko Suomi Oy	Finland	100.00	100.00
I-Valo	Finland	100.00	100.00
JO-EL Electric Oy	Finland	100.00	100.00
Oy Esmi AB	Finland	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Oy Lexel Electric AB	Finland	100.00	100.00
Oy Lexel Finland AB	Finland	100.00	100.00
Schneider Electric Finland Oy	Finland	100.00	100.00
TAC Com Oy	Finland	100.00	100.00
Alombard	France	100.00	100.00
Andover Controls SA	France	100.00	-
Ateliers de Constructions Electriques de Grenoble - ACEG	France	100.00	100.00
Auxibati SCI	France	100.00	100.00
BCV Technologies	France	100.00	100.00
Berger Lahr Positec Sarl	France	100.00	100.00
Boissière Finance	France	100.00	100.00
Citef SAS	France	100.00	100.00
Construction Electrique du Vivarais	France	84.84	-
Crouzet SA	France	100.00	100.00
DEXTUS	France	100.00	-
Distrelec	France	100.00	100.00
E-Business @ Schneider Electric	France	-	100.00
Electro Porcelaine	France	100.00	100.00
Elkron France	France	100.00	100.00
Euromatel	France	100.00	100.00
Financiere MGE	France	84.84	-
France Transfo	France	100.00	100.00
Infra +	France	100.00	38.08
JCN Participations	France	100.00	-
Le Moule Métallique	France	100.00	100.00
Machines Assemblage Automatique	France	100.00	100.00
Mafelec	France	100.00	100.00
Materlignes	France	100.00	100.00
Merlin Gerin Alès	France	100.00	100.00
Merlin Gerin Alpes	France	100.00	100.00
Merlin Gerin Loire	France	100.00	100.00
MGE Finances SAS	France	84.84	36.12
MGE UPS	France	60.10	-
MGE-UPS SYSTEMS SAS	France	84.84	-
Muller & Cie	France	100.00	100.00
Newlog SAS	France	100.00	-
Normabarre	France	100.00	100.00
Num SA	France	100.00	100.00
Prodipact	France	100.00	100.00
Rectiphase	France	100.00	100.00
SA2E	France	84.84	-
SAEI	France	84.84	-
SAE Gardy	France	100.00	100.00
Sarel Appareillage Electrique	France	99.00	99.00
Scanelec	France	100.00	100.00
Schneider Automation SA	France	100.00	100.00
Schneider Electric Industries SAS	France	100.00	100.00
Schneider Electric SA (parent company)	France	100.00	100.00
Schneider Electric International	France	100.00	-
Schneider Electric SA Company	France	100.00	100.00
Schneider Toshiba Inverter Europe SAS	France	60.00	60.00
Schneider Toshiba Inverter SAS	France	60.00	60.00
SCI du Pré Blanc	France	100.00	100.00
Senside	France	80.01	-
Société Alpine de Préfabrication Electro-Mécanique - SAPEM	France	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Société d'Application Electro-Mécanique - SAEM	France	100.00	100.00
Société Dauphinoise Electrique - SDE	France	100.00	100.00
Société du Rebauchet	France	84.84	-
Société Electrique d'Aubenas SA - SEA	France	100.00	100.00
Société Française Gardy SA	France	100.00	100.00
Sogefred	France	100.00	-
Sorhodel Bardin	France	100.00	100.00
Sovalmo	France	100.00	100.00
Société pour l'équipement des industries chimiques (SPEI)	France	100.00	100.00
Spie-Capag	France	100.00	100.00
Spring SA	France	-	100.00
Sté Française de Constructions Mécaniques et Electriques - SFCME	France	100.00	100.00
Sté Rhodanienne d'Etudes et de Participations - SREP	France	100.00	100.00
Systèmes Equipements Tableaux Basse Tension - SETBT	France	100.00	100.00
Transfo Services	France	100.00	100.00
Usibati SCI	France	100.00	100.00
Ajax Electrical Ltd	United Kingdom	51.00	51.00
Andover Controls Ltd	United Kingdom	100.00	-
Avenue Solutions Limited	United Kingdom	100.00	100.00
Berger Lahr Positec Ltd	United Kingdom	100.00	100.00
Capacitors Ltd	United Kingdom	100.00	100.00
Crouzet Ltd	United Kingdom	100.00	100.00
Grawater Ltd	United Kingdom	100.00	100.00
Grawater of Wakefield Ltd	United Kingdom	100.00	100.00
JO EL Electric Ltd	United Kingdom	100.00	100.00
JO JO (UK) Ltd	United Kingdom	100.00	100.00
JO JO Products Ltd	United Kingdom	100.00	100.00
Lexel Holdings (UK) Limited	United Kingdom	100.00	100.00
MITA (UK) Ltd	United Kingdom	100.00	100.00
MITA Holdings Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Ltd	United Kingdom	84.84	-
Num (UK) Limited	United Kingdom	100.00	100.00
Sarel Ltd	United Kingdom	100.00	100.00
Schneider Electric (UK) Ltd	United Kingdom	100.00	100.00
Schneider Electric Ltd	United Kingdom	100.00	100.00
TAC Regional Ltd	United Kingdom	100.00	100.00
TAC UK Ltd	United Kingdom	100.00	100.00
Thorsman Ltd	United Kingdom	100.00	100.00
Walker Mainstay Ltd	United Kingdom	100.00	100.00
Westinghouse Systems	United Kingdom	100.00	100.00
Yorshire Switchgear Group Ltd	United Kingdom	100.00	100.00
MGE UPS Systems Hellas Abe	Greece	84.84	-
Schneider Electric AE	Greece	100.00	100.00
Merlin Gerin Zala	Hungary	100.00	100.00
Prodax Elektromos	Hungary	100.00	100.00
Schneider Electric Hungaria Villamassagi RT	Hungary	100.00	100.00
Schneider Electric Ireland Ltd	Ireland	100.00	100.00
Schneider Electric Manufacturing Celbridge	Ireland	100.00	100.00
Square D Company Ireland Ltd	Ireland	100.00	100.00
Thorsman Ireland Ltd	Ireland	100.00	100.00
Thorsman Sales Ireland Ltd	Ireland	100.00	100.00
Crouzet Componenti	Italy	100.00	100.00
MGE Italia	Italy	84.84	-
Num SPA	Italy	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Pamoco Srl	Italy	100.00	100.00
SAIP & Schyller Srl	Italy	100.00	100.00
Schneider Electric Spa	Italy	100.00	100.00
Schneider Electric Industrie Italia Spa	Italy	100.00	100.00
Schneider Italia Spa	Italy	100.00	100.00
Lexel Fabrika SIA	Latvia	100.00	100.00
Schneider Electric Latvija SIA	Latvia	100.00	100.00
UAB Schneider Electric Lietuva (ex UAB Lexel Electric)	Lithuania	100.00	100.00
ELKO A/S	Norway	100.00	100.00
ESMI A/S	Norway	100.00	100.00
Lexel Holding Norway AS	Norway	100.00	100.00
Norwesco AS	Norway	0.00	100.00
Schneider Electric Norge A/S	Norway	100.00	100.00
Wibe Stiger A/S	Norway	100.00	100.00
MGE UPS Systemer AS	Norway	84.84	-
TAC Control Systems AS	Norway	100.00	100.00
Crouzet BV	Netherlands	100.00	100.00
Polam Holding BV	Netherlands	100.00	100.00
Polinsta Holding BV	Netherlands	0.00	100.00
Pro Face HMI (sub-group)	Netherlands	99.75	98.70
Sandas Montage BV	Netherlands	100.00	100.00
Schneider Electric BV	Netherlands	100.00	100.00
Schneider Electric Logistic Centre BV	Netherlands	100.00	100.00
Stago BV	Netherlands	100.00	100.00
Andover Controls Sp Zo.o	Poland	100.00	-
Elda Eltra S.A. (ex Eltra SA)	Poland	100.00	100.00
ELDA Szczecinek SA	Poland	100.00	100.00
MGE UPS Systems Polska Sp.z.o.o	Poland	84.84	-
Schneider Electric Industries Polska SP	Poland	100.00	100.00
Schneider Electric Polska SP	Poland	100.00	100.00
TAC Polska S.p.z.o.o.	Poland	100.00	100.00
Wibe Polska Sp.Zo.o	Poland	100.00	100.00
MGE Portugal Ondulatores	Portugal	84.84	-
Schneider Electric Portugal LDA	Portugal	100.00	100.00
Lexel Electric a.s	Czech Republic	merger	100.00
Schneider Electric AS	Czech Republic	98.27	98.27
Schneider Electric CZ sro	Czech Republic	100.00	100.00
Schneider Electric Romania SRL	Roumania	100.00	100.00
OOO Lexel Elektromaterialy	Russia	-	100.00
OOO "TAC"	Russia	100.00	100.00
UralElektroKontactor	Russia	100.00	90.00
ZAO Schneider Electric	Russia	100.00	100.00
ZAO Lexel Elektromaterialy (SPB)	Russia	100.00	100.00
Schneider Electric Jugoslavija doo	Serbia	100.00	100.00
Schneider Electric Ltd	Slovenia	100.00	100.00
Schneider Electric Slovakia Spol SRO	Slovakia	100.00	100.00
AB Elektrokontakt EKT	Sweden	100.00	100.00
AB Crahftere 1	Sweden	100.00	100.00
AB Wibe	Sweden	100.00	100.00
EFAB Electric AB	Sweden	100.00	100.00
Elektriska Aktielbolaget Delta	Sweden	100.00	100.00
ELJO AB	Sweden	100.00	100.00
ESMI Multi Signal AB	Sweden	100.00	100.00
Exportvärden AB	Sweden	100.00	100.00
J.O. Sverige AB	Sweden	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Lexel AB	Sweden	100.00	100.00
Lexel Electric AB	Sweden	100.00	100.00
Num Norden	Sweden	100.00	100.00
TAC Protect System AB	Sweden	100.00	100.00
Schneider Electric Sverige AB (ex Schneider Electric AB)	Sweden	100.00	100.00
Schneider Electric Powerline Communications AB	Sweden	100.00	-
TAC AB	Sweden	100.00	100.00
TAC Holding AB	Sweden	100.00	100.00
TAC Svenska AB	Sweden	100.00	100.00
Thorsman & Co AB	Sweden	100.00	100.00
Wibe Holding AB	Sweden	100.00	100.00
Wibe Stegar AB	Sweden	100.00	100.00
Wibe Stegar Holding AB	Sweden	100.00	100.00
Berger Lahr Positec AG	Switzerland	100.00	100.00
Crouzet AG	Switzerland	100.00	100.00
Feller AG	Switzerland	83.70	83.70
MGE UPS Systems AG	Switzerland	84.84	-
Num Guttinger AG	Switzerland	100.00	100.00
Schneider Electric Finances	Switzerland	100.00	100.00
Schneider Electric Suisse AG	Switzerland	100.00	100.00
Selectron Systems AG	Switzerland	100.00	100.00
Schneider Electric Ukraine	Ukraine	100.00	100.00
Proportionally consolidated			
Easy Plug	France	50.00	50.00
Accounted for by the equity method			
Va Tech Schneider High Voltage GmbH	Austria	-	40.00
Elau Administration GmbH	Germany	49.00	-
Delta Dore Finance SA (sub-group)	France	20.00	20.00
Môre Electric Group A/S	Norway	34.00	34.00

NORTH AMERICA

Fully consolidated

Cofimines Overseas Corporation	Canada	100.00	100.00
Inde Electronics Inc.	Canada	99.75	98.70
Schneider Canada Inc.	Canada	100.00	100.00
MGE Systems Mexico SA de CV	Mexico	84.84	-
Crouzet Mexique	Mexico	100.00	100.00
Industrias Electronicas Pacifico SA de CV	Mexico	100.00	100.00
Schneider Electric Mexico SA de CV	Mexico	100.00	100.00
Square D Company Mexico SA de CV	Mexico	100.00	100.00
Andover Controls Corp	USA	100.00	-
Berger Lahr Motion Technology Inc.	USA	100.00	100.00
Control Solutions Ltd. LLC	USA	merger	100.00
CSI Acquisition Holding Corp.	USA	100.00	100.00
E-Business @ Schneider Electric Inc.	USA	merger	100.00
EFI Electronics Inc	USA	100.00	100.00
Hyde Park Electronics LLC	USA	100.00	100.00
Kavlico Corp	USA	100.00	-
MGE UPS Systems Inc	USA	84.84	-
Num Corporation	USA	100.00	100.00
Palatine Hills Leasing Inc.	USA	80.00	80.00
Powerbox Solutions LLC	USA	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Power Distribution Services Inc.	USA	merger	100.00
Pro Face America Inc.	USA	99.75	98.70
Quantronix Inc	USA	100.00	100.00
Schneider Automation Inc.	USA	100.00	100.00
Schneider Electric Holdings Inc.	USA	100.00	100.00
Security International Inc.	USA	100.00	-
Square D Company	USA	100.00	100.00
Square D Holdings One. Inc.	USA	100.00	100.00
Square D Investment Company	USA	100.00	100.00
Square D Receivables. LLC	USA	100.00	100.00
SNA Holdings Inc.	USA	100.00	100.00
ST Inverter Americas	USA	60.00	-
TAC Americas Inc.	USA	100.00	100.00
Veris Industries LLC	USA	100.00	100.00
Proportionally consolidated			
Easy Plug Inc.	USA	50.00	50.00
Accounted for by the equity method			
Entivity	USA	-	31.23

ASIA-PACIFIC

Fully consolidated

Clipsal Pacific Holdings Pty Ltd	Australia	100.00	-
Clipsal Industries Pacific Pty Ltd	Australia	100.00	-
Clipsal South Pacific Pty Ltd	Australia	100.00	-
Clipsal Pacific Pty Ltd	Australia	100.00	-
Australian Electrical Supplies Pty Ltd	Australia	100.00	-
Blue Point Products Pty Ltd	Australia	100.00	-
Clipsal Australia Holding Pty Ltd	Australia	100.00	-
Clipsal Australia Pty Ltd	Australia	100.00	-
Clipsal Controlgear Pty Ltd	Australia	100.00	-
Clipsal Extrusions Pty Ltd	Australia	100.00	-
Clipsal Integrated Systems Pty Ltd	Australia	100.00	-
Clipsal Technologies Australia Pty Ltd	Australia	100.00	-
Efficient Energy Systems Pty Ltd	Australia	100.00	-
MGE UPS Systems Australia Pty Ltd	Australia	84.84	-
Nu-Lec Industries Pty Ltd	Australia	100.00	100.00
SE Australia Holding PTY	Australia	100.00	100.00
Schneider Electric Australia Pty Ltd	Australia	100.00	100.00
TAC Pacific Pty Ltd	Australia	100.00	100.00
Team Security Solutions Pty Ltd	Australia	100.00	-
Techrack Pty Ltd	Australia	100.00	-
Beijing Merlin Great Wall Computer Room Equipment & Engineering	China	50.90	-
MGE North Asia Shanghaï	China	67.87	-
Pro Face International Shanghaï	China	99.78	-
Schneider Beijing Low Voltage	China	95.00	95.00
Schneider Beijing Medium Voltage	China	95.00	95.00
Schneider Busway (Guangzhou) Ltd	China	95.00	95.00
Schneider Electric China Invest Co Ltd	China	100.00	100.00
Schneider Electric Low Voltage (Tianjin) Cy Ltd	China	75.00	75.00
Schneider Electric Supply Beijing Co Ltd	China	100.00	100.00

		% interest Dec. 31 2004	% interest Dec. 31 2003
Schneider Fuji Breakers (Dalian)	China	60.00	-
Schneider Shanghaï Apparatus parts Manufacturing	China	100.00	-
Schneider Shanghaï Industrial Control	China	80.00	80.00
Schneider Shanghaï Low Voltage Term. Apparatus	China	60.00	60.00
Schneider Shanghaï Power Distribution Electric App.	China	80.00	80.00
Schneider Shanghaï Supply Components Ltd	China	100.00	100.00
Schneider Shilin Suzhou Transformers	China	100.00	51.00
Schneider (Suzhou) Drives Company ltd	China	90.00	90.00
Schneider Suzhou Enclosure Systems Co Ltd	China	100.00	-
Schneider Wingoal	China	100.00	-
Shanghai Manufacturing	China	84.84	-
Tianjin Merlin Gerin Co Ltd	China	75.00	75.00
UPE Electronics Shenzen	China	42.42	-
Wu Xi Factory	China	99.75	98.70
MGE UPS Systems Korea Co. Ltd	South Korea	84.84	-
Pro Face Korea	South Korea	99.75	98.70
Samwha EOCR Co.ltd	South Korea	80.00	80.00
Schneider Electric Korea Ltd	South Korea	100.00	100.00
Clipsal Industries HK Ltd	Hong Kong	100.00	-
Full Excel Pty Ltd	Hong Kong	100.00	-
MGE China / Hong Kong Ltd	Hong Kong	67.87	-
Schneider Busway Limited	Hong Kong	100.00	100.00
Schneider Electric Hong Kong Ltd	Hong Kong	100.00	100.00
TAC Pacific HK Ltd	Hong Kong	100.00	100.00
P.T Mega Gelar Elektronil Ometraco	Indonesia	84.84	-
PT Schneider Electric Indonésia	Indonesia	100.00	100.00
Schneider Electric Manufacturing Batam	Indonesia	100.00	80.00
Digital Electronics Corporation	Japan	99.75	98.70
Schneider Electric Japan Ltd	Japan	100.00	100.00
Toshiba Schneider Electric Ltd	Japan	83.45	60.00
Toshiba Schneider Inverter Corp.	Japan	60.00	29.40
MGE UPS Systems Malaisia SDN BHD	Malaysia	84.84	-
Schneider Electric Industries Sdn Bhd	Malaysia	100.00	100.00
Schneider Electric Malaysia Sdn Bhd	Malaysia	30.00	30.00
CER Technologies Pty Ltd	New Zealand	100.00	-
Clipsal Industries NZ Ltd	New Zealand	100.00	-
PDL Electronics	New Zealand	60.00	100.00
Schneider Electric New Zealand Holdings Ltd (sub-group 1 subsidiary)	New Zealand	100.00	100.00
MGE UPS Philippines Inc.	Philippines	84.84	-
Schneider Electric Philippines Inc	Philippines	100.00	100.00
Andover Controls Singapore Pty Ltd	Singapore	100.00	-
MGE Asia Pte Ltd	Singapore	84.84	-
MGE Logistics South East Asia pacific Pte Ltd	Singapore	84.84	-
TAC Control Asia	Singapore	100.00	100.00
Schneider Electric Export Services	Singapore	100.00	100.00
Schneider Electric Industrial Development Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric Logistic Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Overseas Asia Pte Ltd	Singapore	100.00	100.00
Schneider Electric Singapore Pte Ltd	Singapore	100.00	100.00
Schneider Electric South East Asia (HQ) Pte Ltd	Singapore	100.00	100.00
Pro Face Taïwan	Taiwan	69.82	69.09
Schneider Electric Taïwan Co Ltd	Taiwan	100.00	100.00
MGE UPS Systems S.A.	Thailand	84.84	-
Pro Face South East Asia Pacific	Thailand	99.75	-

		% interest Dec. 31 2004	% interest Dec. 31 2003
Schneider Electric Thaïland Co Ltd	Thailand	100.00	100.00
Schneider Thaïland Ltd	Thailand	100.00	100.00
Square D Company Thaïland Ltd	Thailand	100.00	100.00
Schneider Electric Vietnam Ltd	Vietnam	100.00	100.00
Accounted for by the equity method			
IPower Solutions Pty Ltd	Australia	-	30.00
Clipsal Asia Holding	Hong Kong	50.00	-
Schneider Electric Engineering Ltd	Japan	40.00	40.00
EFI Asia Pacific PTE Ltd	Singapore	-	50.00

REST OF THE WORLD

Fully consolidated			
Alight Investments Holdings Pty Ltd	South Africa	100.00	-
Clipsal Industries Pty Ltd	South Africa	100.00	-
Clipsal South Africa Pty Ltd	South Africa	100.00	-
Hoist-Tec (Pty) Ltd	South Africa	100.00	75.00
Merlin Gerin SA (Pty) Ltd (Conlog)	South Africa	79.60	79.60
MGE UPS Systems SA Pty Ltd	South Africa	84.84	-
Nu-Lec Africa Pty	South Africa	49.00	-
Schneider Automation Pty Ltd	South Africa	-	100.00
Schneider Electric South Africa Pty Ltd	South Africa	100.00	100.00
Schneider Electric Algérie SARL	Algeria	100.00	100.00
EPS Ltd	Saudi Arabia	51.00	51.00
Plasnavi SA	Argentina	100.00	100.00
Schneider Electric Argentina	Argentina	100.00	100.00
Palatine Ridge Insurance Company Ltd	Bermuda	100.00	100.00
SHL	Bermuda	100.00	100.00
CDI Power	Brazil	100.00	100.00
Crouzet Brésil	Brazil	100.00	100.00
Primelectrica	Brazil	100.00	100.00
Schneider Electric Brasil LTDA	Brazil	100.00	100.00
Schneider Electric Chile SA	Chile	99.96	99.96
Schneider de Colombia SA	Colombia	79.98	79.98
SEP Le Guavio	Colombia	100.00	100.00
Schneider Centroamerica SA	Costa Rica	100.00	100.00
Schneider Electric Distribution Company	Egypt	78.23	78.23
Schneider Electric Egypt SA	Egypt	81.49	81.49
Schneider Electric FZE	United Arab Emirates	100.00	100.00
Square D Foreign Sales Corporation	Virgin Islands	92.31	92.31
LK India Private Ltd	India	80.67	80.67
Schneider Electric India Private Ltd	India	100.00	100.00
Schneider Electric Industries Iran	Iran	67.00	67.00
Telemecanique Iran	Iran	100.00	100.00
Schneider Electric LLP	Kazakhstan	100.00	-
Eastmed	Lebanon	96.00	-
Crouzet Maroc	Morocco	100.00	100.00
MGE UPS Maroc SA	Morocco	84.84	-
Schneider Electric Maroc	Morocco	100.00	100.00
Schneider Electric Peru SA	Peru	100.00	100.00
Metesan Lexel Elektrik Malzemeleri Sanayi Ve Ticaret AS	Turkey	100.00	100.00
MGE UPS Systems Bilgisayar Sistemleri Ticaret A.S	Turkey	84.84	-
Schneider Elektrik AS	Turkey	100.00	100.00
Schneider Electric Venezuela SA	Venezuela	91.88	91.88

6 Reconciliation between the French GAAP and IFRS accounts

1 - Reconciliation of accounts

The following tables reconcile the 2004 financial statements prepared in accordance with French generally accepted accounting principles and rules (French GAAP) to the 2004 financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

They show the adjustments made to the opening and closing balance sheets and the 2004 income statement. The first full set of IFRS financial statements published by the Group in the format prescribed by IFRS 1 – First-Time Adoption Of IFRS will concern the 2005 fiscal year.

June 30, 2005 interim financial statements will be prepared and presented under IFRS.

The IFRS figures presented below are based on the IFRSs and IASs endorsed by the European Union in regulations 1725/2003, 707/2004, 2086/2004, 2236/2004, 2237/2004 and 2238/2004 and in the Accounting Regulatory Committee's opinion dated December 20, 2004.

The options and exemptions applied here are, in most likelihood, those that Schneider Electric will use to establish its initial IFRS financial statements in 2005. Any eventual changes in IFRS principles in 2005 could lead to modifications in the opening balance sheet at January 1, 2004 and the full-year 2004 IFRS accounts when the initial 2005 consolidated financial statements are published.

IFRSs/IASs are applicable from either January 1, 2004 or January 1, 2005. In particular, IAS 32 and IAS 39 have not been applied in the 2004 IFRS accounts because the European regulations referred to above stipulate that they are applicable on a prospective basis from January 1, 2005.

1.1 - Opening balance sheet

Assets

(in millions of euros)	*Notes*	Jan. 1, 2004 French GAAP	*Restatements*	Jan. 1, 2004 IFRS
Non-current assets				
Goodwill, net	*2.3-2*	3,512.8		3,512.8
Intangible assets	*2.3-1*	270.7	*1.3*	272.0
Property, plant and equipment	*2.4-3*	1,439.1	*(9.3)*	1,429.8
Assets held for sale	*2.4-3*	0.0	*14.8*	14.8
Investments				
Investments accounted for by the equity method		60.5		60.5
Available for sale financial assets	*2.5*	369.6		369.6
Other financial assets		585.4		585.4
Total investments		**1,015.5**	***0.0***	**1,015.5**
Deferred taxes	*2.3-4*	747.2	*175.9*	923.1
Other non current assets	*2.3-5*	315.6	*(315.2)*	0.4
Total non-current assets		**7,300.9**	***(132.5)***	**7,168.4**
Current assets				
Inventories and work in progress	*2.3-3*	1,124.1	*36.2*	1,160.3
Trade accounts receivable	*2.3-6*	1,781.3	*(31.6)*	1,749.7
Other receivables and prepaid expenses	*2.3-1 ; 2.4-5*	627.0	*(40.4)*	586.6
Cash and cash equivalents	*2.5*	3,087.5		3,087.5
Total current assets		**6,619.9**	***(35.8)***	**6,584.1**
Total assets		**13,920.8**	***(168.3)***	**13,752.5**

Liabilities

(in millions of euros)	Notes	Jan. 1, 2004 French GAAP	Restatements	Jan. 1, 2004 IFRS
Shareholder's equity				
Capital stock		1,854.7		1,854.7
Additional paid in Capital		4,290.8		4,290.8
Retained earnings		1,724.6	*(714.6)*	1,010.0
Cumulative translation adjustment	*2.4-2*	(211.4)	*211.4*	0.0
Shareholder's equity (excluding minority interests)		**7,658.7**	***(503.2)***	**7,155.5**
Minority interests		**74.9**	***(0.5)***	**74.4**
Shareholder's equity		**7,733.6**	***(503.7)***	**7,229.9**
Provisions for losses and contingencies				
Provisions for pensions	*2.3-5*	672.5	*419.5*	1,092.0
Provisions for contingencies	*2.4-5*	156.7	*(17.8)*	138.9
Total provisions for losses and contingencies		**829.2**	***401.7***	**1,230.9**
Long-term liabilities				
Ordinary and convertible bonds	*2.5*	1,200.0		1,200.0
Perpetual bonds	*2.5*	113.6		113.6
Long term portion of financial debt	*2.4-3*	121.7	*5.0*	126.7
Deferred taxes	*2.3-4*	92.2	*(42.5)*	49.7
Other long term liabilities		40.5		40.5
Total non-current liabilities		**1,568.0**	***(37.5)***	**1,530.5**
Current liabilities				
Customer prepayments		56.2		56.2
Trade accounts payable		1,176.7		1,176.7
Accrued taxes and payroll costs		663.1		663.1
Other payable and accrued liabilities	*2.4-5*	641.0	*(28.8)*	612.2
Short-term portion of financial debt		1,253.0		1,253.0
Total current liabilities		**3,790.0**	***(28.8)***	**3,761.2**
Total liabilities		**13,920.8**	***(168.3)***	**13,752.5**

(in millions of euros)		
Shareholder's equity - French GAAP - Jan. 1, 2004		7 658.7
IFRS restatements	***Notes***	
Pensions	*2.3-5*	(734.7)
Additional deferred taxes	*2.3-4*	(49.6)
Rebates	*2.3-6*	(31.7)
Inventory restatement	*2.3-3*	36.2
Discounting of provisions	*2.4-5*	17.8
Elimination of deferred charges	*2.3-1*	(10.0)
Other misc.		0.8
Deferred tax impact of restatements	*2.3-4*	268.0
Shareholder's equity - IFRS - Jan. 1, 2004		7,155.5

Assets

(in millions of euros)	Notes	Dec. 31, 2004 French GAAP	Restatements	Dec. 31, 2004 IFRS	Jan. 1, 2004 IFRS
Non-current assets					
Goodwill, net	2.3-2	4,077.7	384.6	4,462.3	3,512.8
Intangible assets	2.3-1	846.5	48.0	894.5	272.0
Property, plant and equipment	2.4-3	1,458.8	(2.1)	1,456.7	1,429.8
Assets held for sale	2.4-3		7.6	7.6	14.8
Investments					
Investments accounted for by the equity method		65.3	0.0	65.3	60.5
Available for sale financial assets	2.5	154.3	0.0	154.3	369.6
Other financial assets		288.1	0.0	288.1	585.4
Total investments		**507.7**	**0.0**	**507.7**	**1,015.5**
Deferred taxes	2.3-4	752.8	77.5	830.3	923.1
Other non current assets	2.3-5	262.1	(262.1)	0.0	0.4
Total non-current assets		**7,905.6**	**253.5**	**8,159.1**	**7,168.4**
Current assets					
Inventories and work in progress	2.3-3	1,369.7	39.7	1,409.4	1,160.3
Trade accounts receivable		2,135.7	0.0	2,135.7	1,749.7
Other receivables and prepaid expenses	2.3-1 ; 2.4-5	571.5	(42.4)	529.1	586.6
Cash and cash equivalents	2.5	1,062.8	0.0	1,062.8	3,087.5
Total current assets		**5,139.7**	**(2.7)**	**5,137.0**	**6,584.1**
Total assets		**13,045.3**	**250.8**	**13,296.1**	**13,752.5**

Liabilities

(in millions of euros)	*Notes*	Dec. 31, 2004 French GAAP	*Restatements*	Dec. 31, 2004 IFRS	Jan. 1, 2004 IFRS
Shareholder's equity					
Capital stock		1,809.6	*0.0*	1,809.6	1,854.7
Additional paid in capital		4,049.9	*0.0*	4,049.9	4,290.8
Statement of recognized income and expenses	*2.3-5*	0.0	*22.3*	22.3	0.0
Retained earnings		2,023.8	*(426.0)*	1,597.8	1,010.0
Cumulative translation adjustment	*2.4-2*	(308.2)	*223.7*	(84.5)	0.0
Shareholder's equity (excluding minority interests)		**7,575.1**	***(180.0)***	**7,395.1**	**7,155.5**
Minority interests		**69.0**	***3.8***	**72.8**	**74.4**
Shareholder's equity		**7,644.1**	***(176.2)***	**7,467.9**	**7,229.9**
Provisions for losses and contingencies					
Provisions for pensions	*2.3-5*	660.9	*365.3*	1,026.2	1,092.0
Provisions for contingencies	*2.4-5*	208.7	*(16.4)*	192.3	138.9
Total provisions for losses and contingencies		**869.6**	***348.9***	**1,218.5**	**1,230.9**
Long-term liabilities					
Ordinary and convertible bonds	*2.5*	1,200.0	*0.0*	1,200.0	1,200.0
Perpetual bonds	*2.5*	73.3	*0.0*	73.3	113.6
Long term portion of financial debt	*2.4-3*	20.8	*4.1*	24.9	126.7
Deferred taxes	*2.3-4*	101.5	*101.7*	203.2	49.7
Other long term liabilities		104.4	*0.0*	104.4	40.5
Total non-current liabilities		**1,500.0**	***105.8***	**1,605.8**	**1,530.5**
Current liabilities					
Customer prepayments		69.8	*0.0*	69.8	56.2
Trade accounts payable		1,314.6	*0.0*	1,314.6	1,176.7
Accrued taxes and payroll costs		849.5	*0.0*	849.5	663.1
Other payable and accrued liabilities	*2.4-5*	543.4	*(27.7)*	515.7	612.2
Short-term portion of financial debt		254.3	*0.0*	254.3	1,253.0
Total current liabilities		**3,031.6**	***(27.7)***	**3,003.9**	**3,761.2**
Total liabilities		**13,045.3**	***250.8***	**13,296.1**	**13,752.5**

Consolidated Statement of Income

(in millions of euros except for earnings per share)	Notes	Dec. 31, 2004 French GAAP	Restatements	Dec. 31, 2004 IFRS
Sales	2.3-6	**10,365.3**	***(16.0)***	**10,349.3**
Cost of sales	2.3-1	(5,965.1)	*(212.3)*	(6,177.4)
Gross Margin		**4,400.2**	***(228.3)***	**4,171.9**
Research and development expenses	2.3-1	(535.2)	*240.1*	(295.1)
Selling, general and administrative expenses		(2,554.3)	*(36.1)*	(2,590.4)
Operating income		**1,310.7**	***(24.3)***	**1,286.4**
Financial expense, net		(65.9)	*6.6*	(59.3)
Income from continuing operations before tax		**1,244.8**	***(17.7)***	**1,227.1**
Exceptional items	2.2	(96.3)	*96.3*	0.0
Income tax		(333.1)	*(32.1)*	(365.2)
Net income of fully consolidated companies before amortization of goodwill		**815.4**	***46.5***	**861.9**
Amortization of goodwill	2.3-2	(217.1)	*217.1*	0.0
Group's share of income/(loss) of equity investments		(3.6)		(3.6)
Net income/(loss) before minority interests		**594.7**	***263.6***	**858.3**
Minority interests		(30.1)	*(4.3)*	(34.4)
Net income/(loss) (attributable to Schneider Electric SA)		**564.6**	***259.3***	**823.9**
Earnings/(loss) per share (in euros)	2.2	2.56		3.73
Diluted earnings/(loss) per share (in euros)	2.2	2.55		3.72

(in millions of euros)

Net income (attributable to Schneider Electric SA) - French GAAP - Dec. 31, 2004		**564.6**
IFRS restatements	***Notes***	
Amortization of goodwill	*2.3-2*	217.1
Capitalization of development costs	*2.3-1*	45.6
Reversal of actuarial gain and loss amortization	*2.3-5*	38.7
Stock options expense	*2.3-7*	(8.9)
Others		3.2
Deferred tax impact of restatements		(32.1)
Minority interests		(4.3)
Net income (attributable to Schneider Electric SA) - IFRS - Dec. 31, 2004		**823.9**

2 - Impact on the consolidated financial statements

2.1 - Adjustments arising from the first-time adoption of IFRS

The opening IFRS balance sheet at January 1, 2004 has been prepared using the following options allowed under IFRS 1- *First-Time Adoption Of IFRS:*

□ Business combinations carried out prior to January 1. 2004 have not been restated.

□ Cumulative unrecognized actuarial gains and losses for defined benefit plans (off balance sheet) have been recognized as liabilities through equity.

□ Cumulative translation adjustments have been reset to zero against retained earnings with no impact on total equity at January 1, 2004.

□ IAS 39 will be applied prospectively from January 1, 2005.

The other options available under IFRS 1 have not been used, particularly that of remeasuring property, plant and equipment and intangible assets at fair value.

2.2 - Financial statements presentation

■ Income statement presentation

The presentation of the income statement has been changed to comply with IAS 1. The main change concerns items classified as exceptional in the French GAAP accounts which are reported above the line in the IFRS income statement in operating revenue or expense.

In addition research and development costs have been reclassified, as explained in note 2.3.1 below.

■ Earnings per share

Earnings per share in the French GAAP accounts are already calculated in accordance with IAS 33 - *Earnings Per Share.*

Diluted earnings per share are calculated by adjusting net income and the number of shares outstanding for the dilutive effect of exercise of outstanding stock options. The dilutive effect of stock options is determined by applying the "treasury stock" method (theoretical number of shares purchased at average market price with assumed proceeds from exercise of rights).

■ Balance sheet presentation

In accordance with IAS 1 - *Presentation of Financial Statements,* the balance sheet separates current and non-current assets and liabilities. To facilitate comparison, the same presentation has been used for the French GAAP figures.

■ Cash flow statement presentation

Preparation and presentation of the French GAAP statement of cash flows complies with the requirements of IAS 7 - *Cash Flow Statements.*
Restatements under IFRS have no impact on cash flow.

2.3 - Changes in accounting principles and policies

2.3.1 - Intangible assets

■ *Intangible assets generated by research and development activities*

The Schneider Electric Group currently invests the equivalent of around 5 % of sales in research and development.

Of this amount, development costs for new products and comprehensive product upgrades may be capitalized under IAS 38 - *Intangible Assets.*

In 2004, systems were set up to track and capitalize these costs. As a consequence, only development costs for new products launched since 2004 are capitalized in the IFRS accounts.

Development costs capitalized in 2004 amount to €46 million. These costs are being amortized over the estimated life of the underlying technology, which averages 5 years.

A substantial proportion of development costs consists of maintenance or quality value engineering costs for existing products, which do not qualify for capitalization under IAS 38. In the IFRS accounts, these costs continue to be charged directly to the income statement; however, they are reclassified under "Cost of sales" and included in the carrying value of inventories where appropriate. Only research expenses remain presented as "Research and Development expenses" as they are not capitalizable.

The resulting effects in the Statement Income are as follows:

□ Capitalization of qualifying development costs for €46 million.

□ Reclassification as "cost of sales" for €195 million of maintenance and quality value engineering costs included in the value of inventories (see 2.3-3 below).

□ The amount reported under "Research and development expenses" corresponds solely to research costs.

□ Intangible assets previously recognized in the balance sheet

All intangible assets carried in the opening French GAAP balance sheet at January 1, 2004 comply with the definition contained in IAS 38.

Deferred charges recognized in the French GAAP balance sheet have been reclassified under intangible assets (€1 million at January 1, 2004 and €2 million at December 31, 2004) or eliminated (€ 10 million at January 1, 2004 and € 12 million at December 31, 2004).

No changes have been made to amortization periods.

▪ Intangible assets acquired
in connection with business combinations

Under IFRS 3 - *Business Combinations,* intangible assets of the acquired company must be recognized separately from goodwill where the assets concerned qualify for recognition as intangible assets under IAS 38. These intangible assets are also recognized in the French GAAP accounts and adoption of IFRS 3 does not therefore result in any adjustment to the 2004 accounts.

2.3.2 - Goodwill

As explained above, the Group has decided not to restate acquisitions made prior to January 1, 2004.

Goodwill arising on business combinations carried out in 2004 and business combinations carried out in 2003 and still open at January 1, 2004 has been reported in the French GAAP accounts in accordance with IFRS 3 - *Business Combinations.*

Goodwill is carried at net book value as of January 1, 2004 and is no longer amortized. At December 31, 2004, this change of method has a favorable impact of € 217 million on 2004 income in the IFRS accounts, and € 209 million on the balance sheet after taking into account foreign currency translation impacts.

Goodwill has also been restated by € 176 million to take into account deferred tax liabilities on brands purchased in 2004.

French GAAP (standard CRC 2002-10) comply with IAS 36 - *Impairment Of Assets,* and goodwill has been tested for impairment on the same basis in both the French GAAP and the IFRS accounts.

2.3.3 - Inventory measurement

Inventory measurement has been reviewed in order to take into account part of development costs.

The carrying value of inventories in the IFRS balance sheet includes quality value engineering costs and amortization of capitalized development costs.

This change of valuation method has the effect of increasing the value of inventories by € 36 million at January 1, 2004 and by € 40 million at December 31, 2004.

2.3.4 - Deferred taxes

In the French GAAP accounts, deferred taxes are recognized for all temporary differences between the book value of assets and liabilities and their tax basis, except for deferred taxes on non-amortizable intangible assets and that cannot be sold separately from the acquired entity (§ 313 of standard CRC 99-02), corresponding in practice to trademarks.

Under French GAAP deferred tax assets and liabilities are discounted where significant and when reversals can be reliably scheduled.

Application of IAS 12 - *Income Taxes,* has the following impacts:

- Deferred tax liability is recognized on trademarks purchased in connection with business combinations. At January 1, 2004. the impact on equity is € 17 million. For 2004 business combinations, the impact is € 176 million with corresponding increase in goodwill (see 2.3-2 above).
- Deferred taxes are not discounted, resulting in an increase of € 33 million in deferred tax liabilities at January 1, 2004.

Deferred taxes are included in non-current assets and liabilities in accordance with IAS 1 - *Presentation Of Financial Statements,* which requires a distinction to be made between current and non-current items.

The other adjustments to deferred taxes arise from adjustments made in application of other standards. They include:

- Deferred tax liability recognized in respect of the change in inventory valuation (€ 13 million at January 1, 2004 and € 14 million at December 31, 2004).
- Deferred tax liability recognized in respect of capitalized development costs for € 16 million at December 31, 2004 (see note 2.3.1 above).
- Deferred tax asset recognized in respect of the additional obligation reported for defined benefit plans (mainly actuarial gains and losses) in the IFRS balance sheet (see note 2.3.5 below): € 274 million at January 1, 2004 and € 248 million at December 31, 2004.

Deferred tax assets and liabilities are offset when they relate to the same taxable entity and are expected to be settled in the same period.

2.3.5 - Employee benefits

Employee benefit obligations are identified and measured in the French GAAP accounts using methods that are similar to those set out in IAS 19 - *Employee Benefits.* These methods are described in the 2004 Annual Report (note 15 to the consolidated financial statements).

In connection with the changeover to IFRS, the Group has performed a comprehensive review of its obligations towards employees. Some plans, in particular European retirement and healthcare plans, that were previously qualified as defined contribution plans constitute defined benefit plans under IAS 19 and have therefore been requalified. In addition, as explained above, unrecognized cumulative actuarial gains and losses and past service costs have been recognized as employee benefit liabilities by adjusting retained earnings, as allowed under IFRS 1 - *First-Time Adoption Of IFRS.* The total effect of these restatements in the balance sheet is € 735 million at January 1, 2004.

Plan assets have been reclassified as a deduction of corresponding plan liabilities (€ 315 million at January 1, 2004 and € 262 million at December 31, 2004).

Net effect on pension and other post employment benefit liabilities is € 420 million at January 1, 2004 and € 365 million at December 31, 2004.

The absence of amortization of actuarial gains and losses recognized in the balance sheet has an effect of € 38 million on the 2004 IFRS income statement. of which € 20 million is reported in administrative costs and € 18 million in cost of sales.

Going forward, the Group has decided to recognize all actuarial gains and losses in shareholders' equity, on the line "Statement Of Recognized Income and Expenses ("SORIES")", as allowed in the amended version of IAS 19 (not yet endorsed by European Union). The amount for 2004 is € 22 million, net of tax.

2.3.6 - Revenue recognition

The revenue recognition policies applied in the French GAAP accounts are not materially different from the requirements of IAS 18 - *Revenue* and IAS 11 - *Long-Term Contracts:*

- Sales of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer.
- Long-term contract revenue is recognized by the percentage-of-completion method and a provision is booked for expected contract losses as soon as they are considered probable.
- Volume rebates granted to distributors are recognized as an expense from initial sales made by Schneider Electric to these distributors. The change in generating event has been recognized under French and IFRS financial statements as of January 1, 2004 and represents € 32 million.
- Certain cash discounts (€ 8.4 million in 2004) included in interest expense and certain sales incentives (€ 7.6 million in 2004) reported under selling expenses have been reclassified as a reduction of sales in the IFRS accounts.

2.3.7 - IFRS 2- Share-Based Payments

IFRS 2 applies to stock options granted after November 7, 2002 that do not vest prior to January 1, 2005.

The plans concerned are plan 21 dated February 5, 2003 (2,000,000 options exercisable as from February 5, 2007) and plan 24 dated May 6, 2004 (2,060,700 options exercisable as from May 6, 2008).

The Group has chosen to value options using the Cox Ross Rubinstein binomial option pricing model.

Based on market data at the grant dates, the total stock option expense for 2004 is € 8.9 million, reported under administrative expenses.

2.4 - Standards with little or no impact on the Group accounts

2.4.1 - Consolidation scope and methods

Application of the control criteria set out in IAS 27 - *Consolidated Financial Statements And Accounting For Investments In Subsidiaries* has not led to any change in the companies fully consolidated in the Group accounts.

The principles and methods described in Note 1.3 to the 2004 French GAAP consolidated financial statements are compliant with IFRS.

2.4.2 - Foreign currency translation

The cumulative translation adjustment has been reset to zero in the opening IFRS balance sheet at January 1, 2004, as allowed under IFRS 1. The impact of reclassification within shareholder's equity at January 1, 2004 is € 211 million.

Adoption of IAS 21 and IAS 29 has no impact on the Group accounts because the foreign currency conversion and translation principles applied in the French GAAP accounts (note 1.4 and 1.5 to the 2004 French GAAP Consolidated Financial Statements) comply fully with the methods prescribed under IFRS.

2.4.3 - Property, plant and equipment and leases

Adoption of IAS 16 - *Property, Plant And Equipment* and IAS 40 - *Investment Property* has no impact on the Group accounts.

Property, plant and equipment consist mainly of manufacturing equipment dedicated to specific product lines and material parts of individual items of equipment are already depreciated separately in the French GAAP accounts.

Consequently, there is no need to change the assets' carrying value or depreciation schedules to comply with IAS 16. In addition, the Group does not own any investment property.

The Group has chosen to apply the benchmark treatment set out in IAS 16, which consists of measuring property, plant and equipment in the opening IFRS balance sheet at historical cost.

Adoption of IAS 17 - Leases has led to the restatement of certain non material leases. The impact is € 5.5 million on assets and € 5 million on financial debt as of January 1, 2004.

In accordance with IFRS 5 - *Non-Current Assets Held For Sale And Discontinued Operations*, assets held for sale at the year-end (consisting mainly of real estate) are reported separately for € 15 million at January 1, 2004 and € 8 million at December 31, 2004.

In the French GAAP accounts, borrowing costs for the acquisition of property, plant and equipment are recognized as an expense and no such costs are capitalized. This method corresponds to the benchmark treatment set out in IAS 23 - *Borrowing Costs*.

2.4.4 - Impairment of assets

As recommended by the French securities regulator (COB, now renamed AMF), the Group elected for early adoption – starting in 2002 – of standard CRC 2002-10 concerning impairment of assets. The method used to test assets for impairment complies with IAS 36 – *Impairment Of Assets* and the level (Cash Generating Unit) at which the recoverability of goodwill is assessed is also compatible with this standard.

The Group's business is highly sensitive to technological advances and property, plant and equipment are already tested for impairment at regular intervals.

For the purpose of preparing the IFRS accounts, IAS 36 is also being applied to intangible assets corresponding to capitalized development costs.

2.4.5 - Provisions for losses and contingencies

The changeover to IFRS has no impact on provisions for losses and contingencies because the criteria applied in the French GAAP accounts to recognize these items comply with IAS 37 – *Provisions, Contingent Liabilities And Contingent Assets.*

However, in the IFRS accounts, long-term provisions (due date over one year) for losses and contingencies have been discounted. The discounting adjustment posted to retained earnings amounts to € 18 million at January 1, 2004 and € 16 million at December 31, 2004.

Certain provisions reported as liabilities relate to impairment of assets and have been reclassified against the corresponding assets (€ 29 million at January 1, 2004 and € 28 million at December 31, 2004).

2.5 - Application of IAS 32 and IAS 39

IAS 32 – *Financial Instruments: Disclosure and Presentation* and IAS 39 – *Financial Instruments: Recognition and Measurement* will be applied prospectively as from January 1, 2005.

The choices concerning the designation of hedges. particularly hedges of intercompany transactions. may change depending on the outcome of the IASB's discussion of this topic.

IAS 32 and IAS 39 mainly apply to the following balance sheet items:

- □ Investments
- □ Cash and cash equivalents
- □ Financial instruments and derivatives
- □ Treasury stock.

□ Measurement of financial assets
(investments carried at cost and cash equivalents)

Securities available for sale will be remeasured at fair value and changes in fair value will be recognized directly in equity up to the date of sale. The Group's French GAAP accounts already include disclosures about the fair value of financial instruments (note 7 to the 2004 French GAAP consolidated financial statements).

□ Hedging transactions

The Group hedges currency. interest rate and commodity risks, as described *in note 20 to the* 2004 French GAAP consolidated financial statements.

□ Treasury shares

Schneider Electric shares carried in the French GAAP balance sheet under assets will all be reported as a deduction from shareholders' equity in the IFRS balance sheet, in accordance with IAS 32. The adjustment has no impact on the income statement.

If IAS 32 had been applied, the adjustments would have amounted to € 91 million at December 31, 2003 and € 87 million at December 31, 2004.

□ Financial liabilities

The impact of IAS 32 on the measurement and presentation of debt is not material.

2.6 - Application of IAS 14

IAS 14 - *Segment Reporting* requires more detailed information by segment, notably concerning assets, liabilities and operating cash flow. The Group has decided to use geographical segments for its primary segment reporting format and business segments for its secondary segment reporting format.

The notes to the financial statements will be reviewed to comply fully with IFRS requirements.

7 Auditors' Report on the Reconciliation between the French GAAP and IFRS Accounts

Free translation of the original report in French

Year ended December 31, 2004

To the Shareholders of Schneider Electric SA

As requested from us in our capacity as Statutory Auditors of Schneider Electric SA, we have audited the accompanying reconciliation tables presenting the impact of the transition to the International Financial Reporting Standards (IFRS) endorsed by the European Union on consolidated shareholders' equity and consolidated net income for the year ended December 31, 2004 (the "IFRS reconciliation tables").

The IFRS reconciliation tables were prepared under the Board of Directors' responsibility, as part of the transition to the IFRSs endorsed by the European Union for the preparation of the 2005 financial statements. The reconciliation was based on the financial statements for the year ended December 31, 2004, prepared in accordance with French generally accepted accounting principles and standards (French GAAP) and audited by us in accordance with professional standards applied in France. Based on our audit, we expressed an unqualified opinion on these financial statements. It is now our responsibility to express an opinion on the IFRS reconciliation tables, based on our audit.

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliation tables are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the data provided in the IFRS reconciliation tables. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS reconciliation tables have been prepared, in all material respects, in accordance with the rules described in the accompanying notes. These notes describe the manner in which IFRS 1 and the other International Financial Reporting Standards endorsed by the European Union have been applied and indicate which standards, interpretations, rules and accounting methods management believes will be applicable to the consolidated financial statements for the year ending December 31, 2005, based on the IFRSs endorsed by the European Union.

Without qualifying our opinion, we draw attention to note 1, which explains why the reconciled financial data for 2004 to be presented in the consolidated financial statements for the year ending December 31, 2005 may differ from the accompanying reconciled data.

The accompanying IFRS reconciliation tables have been prepared in connection with the transition to the IFRSs endorsed by the European Union for the financial statements for the year ending December 31, 2005. They do not constitute IFRS consolidated financial statements giving a true and fair view of the assets and liabilities, financial position and earnings of Schneider Electric and its subsidiaries in accordance with the IFRSs endorsed by the European Union.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Mazars & Guérard / Mazars	Barbier Frinault et Autres / Ernst & Young
Pierre Sardet Jean-Louis Simon	Christian Chochon Pierre Jouanne

8 Auditors' Report on the Consolidated Financial Statements

Free translation of the original report in French

Year ended December 31, 2004

To the Shareholders of Schneider Electric SA

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Schneider Electric SA and its subsidiaries for the year ended December 31, 2004.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on the financial statements, based on our audit.

Opinion on the consolidated financial statements

We conducted our audit in accordance with the professional standards applied in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and financial position of Schneider Electric SA and its subsidiaries as of December 31, 2004, and of the results of their operations for the year then ended in accordance with French generally accepted accounting principles and standards.

Without qualifying our opinion, we draw attention to note 1.19 to the consolidated financial statements, which describes a change in accrual method for volume discounts granted to distributors.

Basis of opinion

In accordance with Article L.225-235, paragraph 2, of the Commercial Code requiring the auditors to explain the basis of their opinion, we set out below information used in formulating our audit opinion:

□ As explained in note 1.19 to the consolidated financial statements, in compliance with Emerging Issues Task Force recommendation 2004-E concerning recognition of discounts and non-cash benefits, your Company reviewed its practices and harmonized its methods for accruing volume discounts granted to distributors. The note states that the change in accrual method led to the recognition of an additional accrual for discounts in an amount of € 20 million net of tax.

In our assessment of the accounting rules and guidelines applied by your Company, we obtained assurance on the substance of the change in accounting method and the manner in which it was presented.

□ As explained in note 12 to the consolidated financial statements, deferred tax assets recognized in the balance sheet at December 31, 2004 include € 439.6 million corresponding to tax loss carryforwards. The note also states that your Company expects to recover these deferred tax assets within six to ten years but cannot reliably forecast the periods in which the tax loss carryforwards will be used. As a result, deferred taxes are not discounted.

We obtained assurance about the reasonableness of the assumptions used to produce the estimates of future taxable income used to support assessments of the recoverability of these deferred tax assets.

□ As explained in notes 1.6 and 1.10 to the consolidated financial statements, goodwill is tested for impairment when factors exist indicating that the related assets may have suffered a loss of value. We reviewed, on a test basis, the indicators of a loss of value and the other information evidencing the absence of any loss of value.

□ Note 24 to the consolidated financial statements states that the cost of restructuring programs launched by Group units in 2004 amounted to € 88 million. These costs concern restructuring measures initiated or announced before December 31, 2004, for which provisions have been recorded based on an estimate of the costs to be incurred. We reviewed the approach used by the Group, based on currently available information.

As part of our review of the financial statements taken as a whole, our assessment of these accounting estimates was included in formulating our audit opinion, provided above.

Specific procedures

We also reviewed the information about the Group given in the report of the Board of Directors in accordance with French generally accepted accounting principles and standards. We have no matters to report concerning the fairness of this information and its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Mazars & Guérard / Mazars	Barbier Frinault et Autres / Ernst & Young
Pierre Sardet Jean-Louis Simon	Christian Chochon Pierre Jouanne

1 Balance Sheet at December 31, 2004

Assets

(€ thousands, at December 31)	Cost	Depreciation amortization, and provisions	2004 Net	2003 Net	2002 Net
Non-current assets					
Intangible assets (note 1a)					
Intangible rights	27,473.8	(27,473.8)	-	-	-
Property, plant and equipment (note 1b)					
Land	3,670.6	-	3,670.6	3,917.2	3,959.7
Buildings	288.1	(287.8)	0.3	0.3	383.6
Other	1,710.9	(503.5)	1,207.4	1,336.4	1,377.3
Investments (notes 2 & 3)					
Shares in subsidiaries and affiliates	1,918,376.0	(37,691.6)	1,880,684.4	1,875,648.5	1,882,691.9
Other investments	175,703.6	(16,355.5)	159,348.1	225,640.9	663,753.1
	2,094,079.6	**(54,047.1)**	**2,040,032.5**	**2,101,289.4**	**2,546,445.0**
Advances to subsidiaries and affiliates	2,973,190.7	(316.4)	2,972,874.3	2,012,784.3	2,029,691.7
Other	189,921.3	-	189,921.3	159,164.4	150,887.9
Total I	**5,290,335.0**	**(82,628.6)**	**5,207,706.4**	**4,278,492.0**	**4,732,745.2**
Current assets					
Accounts receivable					
Accounts receivable - trade	228.1	-	228.1	2,723.8	3,706.7
Other *(note 4)*	148,621.8	(16,843.7)	131,778.1	146,385.4	239,205.6
Cash and cash equivalents					
Marketable securities *(note 6)*	87,046.3	-	87,046.3	90,697.0	89,250.8
Advances to the Group cash pool *(note 7)*	2,654,393.7	-	2,654,393.7	4,625,145.9	3,951,732.0
Other	4.2	-	4.2	65.3	54.9
Total II	**2,890,294.1**	**(16,843.7)**	**2,873,450.4**	**4,865,017.4**	**4,283,950.0**
Accruals and other assets					
Prepaid expenses *(note 5)*	855.8	-	855.8	1,094.9	535.5
Deferred charges and bond call premiums	4,399.3	-	4,399.3	6,028.4	2,968.0
Conversion losses	10.1	-	10.1	10.6	2,330.0
Total assets	**8,185,894.3**	**(99,472.3)**	**8,086,422.0**	**9,150,643.3**	**9,022,528.7**

Liabilities and shareholders' equity

(€ thousands, at December 31)	2004	2003	2002
Shareholders' equity			
Capital stock (note 8)	1,809,553.4	1,854,737.4	1,926,503.2
Additional paid-in capital *(note 8)*	4,049,932.1	4,290,833.0	4,895,209.6
Reserves and retained earnings (note 8)			
Legal reserve	192,650.3	192,650.3	-
Retained earnings	169,239.3	-	-
Net income for the year	558,767.4	474,732.4	221,139.4
Untaxed provisions	425.0	425.0	425.0
Total I	**6,780,567.5**	**6,813,378.1**	**7,043,277.2**
Reserves for contingencies and pension accruals *(note 9)*			
Reserves for contingencies	8,911.8	10,914.7	14,462.4
Accruals for pensions	18,800.0	10,986.2	10,986.2
Total II	**27,711.8**	**21,900.9**	**25,448.6**
Liabilities			
Bonds *(note 10)*	1,200,000.0	2,151,000.0	1,450,000.0
Other borrowings *(note 11)*	70,437.0	95,797.0	427,179.2
Amounts payable to subsidiaries and affiliates	13.4	13.4	13.4
Short-term bank loans and overdrafts and other debt *(note 11)*	2,191.0	4,372.7	6,128.5
Accounts payable - trade	936.8	598.5	10,607.1
Accrued taxes and payroll costs *(note 12)*	1,295.7	309.5	786.6
Other liabilities *(note 13)*	2,168.6	61,928.0	58,641.9
Total III	**1,277,042.5**	**2,314,019.1**	**1,953,356.7**
Deferred income	1,100.2	1,345.2	446.2
Conversion gains	-	-	-
Total liabilities and shareholders' equity	**8,086,422.0**	**9,150,643.3**	**9,022,528.7**

The notes form an integral part of these financial statements.

 Statement of Income year ended December 31, 2004

Expenses

(€ thousands)	2004	2003	2002
Operating expenses			
Purchases and external charges	6,449.2	11,011.0	5,762.1
Taxes other than on income	1,466.6	2,937.9	2,584.0
Payroll costs	2,976.2	2,628.6	4,490.9
Depreciation, amortization and provision expense	4,117.0	1,450.7	2,864.4
Other operating expenses and joint-venture losses	148.8	460.7	-
	15,157.8	**18,488.9**	**15,701.4**
Financial expenses			
Interest expense	68,424.7	71,405.1	95,450.7
Provision expense	3,220.1	16,499.9	4,500.0
	71,644.8	**87,905.0**	**99,950.7**
Non-recurring expenses			
Net losses on disposals of fixed assets	8,133.4	58,922.9	389,961.9
Provision expense	6,875.0	35,789.4	97,737.0
Other	2,831.1	8,750.5	40,765.8
	17,839.5	**103,462.8**	**528,464.7**
Income tax expense	**4,156.0**	**5,835.4**	**-**
Net income	**558,767.4**	**474,732.4**	**221,139.4**
Total	**667,565.5**	**690,424.5**	**865,256.2**

Revenues

(€ thousands)	2004	2003	2002
Operating revenues			
Sales of services and other	1,254.1	4,225.7	2,470.6
	1,254.1	**4,225.7**	**2,470.6**
Financial income			
Dividend income	463,278.8	457,689.9	545,017.2
Interest income	164,001.7	174,763.6	128,220.4
Other	1,553.7	12,530.9	3,700.2
	628,834.2	**644,984.4**	**676,937.8**
Non-recurring income			
Net gains on disposals of fixed assets	1,403.3	1,524.7	349.0
Provision reversals and expense transfers	2,113.0	3,547.7	6,950.8
Other	9,376.2	10,135.5	20,413.2
	12,892.5	**15,207.9**	**27,713.0**
Income tax benefit and carryback credits *(note 12)*	**24,584.7**	**26,006.5**	**158,134.8**
Net loss	-	-	-
Total	**667,565.5**	**690,424.5**	**865,256.2**

The notes form an integral part of these financial statements

(All amounts in thousands of euros unless otherwise specified)

Accounting principles

The financial statements for the year ended December 31, 2004 have been prepared in accordance with French generally accepted accounting principles.

Significant events of the year

1. Share cancellation

On December 9, 2004, Schneider Electric SA cancelled 7 million shares held in treasury, thereby reducing shareholders' equity by €347.1 million (€56 million from capital stock and €291.1 million from additional paid-in capital).

Note 1: Non-current assets

Non-current assets are stated at cost.

1.a. Intangible assets

Intangible rights are amortized over a maximum of five years.

1.b. Property, plant and equipment

The €913 thousand net decrease in the cost of property, plant and equipment breaks down as follows:

Additions	6
Disposals	(919)

Accumulated depreciation decreased by €537 thousand, corresponding to depreciation for the year of €36 thousand less depreciation written off on disposals in the amount of €573 thousand.

Property, plant and equipment are depreciated by the straight-line method over their estimated useful lives, ranging from 3 to 10 years.

Note 2: Investments

	Cost at January 1 2004	Increases	Decreases	Cost at December 31, 2004
Shares in subsidiaries and affiliates	1,912,976.5	15,041.3	(9,641.8)	1,918,376.0
Other investment securities	241,996.4	283,917.6	(350,210.4)	175,703.6
Advances to subsidiaries and affiliates	2,013,120.8	1,607,028.5	(646,958.6)	2,973,190.7
Other	159,164.4	30,757.2	(0.3)	189,921.3
Total	**4,327,258.1**	**1,936,744.6**	**(1,006,811.1)**	**5,257,191.6**

The main movements for the year were as follows:

A - Increases

1) Shares in subsidiaries and affiliates:		
- Cofibel	18.5	
- Cofimines	6.8	
- Finaxa	10,908.6	
- Digital Holdings Co Ltd	2,310.6	
- Legrand SA	1,196.5	
- Elau Administration GmbH	598.8	
- Siap	1.5	15,041.3
2) Advances to subsidiaries and affiliates:		
- Schneider Electric Industries SAS	1,607,008.2	
- "SCI" non-trading real estate companies	20.3	1,607,028.5
3) Other investment securities:		
- Schneider Electric SA	283,917.6	283,917.6
4) Other:		
- Legrand ex-Fimaf/Legrand vendor line of credit (capitalized and accrued interest)	8,757.2	
- Elau GmbH deposit held in escrow	22,000.0	30,757.2
Total		**1,936,744.6**

B - Decreases

1) Shares in subsidiaries and affiliates:		
- Legrand SA	(1,297.7)	
- Siap	(8,057.1)	
- Other	(287.0)	(9,641.8)
2) Other investment securities:		
- Brime Technologies	(1,087.8)	
- Schneider Electric SA (1)	(349,122.6)	(350,210.4)
3) Advances to subsidiaries and affiliates:		
- Schneider Electric Industries SAS	(646,721.1)	
- "SCI" non-trading real estate companies	(237.5)	(646,958.6)
4) Other		
- Other	(0.3)	(0.3)
Total		**(1,006,811.1)**

(1) Of which € 347,060 from the cancellation of 7,000,000 shares on December 9, 2004.

The following table shows the proceeds from sales of investments and the related gains and losses:

	Net book value of investment	Sale price	Net gain (loss)
Brime Technologies	1,087.8	1,200.3	112.5
Schneider Electric SA	349,122.6	349,063.0	(59.6)
Legrand SA	1,297.7	1,299.0	1.3
Siap	8,057.1	0.0	(8,057.1)
Other (less than € 100,000)	287.0	253.5	(33.5)
Total	**359,852.2**	**351,815.8**	**(8,036.4)**

C - Classification

On December 9, 2004, Schneider Electric SA classified its treasury stock by intended purpose before canceling 7,000,000 shares.

Other investment	Number of shares	Value (millions of euros)
Plans 16, 17 and 18	1,616,967	80.2
Legrand Plan	768,275	38.1
Other	7,826,682	388.0

a) Merger difference: in 1997, a € 381,313.2 thousand merger difference was recognized on the merger of Merlin Gerin and Telemecanique into Schneider Electric SA, corresponding to the difference between the historical cost of the Merlin Gerin and Telemecanique shares in the accounts of Schneider Electric SA and the book value of the two companies' net assets. Equivalent to a fair value adjustment, the difference has been reported on a separate line of the Portfolio Analysis since 1998.

b) Carrying value of the Schneider Electric Industries SAS shares: an impairment test based on future cash flows discounted over 10 years or a comparable method gives a higher value than the cumulative historical cost of the Schneider Electric Industries SAS shares, amounting to € 1.53 billion at December 31, 2004. As a result, no impairment loss was recorded for the year.

c) At December 31, 2004, Schneider Electric SA held 3,211,924 shares in treasury stock, acquired at a total cost of € 159.2 million.

Note 3: Allowances for impairment in value of investments

Allowances for impairment in value are recorded or adjusted at each year end based on a comparison between the historical cost of investments and their estimated fair value. Fair value corresponds to the Company's equity in the underlying net assets plus any unrealized gains. For recently-acquired investments, account is also taken of goodwill, the investment yield and the earnings outlook of the issuer. For listed investments, fair value is also based on market price. Unrealized gains on investments are not recognized.

Note 4: Other receivables

Other receivables break down as follows:

1) Receivables taken over from Spie Batignolles:	
Receivables related to:	
- the Pinglin contract	45,312.5
Receivables on real estate transactions	246.4
	45,558.9
2) Tax receivables	
Including: Carryback credits	**97,005.3**
3) Other receivables	**6,057.6**
Total	**148,621.8**

Note 5: Prepaid expenses

Prepaid expenses include:

Prepaid operating expenses	125.0
Prepaid interest on commercial paper and rate swaps	730.8
Total	**855.8**

Note 6: Marketable securities

Marketable securities include:

Certificates of deposit and mutual funds	24.5
Schneider Electric SA shares purchased in connection with the 14th, 15th and 16th Stock Option Plans	87,021.8
Total	**87,046.3**

On December 9, 2004, Schneider Electric SA classified its treasury stock by intended purpose.

	Number of shares	Value (millions of euros)
Plan 14	934,909	47.2
Plans 15 and 16	939,683	39.9

Note 7: Advances to the Group cash pool

This item corresponds to interest-bearing advances to the Group cash pool (Boissière Finance) that are recoverable on demand. The total includes € 60 million in commercial paper issued at the end of 2004.

Note 8: Shareholders' equity

The number of common shares issued and outstanding decreased from 231,842,170 at December 31, 2003 to 226,194,177 at December 31, 2004 as follows:

- 7 million shares cancelled as part of a capital decrease.
- 646,160 shares issued on exercise of management stock options.
- 705,847 shares issued as part of the worldwide employee share purchase plan.

No other securities have been issued carrying rights to a share in the Company's income.

The par value of the shares is € 8.

Movements in additional paid-in capital over the year were as follows:

Additional paid-in capital at December 31, 2003	**4,290,833.0**
1. Premiums on shares issued on exercise of options and in connection with the ESPP (net of share issuance costs)	50,159.1
2. Capital decrease	(291,060.0)
Additional paid-in capital at December 31, 2004	**4,049,932.1**

Additional paid-in capital at December 31, 2004 breaks down as follows:

Premiums on shares issued in connection with stock-for-stock offers	3,668,317.7
Premiums on shares issued for cash	350,312.0
Merger premiums (Schneider SA/ Spie Batignolles 1995 and others)	31,302.4
Premiums on shares issued on conversion of bonds and other	-
Total	**4,049,932.1**

The € 169,239 thousand in 2003 income remaining after distribution of the dividend was allocated to retained earnings.

Note 9: Reserves for contingencies and pension accruals

These items break down as follows:

	2004	2003
Reserves for contingencies:		
Contract risks	2,743.4	2,743.4
Other contingencies	6,158.3	8,171.3
Currency risks	10.1	-
Total	**8,911.8**	**10,914.7**
Pension accruals *(note 15 a)*	**18,800.0**	**10,986.2**

Other contingencies correspond to risks transferred to Schneider Electric in connection with divestments or mergers (Spie Batignolles) which have not yet entirely disappeared.

Unrealized exchange losses are reserved for when necessary. Where unrealized exchange gains and losses exist on investments and the related financing in the same currency and with the same maturity, the amount of the reserve is limited to the net loss.

Note 10: Bonds

1. On April 14, 1999, Schneider Electric SA issued € 750 million worth of 3.75% bonds due April 14, 2004. On May 28, 1999, it issued € 250 million worth of 3.75% bonds also due April 14, 2004. The second bond issue was treated as being fungible with the first issue and was partially redeemed in 2003, in an amount of € 49 million. The bonds, which were issued at a price corresponding to 99% of par, were traded on the Paris and Luxembourg markets. They were redeemed at maturity in 2004 in an amount of € 951 million.

2. On October 19 and 20, 2000, Schneider Electric issued € 400 million and € 50 million worth of 6.1275 % bonds due October 19, 2007. The bonds were issued at a price corresponding to 99.77 % of par.

The bonds are traded on the Paris and Luxembourg markets.

3. On October 31, 2003, Schneider Electric SA issued € 750 million worth of 3.875 % bonds due October 31, 2008. The bonds were issued at a price corresponding to 99.643 % of par.

The bonds are traded on the Luxembourg market.

Call premiums are being amortized over the life of the bonds.

Note 11: Other borrowings

Other borrowings at December 31, 2004 include commercial paper issued on the market by Schneider Electric SA on behalf of the Group in the amount of € 60 million and accrued interest on bonds of € 10.4 million (€ 35.8 million in 2003). The reduction in accrued interest was due to the redemption of a bond issue at maturity on April 14, 2004.

Short-term bank loans and overdrafts and other debt of € 2.2 million include bank overdrafts of € 0.1 million and miscellaneous debts of € 2.1 million.

Note 12: Accrued taxes and payroll costs

	2004	2003
Accrued taxes	964.6	108.9
Accrued payroll costs	331.1	200.6
Total	**1,295.7**	**309.5**

The income tax benefit for 2004 breaks down as follows:

2004 group relief gain	23,946.8
Other	637.9
Income tax benefit	**24,584.7**

The tax expense of € 4,156 thousand recognized in the Statement of Income mainly corresponds to long-term capital gains tax on intra-Group transactions and a tax receivable related to the tax group recorded as an expense.
Timing differences are not material.

Note 13: Other liabilities

Other liabilities can be analyzed as follows:

	2004	2003
Amounts due to companies in the tax group	-	25,038.2
Accrued expenses	1,069.2	1,155.5
Reimbursement of the *précompte* equalization tax	-	23,105.8
Current account advances and other	1,099.4	12,628.5
Total	**2,168.6**	**61,928.0**

Note 14: Maturities of receivables and payables

	Total	Due within 1 year	Due in 1 to 5 years	Due beyond 5 years
Non-current assets				
Advances to subsidiaries and affiliates	2,973,190.7	2,521,570.0	448,439.4	3,181.3
Other investments	189,921.3	-	-	189,921.3
Current assets				
Accounts receivable - trade	228.1	228.1	-	-
Other accounts receivable	148,621.8	4,385.2	144,236.6	-
Marketable securities	87,046.3	49,460.3	37,586.0	-
Prepaid expenses	855.8	373.1	482.7	-
Debt				
Bonds	1,200,000.0	-	1,200,000.0	-
Other borrowings	70,437.0	70,437.0	-	-
Amounts payable to subsidiaries and affiliates	13.4	-	13.4	-
Short-term bank loans and overdrafts and other debt	2,191.0	72.7	2,118.3	-
Accounts payable - trade	936.8	936.8	-	-
Accrued taxes and payroll costs	1,295.7	1,295.7	-	-
Other liabilities	2,168.6	1,204.0	964.6	-

Related party transactions (minimum 10% interest)

	Gross	Net
Shares in subsidiaries and affiliates	1,837,441.9	1,801,256.0
Advances to subsidiaries and affiliates	2,973,188.2	2,972,871.8
Accounts receivable	1,030.2	1,030.2
Amounts payable to subsidiaries and affiliates	3.0	3.0
Accounts payable	686.1	686.1
Revenues:		
- Dividends		460,197.5
- Interest		154,977.4

See note 7, dealing with advances to the Group cash pool (Boissière Finance).

Note 15: Other information

Pension obligations

The Company is committed to paying supplementary pension benefits to certain active and retired senior executives and managers. The related obligations have been accrued for in the amount of € 18.8 million.

Partnership obligations

Share of the liabilities of "SC" non-trading companies attributable to Schneider Electric SA as partner of the companies concerned: not material.

Share of the liabilities of "SNC" flow-through entities attributable to Schneider Electric SA as partner of the entities concerned: not material.

Financial commitments

Commitments given:	
- Counterguarantees of bank guarantees:	None
- Other guarantees given:	€ 6.6 million
Commitments received:	
- Bank counterguarantees:	None

Off-balance sheet instruments

The Company does not purchase or sell any off-balance sheet instruments. Hedging transactions are carried out by the manager of the Group cash pool, Boissière Finance, a wholly-owned subsidiary of Schneider Electric Industries SAS, which in turn is wholly-owned by Schneider Electric SA.

Exchange of Legrand shares

As part of its public exchange offer for Legrand SA, Schneider Electric SA made a commitment to exchange shares held upon exercise of options granted by Legrand for Schneider Electric shares. When Legrand SA was sold to KKR/Wendel Investissement, Schneider Electric SA set up a call and put system for the Legrand shares created through the exercise of said options. These shares are re-sold to Legrand SAS (formerly known as FIMAF), an investment vehicle of the KKR/Wendel Investissement consortium.

Subsidiaries and affiliates

Commitments related to subsidiaries and affiliates represent either contractual commitments to buy out minority shareholders of consolidated companies or earn-out payments due in respect of subsidiaries or affiliates previously acquired. These commitments totaled € 57.7 million at December 31, 2004.

Number of employees

At December 31, 2004, the Company had three employees.

Consolidated financial statements

Schneider Electric SA is the parent company of the Group and therefore publishes the consolidated financial statements of the Schneider Electric Group.

Group relief

Schneider Electric SA is the parent company of the tax group comprising all French subsidiaries that are over 95 %-owned.

4 Auditors' Report on the Financial Statements

Free translation of the original report in French

Year ended December 31, 2004

To the shareholders of Schneider Electric SA

In accordance with the terms of our appointment at the Annual Shareholders' Meeting, we hereby submit our report for the year ended December 31, 2004, on:

- Our examination of the accompanying financial statements of Schneider Electric SA.
- The basis of our opinion.
- The specific procedures and information required by law.

These financial statements have been approved by the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with French generally accepted auditing standards. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the assets and liabilities and financial position of the Company at December 31, 2004 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Basis of opinion

In accordance with Article L.225-235 of the Commercial Code requiring the auditors to explain the basis of their opinion, we set out below information used in formulating our audit opinion on the financial statements taken as a whole:

Notes 1 and 2 to the financial statements describe the accounting principles and methods used to value investments.

As part of our review of the financial statements taken as a whole, our assessment of these accounting estimates was included in formulating our audit opinion, provided above.

Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We have no comments to make on the fairness of the information given in the report of the Board of Directors and the documents sent to shareholders on the financial position and financial statements or its consistency with those financial statements.

As required by law, we have also verified that details of controlling and other interests acquired during the year and the identity of shareholders and holders of voting rights are disclosed in the report of the Board of Directors.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres	Mazars & Guérard
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

5 List of Securities at December 31, 2004

(€ thousands)

Number of shares	Company	Carrying value
A. Investments with a carrying value of more than € 15,000		
27,582,141	Schneider Electric Industries SAS	1,531,981.3
2,261,217	Finaxa	76,747.1
388,116	Infra +	23,632.7
225,000	Sovalmo	3,678.4
44,271	SELF	2,683.1
1,300	Vigéo SAS	130.0
5,000	SE 7 A SAS	45.0
5,000	SE 7 E SAS	45.0
5,000	SE 5 E SAS	45.0
5,000	SE 5 W SAS	45.0
2,494	Frantef	38.0
2,500	Secomorun	40.0
3,211,924	Schneider Electric SA treasury stock	159,208.4
		1,798,319.0
B. Investments with a carrying value of less than € 15.000		14.0
C. Investments in real estate companies		-
D. Investments in foreign companies		241,699.5
Total		**2,040,032.5**
Marketable securities		
10,080	Geodis	24.5
1,871,592	Schneider Electric SA shares (stock option plans no. 14, 15 and 16)	87,021.8
Total		**87,046.3**

6 Subsidiaries and Affiliates

(€ thousands)

Company	Capital	Reserves and retained earnings before appropriation of income for the year*	% interest
I. Subsidiaries and affiliates whose book value exceeds 1% of Schneider Electric SA's capital			
A. Subsidiaries (at least 50% owned)			
Schneider Electric Industries SAS 89 boulevard Franklin Roosevelt – 92500 Rueil Malmaison	441,314.3	1,312,660.4	100.00
Cofibel 18/20, avenue Winston Churchill - 1180 Brussels	55,362.2	49,518.34	99.62
Cofimines 18/20, avenue Winston Churchill - 1180 Brussels	41,522.2	30,710.75	99.80
B. Affiliates (10 to 50% owned)			
Infra + 3 rue des Marronniers – 94240 L'Haÿ-les-Roses	2,038.3	13,306.2	38.08
II. Other subsidiaries and affiliates			
A. Other subsidiaries			
a) French subsidiaries (aggregate)			
b) International subsidiaries (aggregate)			
B. Other affiliates			
a) French companies (aggregate)			
b) International companies (aggregate)			

**Including prior-year income or loss.*

Book value of shares – Cost	Book value of shares – Net	Loans and advances	Guarantees	Net sales for the year	Income or loss for the year	Dividends received
1,531,981.3	1,531,981.3	-	-	3,127,867.6	221,796.1	455,105.3
136,896.2	136,896.2	-	-	Holding company	1,692.4	5,016.1
82,607.9	82,607.9	-	-	Holding company	811.5	0
23,632.7	23,632.7	-	-	27,469.5	2,307.9	0
40,128.0	3,942.1	-	-	-	-	49.5
-	-	-	-	-	-	-
-	-	-	-	-	-	-
22,195.4	22,195.4	-	-	-	-	-

7 Five-year Financial Summary

	2000	2001	2002	2003	2004
Capital and Potential Capital at December 31					
Capital stock *(in thousands of euros)*	1,246,301.1	1,922,080.2	1,926,503.2	1,854,737.4	1,809,553.4
Shares in issue	155,787,643	240,260,029	240,812,905	231,842,170	226,194,177
Convertible bonds in issue *(in thousands)*	-	-	-	-	-
Maximum number of shares to be created *(in thousands)*:					
- Through conversion of bonds	191	-	-	-	-
- Through exercise of rights	3,261	4,587	4,226	2,271	3,169
Results of Operations *(in thousands of euros)*					
Sales net of VAT	2,728.5	1,368.1	1,979.5	1,896.2	1,208.3
Investment revenue, interest income and other revenue	443,613.6	740,644.2	676,937.9	640,884.3	627,388.8
Income before tax, depreciation, amortization and provisions	301,958.6	521,908.4	156,103.2	395,142.7	547,381.4
Income tax (IFA)	-	-	-	5,835.4	4,156.0
Net income	356,657.1	(811,224.0)	221,139.4	474,732.4	558,767.4
Dividends paid (1) excluding *précompte* equalization tax and tax credit	249,260.2	312,338.0	228,812.9 (2)	255,026.4	407,149.5 (3 and 4)
Per Share Data *(in euros)*					
Net income before depreciation, amortization and provisions	1.94	2.29	1.30	1.79	2.51
Earnings per share	2.29	(3.38)	0.92	2.05	2.47
Dividend per share, net of tax credit	1.60	1.30	1.00	1.10	1.80 (4)
Employees					
Average number of employees during the year	6	5	3	3	3
Total payroll for the year *(in thousands of euros)*	3,975.9	4,468.9	3,822.5	2,213.1	2,442.6
Total employee benefits paid over the year (payroll taxes, other benefits) *(in thousands of euros)*	901.7	914.1	668.3	415.5	533.6

(1) Dividends on shares held in treasury on the dividend payment date and the associated précompte tax are credited to retained earnings.

(2) After cancellation of 12 million shares.

(3) In conjunction with the elimination of the avoir fiscal tax credit and précompte equalization tax, an exceptional 25% exit tax will be due on dividends paid out in 2005. The exit tax will give rise to a tax credit in the same amount, that will be utilized or refunded in three equal installments over the next three years.

(4) Pending approval by shareholders at the Annual Meeting.

Report of the Board of Directors to the Annual and Extraordinary Shareholders' Meeting

Resolutions to be voted on in Annual Meeting

Approval of the annual financial statements - first resolution -

We ask you to approve the transactions and financial statements for the year, as presented, which show net income of € 558.7 million.

Approval of the consolidated financial statements - second resolution -

We also ask you to approve the consolidated financial statements, as presented, which show net income after amortization of goodwill of € 565 million, an increase of 30% from 2003.

Regulated agreements governed by article L.225-38 - third resolution -

No new agreements governed by articles L.225-38 et seq. of the Commercial Code were signed during the year.

You are asked to take note of the agreement governed by article L.225-38 signed in prior years that remained in force during 2004.

Income appropriation and dividend - fourth resolution -

First, we ask you to allocate to retained earnings the *précompte* equalization tax not paid to the French Treasury on 2004 dividends, in an amount of € 932,624.85, bringing total retained earnings to € 170,171,884.77.

Second, we recommend that income available for distribution, consisting of net income for the year of € 558,767,442.39 and the above amount credited to retained earnings, or a total of € 728,939,327.16, should be appropriated as follows:

Dividends	€ 407,149,518.60
Retained earnings	€ 321,789,808.56
Total	€ 728,939,327.16

If these appropriations are approved, the net dividend paid on each of the shares carrying rights to the 2004 dividend will amount to € 1.80.

The dividend will be paid on May 17, 2005.

Shareholders should note that France's 2004 Finance Act eliminated the *avoir fiscal* tax credit and *précompte* equalization tax. However, individual shareholders resident in France will be entitled to 50% tax relief on the total dividend received. They will also be entitled to a tax credit on all dividends received, capped at € 115 for single, divorced or widowed taxpayers and € 230 for couples filing jointly.

In addition, an exceptional 25% exit tax will be due on dividends paid out in 2005. The exit tax will give rise to a tax credit in the same amount that will be utilized or refunded in three equal installments over the next three years.

We remind you that dividends paid by Schneider Electric SA for the last three years were as follows:

	Net dividend	Avoir fiscal tax credit	Total revenue
2001 (1)	€ 1.3	-	€ 1.3
2002	€ 1.0	€ 0.5 (2) € 0.1 (3)	€ 1.5 € 1.1
2003	€ 1.1	€ 0.55 (2) € 0.11 (3)	€ 1.65 € 1.21

(1) Return of capital in lieu of a dividend that did not qualify for any tax credit and was not subject to personal income tax or the CSG or CRDS taxes in France.

(2) 50% tax credit

(3) 10% tax credit

Membership of the Board of Directors - fifth through eighth resolutions -

The Board of Directors wishes to pay its respects to Michel François-Poncet, who passed away on February 10, 2005. A member of the Board since 1986, Mr. François-Poncet was a major contributor to Schneider Electric's success, through his common sense, loyalty and perseverance.

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors recommends that shareholders elect Serge Weinberg as Director to replace Hans Friderichs, whose term expires at this Meeting and cannot be renewed due to the age limit set out in the bylaws

After graduating from France's Ecole Nationale d'Administration, Mr. Weinberg held several positions in the civil service and ministerial offices. He then served as Chief Operating Officer of French television channel FR3, Chief Executive Officer and Chairman of the Management Board of Havas Tourisme, and Managing Director of Banque Pallas Finance. In 1990, Mr. Weinberg joined what would become Pinault-Printemps-Redoute (PPR) when he became Chief Executive of CFAO. Within PPR, he served as Chairman of Rexel (formerly CDME), a electrical equipment distributor. In 1995, he was appointed Chairman of the PPR Management Board, a position he held until early 2005. Mr. Weinberg is Chairman and Chief Executive Officer of Weinberg Investments. As of May 12, 2005, he is also Chairman of the Supervisory Board of Gucci Group, a member of the FNAC Board of Directors and Tennessee's permanent representative on the Bouygues Board of Directors.

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors also recommends that shareholders elect Jérôme Gallot as Director to replace Caisse des Dépôts et Consignations, for which he is currently the permanent representative. He would serve for the rest of Caisse des Dépôts et Consignations' current term, which expires at the Annual Shareholders' meeting to be called in 2008 to approve the 2007 accounts. This replacement reflects the Board of Directors' policy that all Directors be individuals rather than legal entities.

Mr. Weinberg and Mr. Gallot would be Independent Directors, as defined in the Bouton report on corporate governance. Mr. Gallot's biographical details are provided in the chapter on Corporate Governance (page 27).

Based on the recommendation of the Remunerations and Appointments Committee, the Board of Directors also recommends that shareholders re-elect Henri Lachmann and René Barbier de La Serre, whose terms as Directors expire at the end of the Annual Shareholders' meeting.

Mr. Lachmann will be 70 years old in 2008. In accordance with the bylaws, you are therefore be asked to renew his term for only three years. Shareholders will decide whether to renew his term for four years at the Annual Meeting to be called in 2008 to approve the 2007 accounts.

Mr. Barbier de La Serre is an Independent Director, as defined in the Bouton report on corporate governance.

Mr. Lachmann's and Mr. Barbier de La Serre's biographical details are provided in the chapter on Corporate Governance (pages 25-26).

Attendance fees - ninth resolution -

At the combined Annual and Extraordinary Shareholders' Meeting of June 11, 2001, the maximum attendance fees payable to Directors were set at € 640,000. Part of the fees are allocated equally among the Directors and part are awarded based on attendance and on membership in one or more Committees of the Board of Directors. You are asked to increase the maximum attendance fees payable to Directors to € 800,000. The Board of Directors is seeking this authorization in part to increase the variable portion paid to its five non-French members, to compensate for their additional costs.

Share buybacks - tenth resolution -

You are asked to renew the authorization granted to the Company by shareholders at the Annual Meeting of May 6, 2004 to buy back its shares by any appropriate method, including through the use of derivatives, in accordance with the provisions of article L.225-209 of the Commercial Code.

The shares could be bought back to reduce the issued capital, or in connection with stock option plans, or in connection with a plan to grant shares without consideration or convertible debt securities, or to finance an acquisition.

Some of the shares acquired could be cancelled in accordance with the twentieth resolution approved by shareholders at the Extraordinary General Meeting of May 6, 2004.

Acting on authorizations granted by shareholders in 2004, your Company bought back 4,113,967 shares on February 16, 2005 at an average price of € 51.72 per share. On December 9, 2004, the Board of Directors cancelled 7 million shares.

You are asked to authorize the Company to purchase shares representing at most 10% of the issued capital as of December 31, 2004, or 22,619,417 shares. The maximum purchase price would be € 90 and the minimum selling price would be € 50.

The Company will prepare and publish an information memorandum approved by Autorité des Marchés Financiers, which will be made available to shareholders.

Resolutions to be voted on in Extraordinary Shareholders' Meeting

Authorizations to increase the capital by issuing common shares or other share equivalents, with or without pre-emptive subscription rights - eleventh, twelfth and thirteenth resolutions -

You are asked to renew authorizations granted to the Board of Directors to increase the capital.

The Board of Directors has been given authorizations to issue shares, shares with equity warrants, convertible bonds, stand-alone equity warrants and other share equivalents, with or without pre-emptive subscription rights. It has not used these authorizations, which expire this year.

You are therefore asked to renew these authorizations for a period of **26 months**, as provided for in article L. 225-129-2 of the Commercial Code.

In the eleventh resolution, the Board is seeking an authorization to issue shares, equity warrants and other share equivalents, including convertible bonds, equity notes and bonds with equity warrants, with pre-emptive subscription rights for existing shareholders. The authorization would also cover the issuance of bonus shares and the raising of the par value of existing shares, to be paid up by capitalizing reserves, earnings or additional paid-in capital.

The aggregate face value of share equivalents issued pursuant to this authorization would be limited to **€ 1.5 billion** and the aggregate par value of the resulting share issues would be limited to **€ 500 million,** except in the case of bonus share issues or an increase in the par value of existing shares paid up by capitalizing reserves, earnings or additional paid-in capital. Any shares issued to avoid dilution of the rights of certain holders of share equivalents would not be included in the € 500 million ceiling. The ceilings set in this resolution and the twelfth resolution would not be cumulative.

The twelfth resolution concerns an authorization to issue the above shares and share equivalents without pre-emptive subscription rights for existing shareholders on the French or international market. The authorization could also be used to issue shares on conversion, redemption, exchange or exercise of Schneider Electric SA share equivalents issued by the Company's direct or indirect subsidiaries with the authorization of the Board of Directors.

The aggregate face value of share equivalents issued pursuant to this authorization would be limited to € 1.5 billion and the aggregate par value of the resulting share issues would be limited to € 300 million. The ceilings set in this resolution and the eleventh resolution would not be cumulative.

The thirteenth resolution concerns an authorization to issue shares and share equivalents, within the limits set in the above resolutions, in payment for shares in another company tendered in connection with a Public Exchange Offer initiated by Schneider Electric. In accordance with the new measures in the Commercial Code, the shares and share equivalents issued for this purpose may represent, in the aggregate, a maximum of 10% of the Company's issued capital.

The purpose of these authorizations is to give the Board of Directors greater flexibility when it comes to selecting the type of issues to be carried out, depending on demand and the conditions prevailing in the French, foreign or international financial markets. The authorization to issue shares and share equivalents without pre-emptive subscription rights is designed to allow the Board to carry out issues quickly, in order to take immediate advantage of opportunities before they disappear, and to expand the shareholder base by placing the issues on foreign or international markets.

In the case of issues without pre-emptive subscription rights, the Board of Directors may offer shareholders a non-transferable priority subscription right. In accordance with Decree 2005-112 of February 10, 2005, the resulting share issues would be carried out at a price at least equal to the average weighted price for the Company's shares over the three trading days preceding the date on which the share or share equivalent issues were decided by the Board of Directors. They may be issued with a maximum discount of 5%.

Issuance of shares to employees who are members of an employee stock purchase plan - fourteenth resolution -

At the Extraordinary Shareholders' Meeting of May 16, 2003, the Board of Directors was authorized to issue shares to employees who are members of an employee stock purchase plan, up to the equivalent of 5% of Schneider Electric's issued capital.

In 2004, the Board of Directors used this authorization to issue shares equivalent to 0.3% of the issued capital as part of a worldwide employee stock purchase program. This authorization, which was granted for a period of five years, was renewed by shareholders at the Annual Meeting of May 6, 2004 for five more years.

Under the "NRE" Act, if a company asks shareholders for an authorization to issue shares, a separate resolution must be tabled at the meeting covering the issuance of shares to employees who are members of an employee stock purchase plan. Since the eleventh, twelfth, thirteenth and fifteenth resolutions seek authorization to issue shares and share equivalents with or without pre-emptive subscription rights, the Board is asking for the early renewal of the authorization given in May 2004, which it has not used.

The Board of Directors would have full powers to carry out employee share issues up to the equivalent of 5% of the Company's issued capital. Under the new authorization the maximum discount at which the shares could be offered is set at 15%.

The new authorization, sought for a period of five years, cancels and replaces the authorization given in May 2004.

Authorization to grant shares without consideration to officers and employees of the Company and its subsidiaries and affiliates- fifteenth resolution -

In the fifteenth resolution, you are asked to authorize the Board of Directors to grant shares without consideration to officers and employees of Schneider Electric SA and its subsidiaries and affiliates, as defined in article L.225-197-2 of the Commercial Code.

The Board of Directors is seeking this authorization so that it can take advantage of a new method for retaining and motivating officers and employees introduced by France's 2005 Finance Act.

In accordance with the Commercial Code, the Board of Directors will determine the recipients and the conditions and criteria for making said grants.

The total number of shares granted without consideration may not represent more than 2% of the Company's capital. Furthermore, the total number of shares that may be subscribed or purchased on the exercise of options granted under the 19th resolution approved by shareholders at the Annual Meeting of May 6, 2004 and of shares that may be granted without consideration under this resolution may not represent more than 3% of the Company's capital. In light of the number of options granted in 2004, the aggregate ceiling currently stands at 2% of the Company's capital.

In accordance with the law, the rights to shares granted without consideration shall vest after a period of no less than two years, to be followed by a lock-up period of at least two years from the vesting date. The Board of Directors may extend the vesting period or the lock-up period at its discretion.

The authorization is being sought for a period of **38 months.**

Any new shares granted to employees and officers without consideration will be paid up by capitalizing retained earnings, income or additional paid-in capital; consequently, shareholders will automatically waive their right to the portion of retained earnings, income or additional paid-in capital that may be capitalized to pay up any new shares issued under this resolution.

If the Board of Directors grants new shares, it will buy back and cancel shares at the time of transfer to offset any dilution.

Auditors' special report on agreements involving directors

Free translation of the original report in French

Year ended December 31, 2004

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA, we present below our report on agreements involving directors that have been disclosed to us.

Our responsibility does not include identifying any undisclosed agreements. We are required to report to shareholders, based on the information provided, about the main terms and conditions of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of article 92 of the March 23, 1967 decree, it is the responsibility of shareholders to determine whether the agreements are appropriate and should be approved.

We carried out our work in accordance with French professional standards. Those standards require that we perform procedures to verify that the information given to us agrees with the underlying documents.

Agreements signed during the year

We were not informed of any agreements that would be governed by article L.225-38 of the Commercial Code.

Agreements entered into in prior years

In application of the decree of March 23, 1967, we were advised of the following agreement entered into in prior years, which remained in force during the year.

With the authorization of the Board of Directors given on June 27, 1995, a management agreement was signed between your Company and Spie Batignolles (renamed Amec Spie SA) covering the administrative and legal management of contract disputes that remained at the level of Schneider Electric SA at the time of the merger.

In 2004, Schneider Electric paid Amec Spie SA € 100,000 (excluding VAT) pursuant to this agreement.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres	Mazars & Guérard
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

Auditors' special report on authorizations to increase the capital and to issue share equivalents with or without pre-emptive subscription rights

Free translation of the original report in French

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Articles L.225-135, L.225-129, L.225-129-2 and L.228-92 of the Commercial Code, we present below our report on the authorizations sought by the Board of Directors for a period of 26 months to increase the Company's capital by issuing, on one or several occasions, shares or share equivalents, either with pre-emptive subscription rights (11th resolution) or without pre-emptive subscription rights (12th and 13th resolutions).

In accordance with Article L.225-129-2 of the Commercial Code, the Board of Directors asks, on the basis described in its report, for your authorization to decide any capital increases, and, in the 12th resolution, to waive your pre-emptive right to subscribe the issue.

We performed our work in accordance with professional standards in France. Those standards require that we perform procedures to check the method used to determine the issue price of shares or share equivalents, with or without pre-emptive subscription rights.

We have no matters to report concerning the method for determining the issue price as described in the 12th resolution of the Report of the Board of Directors, contingent upon our final review of the terms of the proposed capital increase.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue(s) will be carried out, and consequently have no opinion on the 12th resolution's proposal to cancel shareholders' pre-emptive subscription right, the principle of which is consistent with the proposed operation.

Should this resolution be approved and as required by Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report at the time the capital increase(s) is (are) carried out by the Board of Directors.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres	Mazars & Guérard
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

Auditors' Report on the Proposed Employee Share Issue with Cancellation of Shareholders' Pre-Emptive Subscription Right

Free translation of the original report in French

To the shareholders of Schneider Electric SA,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-135 of the Commercial Code, we present below our report on the proposed issue of shares to employees who are members of an Employee Stock Purchase Plan, as presented to shareholders for approval. The aggregate nominal amount by which the capital may be increased under the authorization has been set at 5% of the capital issued and outstanding when the authorization is used.

As provided for in Article L.225-129-6 of the Commercial Code, the Board of Directors is seeking an authorization, on the basis described in the Board's report, to set the terms and conditions of the employee share issue in accordance with Article L.443-5 of the Labor Code. Shareholders will be asked to waive their pre-emptive right to subscribe this issue.

We performed our work in accordance with professional standards in France. Those standards require that we perform procedures to check the method used to determine the share issue price.

In accordance with Article L.443-5 of the Labor Code, the issue price of the new shares would be equal to the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the 20 trading days preceding the date on which the decision is made to launch the employee share issue, with a maximum discount of 15%.

Since the issue price has not yet been set, we cannot formulate an opinion on the final conditions under which the share issue will be carried out, and consequently have no opinion on the proposal to cancel shareholders' pre-emptive subscription right, the principle of which is consistent with the proposed operation.

Should this resolution be approved and as required by Article 155-2 of the Decree of March 23, 1967, we will prepare an additional report at the time the capital increase is carried out by the Board of Directors.

This report refers to articles in the Commercial Code that reflect changes brought about by Order 2004-604 of June 24, 2004.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres	Mazars & Guérard
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

Auditors' Report on the Proposal to Grant Existing or New Shares without Consideration to Officers and Employees of the Company

Free translation of the original report in French

To the shareholders of Schneider Electric SA,

In our capacity as Statutory Auditors of Schneider Electric SA and pursuant to Article L.225-197-1 of the Commercial Code, we present below our report on the proposal to grant existing or new shares without consideration to officers and employees of Schneider Electric SA and its subsidiaries and affiliates, as defined in article L.225-197-2.

The Board of Directors is seeking authorization to grant existing or new shares without consideration within the limits defined in the 15th resolution tabled for approval at the Annual and Extraordinary Shareholders' Meeting of May 12, 2005. It is the Board's responsibility to draw up a report on the grant that it wishes to carry out. It is our responsibility to comment, if necessary, on the information given to you about the grant.

Because no professional standard applies to this type of operation, which was approved by law on December 30, 2004, we have performed the procedures we deemed necessary to ensure that the methods being considered are in accordance with the law.

We have no matters to report concerning the information provided in the Report of the Board of Directors.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres	Mazars & Guérard
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

Resolutions voted on in Annual Shareholders' Meeting

First Resolution

(2004 financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the transactions and financial statements for the year ended December 31, 2004, as presented by the Board of Directors.

Second resolution

(2004 consolidated financial statements)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the reports of the Board of Directors and the Auditors, approves the consolidated financial statements for the year ended December 31, 2004, as presented by the Board of Directors.

Third resolution

(Agreements governed by article L.225-38 of the Commercial Code)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the Auditors' Special Report on agreements governed by article L.225-38 of the Commercial Code, presented in accordance with article L.225-40 of the Code, notes the information contained in the Auditors' Report.

Fourth resolution

(Allocation to retained earnings, appropriation of income, and dividend payment)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, resolves to:

1) Allocate to retained earnings the précompte equalization tax not paid to the French Treasury on 2004 dividends, in an amount of € 932,624.85, bringing total retained earnings to € 170,171,884.77.

2) Appropriate income available for distribution in the amount of € 728,939,327.16, corresponding to net income for the year of € 558,767,442.39 plus the above amount credited to retained earnings, as follows:

Dividends	€ 407,149,518.60
Retained earnings	€ 321,789,808.56
Total	€ 728,939,327.16

The dividend will amount to € 1.80 for the 226,194,177 € 8 par value shares cum dividend January 1, 2004 that were outstanding on December 31, 2004.

The whole dividend suggested is entitled to the 50 % deduction in favor of individuals residing in France provided for in Article 153-8-2 of the Tax Code.

Unpaid dividends on shares held in treasury as of the ex-dividend date will be allocated to retained earnings.

Dividend payments and corresponding tax credit for the last three years were as follows:

	Net dividend	Avoir fiscal tax credit	Total revenue
2001 (1)	€ 1.3	-	€ 1.30
2002	€ 1.0	€ 0.50 (2) € 0.10 (3)	€ 1.50 € 1.10
2003	€ 1.1	€ 0.55 (2) € 0.11 (3)	€ 1.65 € 1.21

(1) Return of capital in lieu of a dividend that did not qualify for any tax credit and was not subject to personal income tax or the CSG or CRDS taxes in France.

(2) 50% tax credit (3) 10% tax credit

Fifth resolution

(Election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings elects Serge Weinberg as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2009 to approve the 2008 accounts. Mr. Weinberg will replace Hans Friderichs, whose term expires at this Meeting and cannot be renewed due to the age limit set out in the bylaws.

Sixth resolution

(Resignation and Election of a Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings, accepts Caisse des Dépôts et Consignations' resignation as Director and elects Jérôme Gallot to serve out the rest of Caisse des Dépôts et Consignations' term, which expires at the Annual Shareholders' meeting to be called in 2008 to approve the 2007 accounts. Mr. Gallot's term as permanent representative of Caisse des Dépôts et Consignations ends at today's Meeting.

Seventh resolution

(Re-election of Mr. Henri Lachmann as Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects Henri Lachmann as Director for a period of three years expiring at the Annual Shareholders' Meeting to be called in 2008 to approve the 2007 accounts.

Eighth resolution

(Re-election of Mr. René de La Serre as Director)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings re-elects René Barbier de La Serre as Director for a period of four years expiring at the Annual Shareholders' Meeting to be called in 2009 to approve the 2008 accounts.

Ninth resolution

(Attendance Fees)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors, sets the maximum attendance fees payable to Directors at €800,000 per year until further notice.

Tenth resolution

(Authorization to trade in the Company's shares - maximum acquisition price: €90, minimum selling price: €50)

The General Meeting, acting with the quorum and majority required for ordinary General Meetings and having heard the report of the Board of Directors and the information memorandum prepared by the Company and approved by Autorité des Marchés Financiers, authorizes the Board of Directors to purchase Company shares on the stock market in connection with any acquisition transactions, or in order to reduce the capital or to cover stock option plans or to grant bonus shares or instruments convertible into shares, as provided for in article L.225-209 of the Commercial Code.

□ The maximum number of shares that may be acquired pursuant to this authorization may not exceed 22,619,417 shares, or 10 percent of the issued share capital.

□ Shares may not be acquired at a price in excess of €90 nor sold at a price of less than €50, provided that, if all or some of the shares acquired pursuant to this authorization are intended to be allotted on exercise of stock options, in application of articles L.225-177 et seq. of the Commercial Code, the selling price of the shares in question will be determined in accordance with the provisions of the law governing stock options.

□ Share purchases may not exceed an aggregate maximum amount of €2,035,747,530.

□ The shares may be acquired, sold or otherwise transferred by any appropriate method and in compliance with current legislation on the market or over the counter, including through block purchases or sales, the use of all derivatives traded on a regulated market or over the counter and the use of put or call options.

□ Shares acquired may also be canceled, subject to compliance with the provisions of articles L.225-204 and L.225-205 of the Commercial Code and in accordance with the twentieth resolution submitted to shareholders at Annual Meeting of May 6, 2004.

□ In the case of financial transactions, the Board of Directors may adjust the maximum and minimum number and/or selling price of shares sold pursuant to this authorization.

□ This authorization will expire at the end of a period of eighteen months from the date of this Meeting.

Resolutions voted on in Extraordinary Shareholders' Meeting

Eleventh resolution

(Authorization to increase the capital by a maximum of €500 million by issuing common shares or other share equivalents, in all cases with pre-emptive subscription rights)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-129-2 and L.228-92 of the Commercial Code:

□ To authorize the Board of Directors to increase the Company's issued share capital on one or several occasions by issuing, in France or abroad, common shares or legally recognized securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares, at any time or on fixed dates. The securities may be denominated in euros or in any other currency or any monetary unit determined by reference to a basket of currencies.

This authorization is given for a period of twenty-six months from the date of this Meeting.

□ That the issued share capital may be increased during the period by a maximum aggregate amount of €500 million, taking into account the increases authorized in the 12th and 13th resolutions. The €500 million ceiling will not include the par value of any shares to be issued to prevent dilution of the rights of holders of share equivalents.

□ That the aggregate par value of debt securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €1.5 billion.

□ That holders of existing shares will have a pre-emptive right to subscribe any securities to be issued pro rata to their existing holdings.

□ That if all the securities offered are not taken up by shareholders exercising their pre-emptive rights, as provided for above, the Board of Directors may offer all or some of the remaining securities for subscription by the public.

□ That if any issue decided in application of the present resolution is oversubscribed, the number of shares to be issued may be increased in accordance with article L.225-135-1 of the Commercial Code, provided that the €500 million ceiling is not exceeded.

□ To authorize the Board of Directors to increase the Company's issued share capital, during the period of twenty-six months, on one or several occasions by issuing bonus shares or raising the par value of existing shares to be paid up by capitalizing reserves, earnings, additional paid-in capital or other legally acceptable items in accordance with the bylaws.

□ That the aggregate capital increases that may be carried out by issuing bonus shares or raising the par value of existing shares, combined with any additional increases to protect the rights of holders of share equivalents in accordance with the law, may not exceed the sum of retained earnings, additional paid-in capital and earnings before the capital increase.

□ That this authorization cancels and replaces all similar authorizations given at previous General Meetings.

Twelfth resolution

(Authorization to increase the capital by a maximum of €300 million by issuing common shares or other share equivalents, in all cases without pre-emptive subscription rights)

The General Meeting, acting with the quorum and majority required for Extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-129-2, L.225-135, L.225-136, L.228-92 and L.228-93 of the Commercial Code:

□ To authorize the Board of Directors to increase the Company's issued share capital on one or several occasions by issuing, in France or abroad, common shares or legally recognized securities that are convertible, redeemable, exchangeable or otherwise exercisable for common shares in the Company or in any other company in which it holds more than half of the issued capital either directly or indirectly, at any time or on fixed dates. The securities may be denominated in euros or in any other currency or any monetary unit determined by reference to a basket of currencies.
This authorization is given for a period of twenty-six months from the date of this Meeting.

□ That the issued share capital may be increased during the period by a maximum aggregate amount of €300 million and that the ceilings set in this resolution and the eleventh resolution are not cumulative.

□ That the aggregate par value of debt securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares may not exceed €1.5 billion and that the ceilings set in this resolution and the eleventh resolution are not cumulative.

□ That holders of existing shares will not have a pre-emptive right to subscribe any securities issued, as allowed under current legislation; however, the Board of Directors may grant shareholders a non-transferable priority subscription right in accordance with article L.225-135 of the Commercial Code.

□ That the amount received by the Company for each share issued - including where applicable the issue price of any stand-alone warrants - shall be at least equal to the minimum price called for by the laws and/or regulations applicable on the date of issue, regardless of whether the shares or share equivalents rank *pari passu* with existing shares or share equivalents.

□ That if any issue decided in application of the present resolution is oversubscribed, the number of shares to be issued may be increased in accordance with article L.225-135-1 of the Commercial Code, provided that the €300 million ceiling is not exceeded.

□ That this authorization cancels and replaces all similar authorizations given at previous General Meetings.

Thirteenth resolution

(Authorization to issue shares without pre-emptive subscription rights in payment for shares tendered to a public exchange offer or for contributed assets)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves that the authorization given in the twelfth resolution may be used to issue shares in payment for shares of another company tendered to a public exchange offer governed by article L.225-148 of the Commercial Code.

The General Meeting also gives the Board of Directors a 26-month authorization to use the authorization given in the twelfth resolution to carry out one or several share issues representing, in the aggregate, a maximum of 10% of the Company's issued capital, in payment for shares or share equivalents contributed to the Company in transactions not governed by article L.225-148.

In all cases, the amounts of any capital increases carried out pursuant to this resolution and the ceilings set in the eleventh and twelfth resolution are not cumulative.

Fourteenth resolution

(Issuance of shares to employees who are members of an employee stock purchase plan)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings, having considered the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.443-1 et seq. of the Labor Code and L.225-129.6 and L.225-138.1 of the Commercial Code:

□ To give the Board of Directors a five year authorization to increase the share capital on one or several occasions, at its discretion, by issuing shares and share equivalents to the members of an Employee Stock Purchase Plan set up by French or foreign related companies, in accordance with Article L.225-180 of the Commercial Code and Article L.444-3 of the Labor Code. The maximum nominal amount by which the capital may be increased may not exceed 5% of the issued capital as of the date on which this authorization is used.

□ To set the maximum discount at which shares may be offered under the Employee Stock Purchase Plan at 15% of the average of the opening prices quoted for Schneider Electric shares on Euronext Paris over the 20 trading days preceding the date on which the decision is made to launch the employee share issue.

The Board of Directors is specifically authorized to reduce the above discount, within legal and regulatory limits.

□ That in the case of an issue of share equivalents, the characteristics of these securities will be determined by the Board of Directors in accordance with the applicable regulations.

□ That shareholders shall waive their pre-emptive right to subscribe the share equivalents to be issued under this authorization as well as the shares issued directly or indirectly on redemption, conversion, exchange or exercise of share equivalents, together with any rights to the shares or share equivalents attributed in application of this resolution.

□ That the Board of Directors shall have full powers to use this authorization, including the powers of delegation provided for by law, subject to the limits and conditions described above. In particular, the Board of Directors shall have full powers to:

- decide the characteristics of the securities to be issued, the amounts of the issues, the issue price, the subscription date or period, the terms and conditions of subscription, payment and delivery of the securities, as well as the cum-dividend or cum-interest date, subject to compliance with the applicable laws and regulations;
- place on record the capital increases corresponding to the aggregate par value of the shares subscribed directly or on redemption, conversion, exchange or exercise of share equivalents;
- at its sole discretion, charge the share issue costs to the related premiums and credit all or part of the remaining premiums to the legal reserve as needed in order to raise this reserve to one-tenth of the new capital stock after each increase;
- enter into any and all agreements, carry out any and all operations and formalities, directly or through a representative, including the formalities related to the capital increase and the corresponding amendment of the bylaws, and generally do whatever is necessary.
- generally, enter into any and all underwriting or other agreements, take any and all measures and perform any and all formalities related to the issue, quotation and servicing of the securities issued under this authorization and the exercise of the related rights.

□ That this authorization cancels and replaces, with immediate effect, the unused portion of all earlier authorizations given to the Board of Directors to issue shares to members of Employee Stock Purchase Plans without pre-emptive subscription rights for existing shareholders.

Fifteenth resolution

(Authorization given to the Board of Directors to grant shares without consideration to officers and employees of the Company and its subsidiaries and affiliates)

The General Meeting, acting with the quorum and majority required for extraordinary General Meetings and having heard the report of the Board of Directors and the Auditors' special report, resolves, in accordance with articles L.225-197-1 et seq. of the Commercial Code:

□ To authorize the Board of Directors to grant to officers and employees of the Company, as defined in article L.225-197-1 of the Commercial Code, and its subsidiaries and affiliates, as defined in article L.225-197-2, on one or several occasions, existing or new shares of the Company without consideration.

□ That the Board of Directors may determine the recipients and the conditions and criteria for making said grants.

□ That the total number of shares granted without consideration under this resolution may not represent more than 2% of the Company's capital as of this Meeting, furthermore, the total numbers of shares that may be subscribed or purchased on the exercice of options granted under the 19th resolution approved by shareholders at the Annual Meeting of May 6, 2004 and of shares that may be granted without considration under this resolution may not represent more than 3% of the Company's capital, and that rights to said shares shall vest after a period of no less than two years, to be followed by a lock-up period of two years from the vesting date. The Board of Directors may extend the vesting period or the lock-up period at its discretion.

□ To authorize the Board of Directors to adjust the number of shares in the case of any corporate actions, in order to prevent any dilution of recipients' rights.

□ That new shares granted to employees and officers without consideration will be paid up by capitalizing retained earnings, income or additional paid-in capital; consequently, shareholders automatically waive their right to the portion of retained earnings, income or additional paid-in capital that may be capitalized to pay up any new shares issued under this resolution.

□ That this authorization is given for a period of **38 months** from the date of this Meeting.

Shareholders give full powers to the Board of Directors to carry out, directly or through a representative, any and all formalities required to apply this authorization, to adjust the number of shares to take into account the effects of any corporate actions, to place on record the capital increase or increases undertaken pursuant to this authorization, amend the bylaws to reflect the new capital and generally do everything necessary.

Sixteenth resolution

(Powers)

The General Meeting gives full powers to the bearer of a copy or extract of the minutes of the meeting to carry out all legal filing and other formalities.

4 Auditors' Report on the Report of the Chairman of the Board of Directors

Auditors' Report on the Report of the Chairman of the Board of Directors drawn up in application of the final paragraph of Article L.225-235 of the French Commercial Code (Code de Commerce) and concerning internal control procedures related to the establishment and processing of accounting and financial information

Free translation of the original report in French

Year ended December 31, 2004

To the shareholders,

In our capacity as Statutory Auditors of Schneider Electric SA (the Company) and as required by the final paragraph of Article L.225-235 of the French Commercial Code (Code de Commerce), we hereby present our report on the report prepared by the Chairman of the Board of Directors of the Company in accordance with Article L.225-37 of the Code de Commerce for the year ended December 31, 2004.

In his report, the Chairman of the Board of Directors is required to comment on the conditions applicable for the preparation and organization of the work carried out by the Board of Directors and the internal control procedures implemented within the Company.

Our responsibility is to report to shareholders our comments on the information contained in the Chairman's report concerning the internal control procedures related to the preparation and processing of accounting and financial information.

We performed our work in accordance with professional standards in France. Those standards require that we perform procedures to verify the information provided in the Chairman's report on the internal control procedures covering the preparation and processing of accounting and financial information.

In particular, we have examined the objectives and general organization of the Company's internal control system and the internal control procedures covering the preparation and processing of accounting and financial information, as described in the Chairman's report. We have also examined the underlying documents

Based on our procedures, we have no comments to make on the information provided concerning the Company's internal control procedures covering the preparation and processing of accounting and financial information, as contained in the report of the Chairman of the Board of Directors, prepared in accordance with the final paragraph of article L.225-37 of the Code de Commerce.

Paris and Neuilly-sur-Seine, February 17, 2005

The Statutory Auditors

Barbier Frinault et Autres / Ernst & Young	Mazars & Guérard / Mazars
Christian Chochon Pierre Jouanne	Pierre Sardet Jean-Louis Simon

Schneider Electric SA

Headquarters
43-45, boulevard Franklin-Roosevelt
F-92500 Rueil-Malmaison (France)
Tel. : +33 (0) 1 41 29 70 00
Fax : +33 (0) 1 41 29 71 00
Internet : www.schneider-electric.com

Incorporated in France
with issued capital of € 1,809,553,416
Registered in Nanterre, RCS 542 048 574
Siret no. 542 048 574 01775

Printed on paper made from
100% recycled fibers, 100% chlorine free.
All production waste has been recycled.

Creation J. Grison / Photos : Bruno Levy (Les Echos) et V. Vedrenne / Printed Telliez

March 2005